                                                Filed pursuant to Rule 424(b)(4)
                                                      Registration No. 333-90013

                      [SWITCHBOARD/(R)/ LOGO APPEARS HERE]

                                5,500,000 Shares

                                  Common Stock

    Switchboard Incorporated is offering 5,500,000 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "SWBD."

                             ---------------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 8.

                             ---------------------

                                                          Per Share    Total
                                                          ---------    -----
Public Offering Price....................................  $15.00   $82,500,000
Underwriting Discounts and Commissions...................  $ 1.05   $ 5,775,000
Proceeds to Switchboard..................................  $13.95   $76,725,000

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Switchboard has granted the underwriters a 30-day option to purchase up to an additional 825,000 shares of common stock to cover over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on March 7, 2000.

                             ---------------------

                              Joint Lead Managers

Robertson Stephens                                             J.P. Morgan & Co.

                             ---------------------

The Robinson-Humphrey Company                                      Wit SoundView

                 The date of this prospectus is March 2, 2000.

[Narrative description of graphic material omitted in electronically filed document:

Description of inside front cover:

Set in the middle of the page against a purple background is the phrase, "Think outside the bookSM ". On the right side of the page is a silhouette of a person holding out its right hand.

Description of two page graphical foldout:

This two page layout is broken into three vertical sections, with headings at the top of each section set against a purple background. The headings are, from left to right, "Promotion and Distribution", "Features and Content" and "Local Merchant Network".

The "Promotion and Distribution" section is separated into three vignettes, from top to bottom of the page. The first and largest vignette is a snapshot of the Switchboard.com Web page. The second vignette is preceded by the heading, "Some of our Syndicated Sites:". The remainder of the second vignette displays four overlapping snapshot pictures of some of Switchboard's syndicated Web sites. The syndicated Web sites are with, from left to right, cbs2ny.com, athand.com, askjeeves.com and discovercard.com. The third vignette includes three pictures beside each other, from left to right, one of a television, one of a radio and one of a billboard. The words "Television," "Radio" and "Outdoor Advertising" appear beneath their respective pictures. Centered below the pictures and words is the CBS logo and eye design.

The "Features and Content" section is separated into four vignettes, from top to bottom of the page. The first vignette at the top of the page portrays two snapshot pictures of Switchboard's Find a Business and Switchboard's What's Nearby? Services. Centered to the left of the pictures is the caption "Find a Business & What's Nearby?" The second vignette portrays a snapshot picture of Switchboard's Find a Person and What's Nearby? services. Centered to the left of the picture is the caption "Find a Person & What's Nearby?". The third vignette portrays a snapshot picture of a map provided by Switchboard's Maps on Us service. Centered to the left of the picture is the caption "Maps and Directions". The fourth vignette portrays a snapshot picture of a Web search results page from Switchboard's "Search the Web" service. Centered to the left of the picture is the caption "Search the Web".

Two red arrows point from the first vignette to the third section, "Local Merchant Network". One red arrow points from each of the other three vignettes to the third section, "Local Merchant Network".

The "Local Merchant Network" section includes a single vignette of four overlapping Web pages portraying restaurants participating in the local merchant network. Centered above the pictures of the Web pages is the caption, "Our online network gives merchants a fast, easy, cost-effective way to get their business represented online and facilitates commerce by connecting them with consumers".]

    Until March 27, 2000 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   8
Forward-Looking Statements...............................................  21
Use of Proceeds..........................................................  22
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Dilution.................................................................  25
Selected Financial Data..................................................  26
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................  27
Business.................................................................  36
Management...............................................................  47
Certain Transactions.....................................................  57
Principal Stockholders...................................................  65
Description of Capital Stock.............................................  67
Shares Eligible for Future Sale..........................................  71
Underwriting.............................................................  73
Validity of Common Stock.................................................  75
Experts..................................................................  75
Where You Can Find More Information......................................  76
Index to Financial Statements............................................ F-1

                                    SUMMARY

    This summary may not contain all of the information that is important to you. You should read the entire prospectus, including "Risk Factors" and the financial statements and related notes, before deciding to invest in our common stock.

                                  Our Company

    We are a leading Internet-based local merchant network interconnecting consumers, merchants and national advertisers. We connect consumers searching for specific products and services with the merchants that provide them. We offer our users local information about people and businesses across the United States, including listings of over 96 million individuals, 12 million businesses and four million e-mail addresses. Our online network gives local merchants a fast, easy, cost-effective way to get their businesses represented online and facilitates commerce by connecting them with consumers. We provide an effective online lead generation engine for these local merchants and for national advertisers that reaches consumers motivated to buy products and services in specific geographic locations.

    We entered into a strategic relationship with CBS in June 1999 under which CBS became a minority stockholder of Switchboard in exchange for $95.0 million in advertising and promotion to be provided to us through June 2006 across all CBS media properties, including television, radio and outdoor advertising, and $5.0 million in cash. We also received a license from CBS to use the "CBS" and CBS "eye" device trademarks. Our relationship with CBS positions us to build our brand, attract consumers and increase the credibility of our service with local merchants. In addition to our CBS relationship, we reach a large base of consumers and local merchants through our relationships with financial services, telecommunications and newspaper companies and Internet destinations. Through these relationships, we add new merchants to our network and increase the number of consumers using our Web site.

                             Our Market Opportunity

    The number of Internet users worldwide is projected to increase to 500 million by the end of 2003 from approximately 195 million in 1999, according to International Data Corporation. IDC projects total business-to-consumer online commerce will increase to $178 billion in 2003 from approximately $31 billion in 1999. Forrester Research estimates that online advertising in the United States will increase to $17.2 billion in 2003 from approximately $1.3 billion in 1998.

    Historically, consumers have used printed materials such as yellow pages directories and maps to identify and seek out businesses that provide specific products and services in their area. These sources, however, typically cover narrowly defined geographic areas and some are updated only once per year. Recently, consumers have turned to online directories as an alternative source of local information. Consumers, however, continue to encounter difficulties obtaining the relevant information they seek because of the volume and fragmented nature of online local information.

    At the same time, local merchants are increasingly recognizing the need to establish an online presence to remain competitive. According to Forrester Research, the aggregate number of businesses with 100 or fewer employees with a Web presence is projected to increase to approximately 4.2 million by the end of 2003 from approximately 2.1 million in 1999. Forrester Research also predicts local online commerce will increase to $6.1 billion in 2003 from approximately $680 million in 1998. Creating an online presence, however, is often a difficult and costly task for small businesses. Local merchants may struggle with the financial, technical and administrative challenges associated with creating, maintaining and promoting an effective Web site.

                                  Our Solution

    We have created a single online destination, Switchboard.com, that satisfies consumers' need for easily accessible detailed local information and merchants' need to establish and maintain an online presence. Switchboard.com attracted approximately 2.5 million unique visitors in December 1999 according to Media Metrix. Our Web sites have over 2.4 million registered users, and our users viewed over 50 million pages in December 1999.

    We provide the following benefits to consumers:

    Extensive information base. We provide our users with links to a growing base of over 350,000 business Web sites. This provides our users with a powerful tool to research and compare competitive products and services and to ultimately conduct business, both online and offline.

    Powerful search capability. Our proprietary directory architecture combined with our intuitive screen display allows search results to be delivered quickly with fewer page views. Search results can be organized alphabetically or by geographic proximity.

    Integrated maps and driving directions. Our Maps On Us maps and driving directions technology is fully integrated with our directory services. Once a consumer identifies a desired address, Maps On Us allows the consumer to plot the most effective route to that destination, including intermediate stopping points.

    We also provide the following benefits to merchants and national advertisers:

    Fast cost-effective Web presence. We quickly and cost-effectively develop and deploy multi-page Web sites for local merchants while eliminating the associated technical, administrative and financial challenges.

    Participation in a leading online local merchant network. We provide local merchants with access to our nationally recognized, highly trafficked merchant network, Switchboard.com, which provides merchants with exposure to consumers beyond their immediate local area.

    Lead generation. Our online network attracts self-qualified consumers and helps to connect them with our merchant customers.

    Customized advertising options for national advertisers. We offer national advertisers a wide range of customized advertising options designed to generate leads at the local or national level.

                                  Our Strategy

    We intend to be the leading Internet-based local merchant network by:

  .   building our brand;

  .   expanding our merchant aggregation programs;

  . creating specialized directories for targeted groups of consumers who share a common interest;

  .   extending our technology leadership; and

  .   expanding our operations internationally.

                             Our Operating History

    We were incorporated in Delaware in April 1996 as a subsidiary of Banyan Systems Incorporated, or Banyan Worldwide. Prior to this offering, we were a majority owned subsidiary of Banyan Worldwide. We have incurred significant net losses in each fiscal quarter since our inception and expect to continue to incur net losses and negative cash flows during 2000.

                                  The Offering

 Common stock offered by Switchboard................. 5,500,000 shares
 Common stock to be outstanding after this offering.. 23,716,355 shares
 Use of proceeds..................................... For general corporate purposes. Please see "Use
                                                      of Proceeds."
 Nasdaq National Market symbol....................... SWBD

    The number of shares of our common stock that will be outstanding after this offering is based on 18,216,355 shares outstanding on December 31, 1999. This number includes 3,552,421 shares issuable upon the conversion of our series A, series C and series D convertible preferred stock, which will convert automatically into 3,552,421 shares of our common stock upon the closing of this offering.

    The number of shares outstanding excludes:

  . an aggregate of 2,951,600 shares subject to outstanding options as of December 31, 1999 at a weighted average exercise price of $6.23 per share;

  . an aggregate of 1,751,937 shares subject to outstanding warrants as of December 31, 1999 at a weighted average exercise price of $2.71 per share, assuming these warrants are all exercised in full;

  . an aggregate of 1,793,026 shares reserved for issuance under our 1996 stock incentive plan, our 1999 stock incentive plan and our 1999 employee stock purchase plan as of December 31, 1999; and

  . one share issuable upon the conversion of our one outstanding share of series E special voting preferred stock, which will not convert automatically upon the closing of this offering.

                                  Our Offices

    Our principal executive offices are located at 115 Flanders Road, Westboro, Massachusetts 01581, and our telephone number at that location is (508) 898-1122. Our Web site address is www.Switchboard.com. The information on our Web site is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

                             Additional Information

    Except as set forth in the financial statements and related notes or as otherwise indicated, all information in this prospectus:

  .   assumes no exercise of the underwriters' over-allotment option;

  . reflects the conversion of all outstanding shares of our convertible preferred stock into shares of common stock on a one-for-one basis, with the exception of the one outstanding share of series E special voting preferred stock, which will remain outstanding; and

  . reflects, as of the closing of this offering, the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws.

    "Switchboard," "Maps On Us" and "SideClick" are our registered service marks. We have applied for service mark registrations for "Ad Studio," "What's Nearby," "Think Outside the Book," "My Corner" and "My Studio." "CBS" and the CBS "eye" device are registered trademarks of CBS Broadcasting Inc. This prospectus also contains other trademarks, tradenames and service marks of ours and other companies which are the property of their respective owners.

                             Summary Financial Data

    The following summary historical and pro forma financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The summary pro forma data do not purport to represent what our results would have been if the events below had occurred at the dates indicated.

                                                     Year Ended
                                                    December 31,
                                       ----------------------------------------
                                           1997          1998          1999
                                       ------------  ------------  ------------
                                       (in thousands, except per share data)
Statement of Operations Data:
Revenue..............................  $        650  $      6,536  $      8,304
Gross profit.........................          (143)        5,229         6,334
Loss from operations.................        (5,334)       (4,961)       (8,656)
Net loss.............................  $     (5,329) $     (5,365) $     (8,805)
                                       ============  ============  ============
Basic and diluted net loss per
  share..............................  $      (0.81) $      (0.81) $      (0.89)
                                       ============  ============  ============
Shares used in computing basic and
  diluted net loss per share.........         7,000         7,011        10,915
Unaudited pro forma basic and diluted
  net loss per share.................                              $      (0.67)
                                                                   ============
Shares used in computing unaudited
  pro forma basic and diluted net
  loss per share.....................                                    13,078

    The following table is a summary of our balance sheet at December 31, 1999. The pro forma data give effect to:

  . the conversion of 750,000 shares of our series A convertible preferred stock into 750,000 shares of common stock;

  . the conversion of 2,655,916 shares of our series C convertible preferred stock into 2,655,916 shares of common stock; and

  . the conversion of 146,505 shares of our series D convertible preferred stock into 146,505 shares of common stock.

    The pro forma as adjusted data give effect to the sale of 5,500,000 shares of common stock, after deducting underwriting discounts and commissions and estimated offering expenses payable by Switchboard.

                                                     As of December 31, 1999
                                                  ------------------------------
                                                                      Pro Forma
                                                  Actual   Pro Forma As Adjusted
                                                  -------  --------- -----------
                                                         (in thousands)
Balance Sheet Data:
Cash and cash equivalents........................ $ 3,605   $3,605     $78,330
Working capital..................................   4,310    4,310      79,035
Total assets.....................................  12,195   12,195      86,920
Total current liabilities........................   5,464    5,464       5,464
Redeemable convertible preferred stock...........  16,320      --          --
Total stockholders' equity (deficit).............  (9,588)   6,731      81,456

                                  RISK FACTORS

    This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including the financial statements and related notes, before deciding to invest in shares of our common stock. The risks and uncertainties described below may not be the only risks that we face. If any of these risks or uncertainties actually occurs, our business, financial condition and results of operations would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock.

                         Risks Related to Our Business

Our limited operating history and our lack of any operating history as a stand-alone company makes it difficult to evaluate our business and our ability to address the risks and uncertainties that we face

    We have only a limited operating history on which you can evaluate our business and prospects. In addition, since commencing operations in 1996, we have been a subsidiary of Banyan Worldwide. Consequently, we have no operating history as a stand-alone company and no experience in addressing various business challenges without the support of a corporate parent. We may not successfully address the risks and uncertainties which confront stand-alone companies, particularly companies in new and rapidly evolving markets like ours.

We have a history of incurring net losses, we expect our net losses to continue as a result of planned increases in operating expenses and we may never achieve profitability

    We have incurred significant net losses in each fiscal quarter since our inception. From inception to December 31, 1999, we have incurred net losses totaling $21.0 million. We expect to continue to incur net losses and negative cash flows throughout 2000 because we intend to increase operating expenses to develop the Switchboard brand through marketing, promotion and enhancement and to expand our services. As a result of this expected increase in operating expenses, we will need to generate significant additional revenue to achieve profitability. It is possible that we may never achieve profitability and, even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. If we do not achieve sustained profitability, we will be unable to continue our operations.

Our quarterly results of operations are likely to fluctuate, and as a result, we may fail to meet the expectations of our investors and securities analysts, which may cause the price of our common stock to decline

    Our quarterly revenue and results of operations are volatile and are particularly difficult to predict. Our quarterly results of operations have fluctuated significantly in the past and are likely to fluctuate significantly from quarter to quarter in the future. We do not believe that period-to-period comparisons of our results of operations are necessarily meaningful and you should not rely upon these comparisons as indicators of our future performance.

    Factors that may cause our results of operations to fluctuate include:

  . the addition or loss of relationships with third parties that are our source of new merchants or that license our services for use on their own Web sites;

  . our ability to attract and retain consumers, local merchants and national advertisers to our Web site;

  . the amount and timing of expenditures for expansion of our operations, including the hiring of new employees, capital expenditures and related costs;

  . technical difficulties or failures affecting our systems or the Internet in general;

  . the cost of acquiring, and the availability of, content, including directory information and maps; and

  . the fact that our expenses are partially based on our expectations regarding future revenue and are largely fixed in nature, particularly in the short term.

As a result of these factors, results in any future quarter may be below the expectations of securities analysts or investors. If so, the market price of our common stock may decline significantly.

Our business model will fail if our operations are unable to generate sufficient revenue to cover the cost of the content and services we provide to consumers at no charge

    Our model for conducting business is unproven and may not succeed. Because we provide our services to consumers at no charge, our business model depends upon our ability to generate revenue from:

  .   Internet advertising and sponsorships fees;

  . Web site design, construction, hosting and enhancement services provided to local merchants; and

  .   licensing of our services to third parties for use on their Web sites.

We may not be able to generate sufficient revenue to cover the cost of the content and services that we provide to consumers at no charge.

We need to develop the Switchboard brand to attract users to our Web site, which will be costly and may not generate revenue

    Building recognition of our brand is critical to attracting and expanding our user base. We are pursuing an aggressive brand-building strategy and, if this strategy is unsuccessful, we may never cover our costs. In addition to the advertising and promotion available to us from CBS, we intend to incur significant additional expenditures for future advertising and promotional programs and activities. We may find it necessary to accelerate expenditures on our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness among potential users. In addition, even if awareness of our brand increases, the number of new users of our Web site may not increase or result in increased revenue.

If our relationship with CBS does not for any reason result in positive association with the Switchboard brand, our brand could be damaged

    We use the "CBS" trademark and "eye" device under a license agreement with CBS, which we entered into in June 1999. Therefore, we have limited experience integrating CBS's trademarks into our effort to build our brand. While CBS's trademarks are well-recognized, we cannot be certain that our use of these trademarks will increase awareness of or preference for the Switchboard brand due to our limited experience in using them and the potential for confusion between CBS's businesses and our business. In addition, CBS licenses the use of its name and trademarks to other companies, some of whom have unproven business plans in competitive markets. If CBS or any of these companies experiences business difficulties or conducts activities which damage the CBS brand, the Switchboard brand could be damaged.

If we do not enter into and maintain relationships with merchant aggregators, our ability to attract new local merchant customers and to deliver services to current local merchant customers would be impeded

    For our business to be successful, we must expand our merchant aggregation program and generate significant revenue from that program. The success of our merchant aggregation program depends in substantial part upon our ability to access a broad base of local merchants. The local merchant base is highly fragmented. Local merchants are difficult to contact efficiently and cost-effectively. Consequently, we depend on merchant aggregators, like Discover Financial Services, Inc., a subsidiary of Morgan Stanley Dean Witter & Co., to provide us with local merchant contacts and to provide billing and other administrative services relating to our local merchant services. The termination of our strategic relationship with Discover or other merchant aggregators would significantly impair our ability to attract potential local merchant customers and deliver our local merchant services to our current customers. Furthermore, we cannot be certain that we will be able to develop or maintain relationships with new merchant aggregators on terms acceptable to us or at all.

If we cannot demonstrate the value of our local merchant services, local merchant customers may stop using our services, which could reduce our revenue

    We may be unable to demonstrate to our local merchant customers the value of our local merchant services. If local merchants cancel our services, which are generally provided on a month-to-month basis, our revenue could decline and we may need to incur additional expenditures to obtain new local merchant customers. We do not presently provide our local merchant customers with data demonstrating the number of leads generated by our local merchant services. Other forms of advertising available to local merchants provide local merchants with tangible evidence, such as a coupon, of a lead resulting from their advertising efforts. Regardless of whether our local merchant services effectively produce leads, our local merchant customers may not know the source of the leads and may cancel our local merchant services.

We depend on strategic alliances with third parties to grow our business and our business may not grow if the strategic alliances upon which we depend fail to produce the expected benefits or are terminated

    Our business depends upon our ability to maintain and benefit from our existing strategic alliances and to establish additional strategic alliances. In addition to our relationship with CBS and our existing relationships with merchant aggregators, we have entered into relationships with syndication customers and third-party content providers. These parties may not perform their contractual obligations to us and, if they do not, we may not be able to require them to do so. Some of our strategic relationships may be terminated by either party on short notice.

    Our strategic relationships are in early stages of development. These relationships may not provide us benefits that outweigh the costs of the relationships. If any strategic ally demands a greater portion of revenue or requires us to make payments for access to its Web site, we may need to terminate or refuse to renew that relationship, even if it had been previously profitable or otherwise beneficial. In addition, if we lose a significant strategic ally, we may be unable to replace that relationship with other strategic relationships with comparable revenue potential, content or user demographics.

The attractiveness of our services would diminish if we are not able to license accurate database information from third-party content providers

    We principally rely upon single third-party sources to provide us with our business and residential listings data, e-mail data and mapping data. The loss of any one of these sources or the inability of any of these sources to collect their data could significantly and adversely affect our ability to provide information to consumers. Although other sources of database information exist, we may not be able to integrate data from these sources into our database systems in a timely, cost-effective manner or without an inordinate expenditure of internal engineering resources. Other sources of data may not be offered on terms acceptable to us. Moreover, the rapid consolidation being experienced by Internet-related businesses could reduce the number of content providers with which we could form relationships.

    We typically license information under arrangements that require us to pay royalties or other fees for the use of the content. In the future, some of our content providers may demand a greater portion of advertising revenue or increase the fees that they charge us for their content. If we fail to enter into and maintain satisfactory arrangements with existing or substitute content providers, we may be unable to continue to provide our services.

    The success of our business depends on the quality of our services and the quality is substantially dependent on the accuracy of data we license from third parties. Any failure to maintain accurate data could impair the reputation of our brand and our services, reduce the volume of users attracted to our Web site and diminish the attractiveness of our service offerings to our strategic partners, advertisers and content providers.

If we do not attract a large number of users to our Web site who have demographic characteristics that are attractive to advertisers, the advertising revenue on which we rely will substantially decline

    We have derived a substantial portion of our revenue from the sale of advertisements and sponsorships. If we are unable to remain an attractive medium for advertising, our revenue will substantially decline. Our ability to remain an attractive medium for advertising will depend upon a number of factors, including, the acceptance of our services by a large number of users who have demographic characteristics that are attractive to advertisers.

Our agreements to sell advertisements expose us to competitive pricing pressures and may require us to provide advertising at no charge if we do not meet minimum guarantees

    We typically sell advertisements under agreements with terms of less than six months. These short-term agreements expose us to competitive pricing pressures and potentially severe fluctuations in our results of operations. In addition, these agreements often contain guarantees by us of a minimum number of impressions or click throughs by Web users. If we fail to meet these guarantees, we are required to provide our advertising customers with advertising at no charge until the guarantees are met.

We rely on a small number of advertising and syndication customers, the loss of whom may substantially reduce our revenue

    We derive a substantial portion of our revenue from a small number of advertising and syndication customers. For the year ended December 31, 1999, revenue derived from our top ten customers accounted for approximately 64.3% of our total revenue. Consequently, our revenue may substantially decline if we lose any of these customers. We anticipate that our future results of operations will continue to depend to a significant extent upon revenue from a small number of customers. In addition, we anticipate that the identity of those customers will change over time.

The growth of our revenue will suffer if we do not increase the number and productivity of our sales personnel, many of whom have only recently joined us

    Our ability to generate revenue through the sale of advertising would be adversely affected if we do not develop and maintain a productive sales force. Our sales group consisted of only seven members as of December 31, 1999. We need to increase the size of our sales force to accelerate our revenue growth. Our Director of National Ad Sales joined us in April 1999, and four other members of our sales group joined us since October 1999. Typically new sales personnel require six to twelve months to become productive. If our sales force does not increase its productivity, the growth of our revenue may be impeded.

If we do not introduce new or enhanced services for our Web site, we may be unable to attract and retain consumers and local merchants, which would significantly impede our ability to generate revenue

    We need to introduce new or enhanced services to attract and retain local merchants to our services, attract more consumers to our Web site and respond to competition. If we are not able to introduce new or enhanced services, we may lose existing local merchants and consumers or fail to attract new ones, which would significantly impede our revenue growth. Any new product or service introduction not favorably received could damage our reputation and our brand. We may also experience difficulties that could delay or prevent us from introducing new services.

Our senior management has limited experience working together as a team and any difficulties they encounter in integrating successfully may interfere with the operation of our business

    Our future success depends to a significant extent on the continued services and effective working relationships of our senior management and other key personnel, including Douglas Greenlaw, our Chief Executive Officer, and Dean Polnerow, our founder and President. Mr. Greenlaw joined us in October 1999 and has not previously worked with other members of our senior management team. Our business will suffer if we lose the services of Mr. Greenlaw, Mr. Polnerow or other key personnel, or if we are unable to integrate Mr. Greenlaw successfully into our current senior management team.

If we are not able to attract and retain highly skilled managerial and technical personnel with Internet experience, we may not be able to implement successfully our business model

    We believe that our management must be able to act decisively to apply and adapt our business model in the rapidly changing Internet markets in which we compete. In addition, we rely upon our technical employees to develop and maintain much of the technology used to provide our services. Consequently, we believe that our success depends largely on our ability to attract and retain highly skilled managerial and technical personnel. The industry in which we compete has a high level of employee turnover. We may not be able to hire or retain the necessary personnel to implement our business strategy. In addition, we may need to pay higher compensation for employees than we currently expect. Individuals with the skills we require, particularly with Internet experience, are in very short supply. Competition to hire from this limited pool is intense.

If we do not improve our management, financial and information systems and controls, we may fail to properly manage our growth, which would strain our resources and could impede further growth

    We have significantly expanded our operations and must expand further if we are to be successful in building our business. Our growth has placed, and will continue to place, a significant strain on our management, operating and financial systems, and sales, marketing and administrative resources. If we cannot manage our expanding operations, we may not be able to continue to grow or may grow at a slower pace. Furthermore, our operating costs may escalate faster than we expect. To manage our growth successfully we will need to improve our management, financial and information systems and controls.

The markets for Internet content, services and advertising are highly competitive and our failure to compete successfully will limit our ability to increase or retain our market share

    Our failure to maintain and enhance our competitive position will limit our ability to increase or maintain our market share, which would seriously harm our business. We compete in the markets for Internet content, services and advertising. These markets are new, rapidly evolving and highly competitive. We expect this competition to intensify in the future. We compete, or expect to compete, with many providers of Internet content, information services and products, as well as with traditional media, for audience attention and advertising and sponsorship expenditures. We license much of our database content under nonexclusive agreements with third-party providers which are in the business of licensing their content to many businesses, including our current and potential competitors. Many of our competitors are substantially larger than we are and have substantially greater financial, infrastructure and personnel resources than we have. In addition, many of our competitors have well established, large and experienced sales and marketing capabilities and greater name recognition than we have. As a result, our competitors may be in a stronger position to respond quickly to new or emerging technologies and changes in customer requirements. They may also develop and promote their services more effectively than we do. Moreover, barriers to entry are not significant, and current and new competitors may be able to launch new Web sites at a relatively low cost. We therefore expect additional competitors to enter these markets. Some of these new competitors may be traditional media companies, who are increasingly expanding onto the Internet.

    Many of our current customers have established relationships with our current and potential competitors. If our competitors develop content that is superior to ours or that achieves greater market acceptance than ours, we may not be able to develop alternative content in a timely, cost-effective manner, or at all, and we may lose market share.

We may not be able to dedicate the substantial resources required to expand, monitor and maintain our internally developed systems without contracting with an outside supplier at substantial expense

    We will have to expand and upgrade our technology, transaction-processing systems and network infrastructure if the volume of traffic on our Web site or our syndication partners' Web sites increases substantially. We could experience temporary capacity constraints that may cause unanticipated system disruptions, slower response times and lower levels of customer service. We may not be able to project accurately the rate or timing of increases, if any, in the use of our services or expand and upgrade our systems and infrastructure to accommodate these increases in a timely manner. Our inability to upgrade and expand as required could impair the reputation of our brand and our services, reduce the volume of users able to access our Web site and diminish the attractiveness of our service offerings to our strategic partners, advertisers and content providers. Because we developed these systems internally, we must either dedicate substantial internal resources to monitor, maintain and upgrade these systems or contract with an outside supplier for these services at substantial expense.

Our internally developed software may contain undetected errors, which could limit our ability to provide our services and diminish the attractiveness of our service offerings

    We use internally developed, custom software to provide our services. This software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors or defects to date, we may discover significant errors or defects in the future that we may not be able to fix. For example, while we have not experienced any operational difficulties relating to the transition from December 31, 1999 to January 1, 2000, it is possible that we may in the future experience unexpected date-related processing errors. Our inability to fix any of those errors could limit our ability to provide our services, impair the reputation of our brand and our services, reduce the volume of users who visit our Web site and diminish the attractiveness of our service offerings to our strategic partners, advertisers and content providers.

We do not have a formal disaster recovery plan, and a disaster that results in the inability of consumers to visit our site would severely damage our operations.

    Our ability to generate revenue depends in large part on the number of users that access our Web site. Our computer and communications hardware is located at hosting facilities in Waltham, Massachusetts provided by Exodus Communications, Inc. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, Internet breakdown, break-in, earthquake and similar events. We do not have a formal disaster recovery plan, and we do not carry business interruption insurance that is adequate to compensate us for losses that may occur. Any system interruptions resulting in the complete or partial unavailability or slow or delayed delivery of our Web site could impair the reputation of our brand and our services, diminish the attractiveness of our service offerings to our strategic partners, advertisers and content providers and reduce the volume of users able to access our Web site. Any volume reductions could harm our ability to satisfy minimum advertising commitments. In addition, a system interruption may give CBS the right to suspend or terminate our advertising and promotion agreements and our license to use the "CBS" trademark and "eye" device.

Our inexperience in doing business in international markets exposes us further to various risks and may limit the success of any expansion of our business into international markets

    In September 1999, we entered into an agreement to provide directory services in Canada. As opportunities arise, we intend to pursue strategic initiatives internationally. We will face additional risks related to doing business in international markets, such as changes in regulatory requirements, difficulties in protecting and enforcing our intellectual property, tariffs and other trade barriers, fluctuations in currency exchange rates and adverse tax consequences. Our inexperience in doing business in international markets exposes us further to these risks and may make it more difficult for us to staff and manage any foreign operations. In addition our services may not be perceived to be valuable because of different consumer preferences and requirements in specific international markets. The effects of one or more of these factors may limit the success of any expansion of our business into international markets.

We may need additional capital, which may not be available to us and which, if available, may dilute your ownership interest in us

    We may need to raise additional funds through public or private equity or debt financings to:

  . expand our sales and marketing operations to increase their productivity;

  . develop new technology and upgrade current technology and data network infrastructure to comply with rapidly evolving industry standards;

  . develop new and expand current content and services to attract and retain consumers and local merchants;

  . pursue acquisitions or expansion opportunities in our consolidating markets; or

  .   address additional general corporate needs.

    If we cannot obtain any needed financing on acceptable terms, we may be forced to curtail some or all of these activities. As a result we could grow more slowly or stop growing. Any additional capital raised through the sale of equity may dilute your ownership interest in us and may be on terms that are unfavorable to holders of our common stock.

We have no experience acquiring companies, and any acquisitions we undertake could limit our ability to manage and maintain our business, result in adverse accounting treatment and be difficult to integrate into our business

    We have no experience in acquiring businesses and have very limited experience in acquiring complementary technologies. In the future we may undertake acquisitions. Acquisitions, in general, involve numerous risks, including:

  .   diversion of our management's attention;

  . amortization of substantial goodwill, adversely affecting our reported results of operations;

  . inability to retain the management, key personnel and other employees of the acquired business;

  . inability to assimilate the operations, product, technologies and information systems of the acquired business with our business; and

  . inability to retain the acquired company's customers, affiliates, content providers and advertisers.

If we are unable to adequately protect our intellectual property rights, our technology and information may be used by others to compete against us

    We depend upon our internally developed and other proprietary technology. If we do not effectively protect our proprietary technology, others may become able to use it to compete against us. To protect our proprietary rights, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may misappropriate our proprietary technology or obtain and use information that we regard as proprietary. We may not be able to detect these or any other unauthorized uses of our intellectual property or take appropriate steps to enforce our proprietary rights. In addition, others could independently develop substantially equivalent intellectual property.

If our services infringe on intellectual property rights of others, we may be required to expend substantial resources to reengineer our services and to incur substantial costs and damages related to infringement claims

    We are subject to the risk of claims alleging infringement of third-party proprietary rights. If we are subject to claims of infringement of, or are infringing on, the rights of third parties, we may not be able to obtain licenses to use those rights on commercially reasonable terms. In that event, we may need to undertake substantial reengineering to continue our service offerings. Any effort to undertake such reengineering might not be successful. In addition, any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management. Furthermore, a party making such a claim could secure a judgement that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from providing our services.

        Risks Related to Our Relationships with CBS and Banyan Worldwide

Termination of our agreements with CBS would negatively affect our financial results

    If our agreements with CBS terminate, our business, particularly our branding and advertising initiatives, would suffer, which would impede our revenue growth. If our license agreement terminates, we would lose the right to use the "CBS" trademark and "eye" device which are very important to our marketing and brand building activities. Our license agreement with CBS will expire on June 30, 2009 and CBS is not obligated to renew it. If our advertising and promotion agreement terminates, we may lose the unused portion of the $95.0 million of advertising and promotion services which CBS has agreed to provide us through June 2006. Under specified circumstances, CBS has the right to suspend or terminate the license agreement and the advertising and promotion agreement prior to their scheduled expirations.

CBS's contractual right to require us to remove content from our Web site and to approve all of our uses of its trademarks may restrict our marketing activities and business opportunities

    Under our license agreement with CBS, CBS can require us to remove any content on our Web site which it determines conflicts with, interferes with or is detrimental to its reputation or business. We are also required to conform to CBS's guidelines for the use of its trademark. CBS has the right to approve all materials, such as marketing materials, that include CBS trademarks. Because of these restrictions we may not be able to perform our desired marketing activities or include some types of content on our Web site which we would otherwise decide to include.

CBS does not guarantee the availability of the particular advertising placements that we desire or access to the type of audiences at which we target our ads, and therefore our ads may not be effective

    CBS does not guarantee us placement of our ads or the demographic composition or size of the audience that views our ads. Moreover, CBS provides its advertising and on-air promotions to us under the same terms as it provides to its other advertising customers and does not extend us priority in the placement of our ads. CBS has entered into agreements similar to ours with other companies, some of whom may be targeting similar audiences for their ads as we target for ours. We cannot be certain that we will receive the ad placements we desire, particularly if other advertisers are seeking the same placements. Even if we do receive our desired ad placements, we cannot be certain of the demographic composition or size of the audience viewing our ads. Therefore, the CBS advertising available to us may not be effective.

The combined ownership of Banyan and CBS after the offering will, if Banyan and CBS act together, permit Banyan and CBS to control matters submitted for approval of our stockholders which could delay or prevent a change of control or depress our stock price

    After this offering, Banyan Worldwide will beneficially own approximately 41.3% of our common stock and CBS will beneficially own approximately 34.4% of our common stock. Acting together, Banyan Worldwide and CBS will be able to control, and acting alone each of Banyan Worldwide and CBS will be able to substantially influence, all matters submitted to our stockholders for approval and our management and affairs, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. Other than with respect to the election of directors, Banyan Worldwide and CBS do not have an agreement to vote in concert. This control could have the effect of delaying or preventing a change of control of Switchboard that other stockholders may believe would result in a premium or better management. In addition, this control could depress our stock price because purchasers will not be able to acquire a controlling interest in us. These risks would be exacerbated if a competitor of CBS acquires a 30% voting interest in, or all or substantially all of the assets of, Banyan Worldwide. In that event, CBS has the right to purchase all of Banyan Worldwide's shares of our stock.

    Banyan Worldwide has pledged all of our capital stock that it owns as security for Banyan Worldwide's obligations under its bank credit facility. If Banyan Worldwide defaults under its bank credit facility, its lender could take ownership of Banyan Worldwide's capital stock of Switchboard. Moreover, either or both of Banyan Worldwide and CBS may elect to sell all or a substantial portion of its capital stock to one or more third parties. In either case, a third party with whom we have no prior relationship could exercise the same degree of control over Switchboard as Banyan Worldwide or CBS presently possess.

So long as Banyan Worldwide and CBS maintain their significant ownership interest in Switchboard, you will not be able to elect a majority of our board of directors

    We are a party to a voting agreement with Banyan Worldwide and CBS. Under that voting agreement Banyan Worldwide has the right to designate a majority of our board of directors for election. CBS has agreed to vote its shares of our capital stock for the directors designated by Banyan Worldwide. After this offering Banyan Worldwide and CBS will together continue to control enough shares of our capital stock to elect all of our directors. As a result, directors designated for election by Banyan Worldwide will continue to control our board of directors and therefore all of our business and affairs. You may not agree with the management decisions made by our board of directors.

Overlapping management and boards of directors could hinder or delay decisions regarding significant business matters

    Three of our directors hold positions as officers or directors of Banyan Worldwide, as described in the following table:

 Name                 Switchboard Position        Banyan Worldwide Position
 ----                 --------------------- ------------------------------------
 William P. Ferry     Chairman of the Board Chairman of the Board, President and
                                             Chief Executive Officer
 Richard M. Spaulding Director              Senior Vice President and Chief
                                            Financial Officer
 Robert M. Wadsworth  Director              Director

    Serving as a director of Switchboard and either a director or an officer of Banyan Worldwide could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for us than for Banyan Worldwide. These decisions may relate, for example, to:

  .   potential acquisitions of businesses;

  .   intercompany agreements, such as our services agreement;

  .   the issuance or disposition of securities;

  .   the election of new or additional directors; and

  .   the payment of dividends by us.

These conflicts, or potential conflicts, of interest could hinder or delay our management's ability to make timely decisions regarding significant matters relating to our business.

If Banyan Worldwide ceases to provide us with the services and facilities that it currently provides, we may experience increased costs and disruption of our operations to replace those services and facilities

    Banyan Worldwide provides us with some of our financial, administrative and operational services and related support functions. In addition, we occupy our headquarters in Westboro, Massachusetts under an agreement with Banyan Worldwide. If Banyan Worldwide ceases or fails to provide these services satisfactorily or terminates our occupancy, we would be required to perform these services ourselves or obtain these services from another provider or locate new facilities. Replacing these services may cause us to incur additional costs and experience disruption of our operations. We may not be able to replace these services on commercially reasonable terms or, if we choose to perform these services ourselves, we may not be able to perform them adequately.

                         Risks Related to the Internet

If the acceptance and effectiveness of Internet advertising does not become fully established, the growth of our advertising revenue will suffer

    Our future success depends, in part, on an increase in the use of the Internet as an advertising medium. We generated 45.1% of our revenue from the sale of advertisements and sponsorships during the year ended December 31, 1999 and 61.5% in the year ended December 31, 1998. The Internet advertising market is new and rapidly evolving, and cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand for and market acceptance of Internet advertising is uncertain. Many of our current and potential local merchant customers have little or no experience with Internet advertising and have allocated only a limited portion of their advertising and marketing budgets to Internet activities. The adoption of Internet advertising, particularly by entities that have historically relied upon traditional methods of advertising and marketing, requires the acceptance of a new way of advertising and marketing.

    These customers may find Internet advertising to be less effective for meeting their business needs than traditional methods of advertising and marketing. In addition, there are software programs that limit or prevent advertising from being delivered to a user's computer. Widespread adoption of this software would significantly undermine the commercial viability of Internet advertising. If the market for Internet advertising fails to develop or develops more slowly than we expect, our advertising revenue will suffer.

    There are currently no generally accepted standards for the measurement of the effectiveness of Internet advertising. Standard measurements may need to be developed to support and promote Internet advertising as a significant advertising medium. Our advertising customers may challenge or refuse to accept our, or third-party, measurements of advertisement delivery.

If we are unable to adapt as Internet technologies and customer demands evolve, our services may not be attractive to consumers, local merchants and advertisers

    To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our Web site. Our industry has been characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies. These changes could render our Web site, technology and systems obsolete. If we do not periodically enhance our existing services, develop new services and technologies that address sophisticated and varied consumer needs, respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis, and address evolving customer preferences, our services may not be attractive to consumers, local merchants and advertisers.

If we are sued for content distributed through, or linked to by, our Web site, we may be required to spend substantial resources to defend ourselves and could be required to pay monetary damages

    We aggregate and distribute third party data over the Internet. In addition, third-party Web sites are accessible through our Web site. As a result, we could be subject to legal claims for defamation, negligence, intellectual property infringement and product or service liability. Other claims may be based on errors or false or misleading information provided on our Web site, such as information deemed to constitute legal, medical, financial or investment advice. Other claims may be based on links to sexually explicit Web sites and sexually explicit advertisements. We may need to expend substantial resources to investigate and defend these claims, regardless of whether we successfully defend against them. While we carry general business insurance, the amount of coverage we maintain may not be adequate. In addition, implementing measures to reduce our exposure to this liability may require us to spend substantial resources and limit the attractiveness of our content to users.

We may need to expend significant resources to protect against online security risks that could result in misappropriation of our proprietary information or cause interruption in our operations

    Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Someone who is able to circumvent security measures could misappropriate our proprietary information or cause interruptions in our operations. Internet and online service providers have experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We may need to expend significant resources protecting against the threat of security breaches or alleviating problems caused by breaches. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service.

We may be sued for disclosing to third parties personal identifying information without consent

    Individuals whose names, addresses and telephone numbers appear in our yellow pages and white pages directories have occasionally contacted us because their phone numbers and addresses were unlisted with the telephone company. While we have not received any formal legal claims from these individuals, we may receive claims in the future for which we may be liable. In addition, if we begin disclosing to third parties personal identifying information about our users without consent or in violation of our privacy policy, we may face potential liability for invasion of privacy.

We may become subject to burdensome government regulation and legal uncertainties which could limit our growth

    Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. Laws and regulations may be adopted covering issues such as user privacy, pricing, content, taxation and quality of products and services. Any new legislation could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as media of communications, commerce and advertising. Various U.S. and foreign governments might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising services. In addition, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

If we cannot protect our domain names, our ability to successfully brand Switchboard will be impaired

    We currently hold various Web domain names, including Switchboard.com and MapsOnUs.com. The acquisition and maintenance of domain names generally is regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. This problem may be exacerbated by the length of time required to expand into any other country and the corresponding opportunity for others to acquire rights in relevant domain names. Furthermore, it is unclear whether laws protecting trademarks and similar proprietary rights will be extended to protect domain names. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. We may not be able to successfully carry out our business strategy of establishing a strong brand for Switchboard if we cannot prevent others from using similar domain names or trademarks.

                         Risks Related to this Offering

We may become subject to an equity ownership claim from America Online which, if successful, would result in substantial additional dilution to investors in this offering

    America Online may assert a claim to acquire 3.75% of our capital stock under a warrant we issued in 1996. While we believe the warrant has expired pursuant to its terms, America Online has in the past indicated to us that it does not agree that the warrant has expired. In March 1999, we resolved a number of outstanding intercompany balances between ourselves and America Online, but did not resolve the status of the warrant.

    The disputed warrant, if in effect, would entitle America Online to purchase 3.75% of our capital stock on the date of exercise, determined on a fully diluted basis. The latest stated expiration date of the warrant is November 5, 2000. The per share exercise price of the warrant is equal to $60.0 million divided by the number of fully diluted shares of our capital stock on the date of exercise.

    Immediately after this offering, the disputed warrant, if in effect, would entitle America Online to purchase 1,085,751 shares of our common stock at $2.07 per share. Under our common stock and warrant purchase agreement with CBS, in the event of a warrant exercise by America Online, we would be required to issue to CBS for no additional consideration 466,785 additional shares of our common stock and warrants to purchase 66,683 additional shares of common stock at an exercise price of $1.00 per share. If we are required to issue securities to America Online and CBS, the dilution per share to new investors in this offering would be increased from $11.60 to $12.24. The amount of dilution could be greater depending on the number of fully diluted shares of our capital stock when the America Online warrant is exercised.

    While we intend to vigorously defend against any legal actions America Online may commence relating to the warrant, there can be no assurance that we will be successful.

Projections included in this prospectus relating to the growth of the Internet are based on assumptions that could turn out to be incorrect, and actual results could be materially different from these projections

    This prospectus contains various third-party data and projections, including those relating to the number of Internet users and the amount spent on online commerce and advertising. These data and projections have been included in studies prepared by independent market research firms, and the projections are based on surveys, financial reports and models used by these firms. Actual results or circumstances may be materially different from the projections. Any difference could reduce our revenue and the growth of our business. These data and projections are inherently imprecise and investors are cautioned not to place undue reliance on them.

Our stock price could be volatile, which could result in substantial losses for investors purchasing shares in this offering and expose us to costly securities class action litigation

    The trading price of our common stock is likely to be volatile. The stock market in general, and the market for technology and Internet-related companies in particular, has experienced extreme volatility. This volatility has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Due to the potential volatility of our stock price, we may be the target of securities litigation which could result in substantial costs and divert management's attention and resources. We cannot be sure that an active public market for our common stock will develop or continue after this offering. Investors may not be able to sell their common stock at or above our initial public offering price. Prices for the common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, the failure or success of our branding initiatives and investors' perceptions of us.

Our stock price could be adversely affected by future sales of our common stock, which could limit our ability to raise capital and undertake acquisitions

    Sales of a substantial number of shares of our common stock in the public market after this offering could depress the market price of our common stock and could impair our ability to raise capital and undertake acquisitions through the issuance of additional equity securities. See "Shares Eligible for Future Sale."

We have antitakeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock

    Provisions of our certificate of incorporation, our by-laws and Delaware law could delay, defer or prevent an acquisition or change of control of Switchboard or otherwise adversely affect the price of our common stock. For example, our board of directors is classified into three classes, and stockholders do not have the right to call special meetings of stockholders. In addition, our certificate of incorporation permits our board to issue shares of preferred stock without stockholder approval. In addition to delaying or preventing an acquisition, the issuance of a substantial number of preferred shares could adversely affect the price of the common stock and may dilute your ownership interest in us. Please refer to "Description of Capital Stock" for a more detailed discussion of these provisions.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements that are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic alliances. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in "Risk Factors" and elsewhere in this prospectus. We do not assume any obligation to update any of the forward-looking statements we make.

                                USE OF PROCEEDS

    We estimate that the net proceeds from our sale of 5,500,000 shares of common stock will be approximately $74,725,000, after deducting underwriting discounts and commissions and our estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $86,233,750.

    We expect to use the net proceeds of this offering for general corporate purposes. As of the date of this prospectus, we have not made any specific expenditure plans with respect to the proceeds of this offering.

    The principal purposes of this offering are to increase our working capital, create a public market for our common stock, facilitate future access to the public capital markets and increase our visibility in the marketplace. Pending use of the net proceeds, we intend to invest these proceeds in short-term, investment grade, interest-bearing instruments.

                                DIVIDEND POLICY

    We have never declared or paid any dividends on our capital stock. We intend to retain future earnings, if any, to finance our growth strategy. We do not anticipate paying cash dividends on our common stock. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including:

  .   our financial condition;

  .   our results of operations; and

  .   our current and anticipated cash needs.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1999:

  .   on an actual basis;

  . on a pro forma basis to give effect to the automatic conversion of our series A, C, and D convertible preferred stock into common stock upon the closing of this offering; and

  . on a pro forma basis as adjusted to reflect the issuance and sale by us of 5,500,000 shares of common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by Switchboard.

                                                   December 31, 1999
                                           -------------------------------------
                                                                     Pro Forma
                                            Actual     Pro Forma    As Adjusted
                                           ----------  ----------   ------------
                                                      (unaudited)
                                            (in thousands, except share and
                                                    per share data)
Redeemable convertible preferred stock,
  $0.01 par value; 7,750,000 shares
  designated actual; none designated pro
  forma and pro forma as adjusted.........
  Series A--750,000 shares designated,
    issued and outstanding actual; none
    designated, issued and outstanding
    pro forma and pro forma as adjusted... $    3,973         --            --
  Series B--1,500,000 shares designated,
    none issued and outstanding actual;
    none designated, issued and
    outstanding pro forma and pro forma
    as adjusted...........................        --          --            --
  Series C--4,000,000 shares designated,
    2,655,916 shares issued and
    outstanding actual; none designated,
    issued and outstanding pro forma and
    pro forma as adjusted.................     11,189         --            --
  Series D--1,500,000 shares designated,
    146,505 shares issued and outstanding
    actual; none issued and outstanding
    pro forma and pro forma as adjusted...      1,157         --            --
                                           ----------  ----------    ----------
     Total redeemable convertible
       preferred stock....................     16,319         --            --
Stockholders' equity (deficit):
  Preferred stock, $0.01 par value;
    2,249,999 shares authorized and
    undesignated actual; none issued and
    outstanding actual; 4,999,999 shares
    authorized and undesignated pro forma
    and pro forma as adjusted; none
    issued and outstanding pro forma and
    pro forma as adjusted.................        --          --            --
  Series E special voting preferred
    stock, $0.01 par value; one share
    designated, issued and outstanding
    actual, pro forma and pro forma as
    adjusted..............................        --          --            --
  Common stock, $0.01 par value;
    30,000,000 shares authorized actual;
    85,000,000 shares authorized pro
    forma and pro forma as adjusted;
    14,663,934 shares issued and
    outstanding actual; 18,216,355 shares
    issued and outstanding pro forma;
    23,716,355 shares issued and
    outstanding pro forma as adjusted.....        147  $      182    $      237
  Additional paid-in capital..............     75,667      91,951       166,621
  Contribution receivable.................    (66,243)    (66,243)      (66,243)
  Accumulated other comprehensive
    income................................      1,856       1,856         1,856
  Accumulated deficit.....................    (21,015)    (21,015)      (21,015)
                                           ----------  ----------    ----------
     Total stockholders' equity
       (deficit)..........................     (9,588)      6,731        81,456
                                           ----------  ----------    ----------
     Total capitalization................. $    6,731  $    6,731    $   81,456
                                           ==========  ==========    ==========

    The number of shares of common stock outstanding is based on the number of shares of our common stock outstanding on December 31, 1999 and does not include:

  . an aggregate of 2,951,600 shares subject to outstanding options as of December 31, 1999, at a weighted average exercise price of $6.23;

  . an aggregate of 1,751,937 shares subject to outstanding warrants as of December 31, 1999 at a weighted average exercise price of $2.71 per share, assuming these warrants are all exercised in full; and

  . an aggregate of 1,793,026 shares reserved for issuance under our 1996 stock incentive plan, our 1999 stock incentive plan and our 1999 employee stock purchase plan as of December 31, 1999.

    You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

                                    DILUTION

    Our pro forma net tangible book value at December 31, 1999 was approximately $5,954,000, or $0.33 per share of common stock. Pro forma net tangible book value per share is determined by dividing the amount of our total tangible assets less total liabilities by the pro forma number of shares of stock outstanding at that date, assuming conversion of all outstanding shares of our series A, C, and D convertible preferred stock into common stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering.

    After giving effect to our sale of 5,500,000 shares of common stock in this offering and our receipt of the net proceeds (after deducting the underwriting discounts and commissions and our estimated offering expenses), our pro forma net tangible book value as of December 31, 1999 would have been approximately $80,679,000, or $3.40 per share. This represents an immediate increase in pro forma net tangible book value of $3.07 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.60 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

   Initial public offering price per share........................        $15.00
     Pro forma net tangible book value per share as of December
       31, 1999...................................................  $0.33
     Increase per share attributable to this offering.............   3.07
                                                                    -----
   Pro forma net tangible book value per share after this
     offering.....................................................          3.40
                                                                          ------
   Dilution per share to new investors............................        $11.60
                                                                          ======

    The following table summarizes, on a pro forma basis as of December 31, 1999, the total number of shares of common stock purchased from us, the total cash consideration paid and the average cash consideration paid per share by our existing stockholders and by the new investors purchasing shares from us in this offering, before deducting underwriting discounts and commissions and our estimated offering expenses:

                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price Per
                                 Number   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders........  18,216,356   76.8% $ 20,496,731   19.9%  $ 1.13
New investors................   5,500,000   23.2    82,500,000   80.1%   15.00
                               ----------  -----  ------------  -----
  Total......................  23,716,356  100.0% $102,996,731  100.0%
                               ==========  =====  ============  =====

    The foregoing table and calculation assumes no exercise of outstanding stock options and warrants exercisable as of December 31, 1999. As of December 31, 1999, there were:

  . outstanding stock options to purchase 2,951,600 shares of common stock at a weighted average exercise price of $6.23 per share; and

  . outstanding warrants to purchase 1,751,937 shares of common stock at a weighted average exercise price of $2.71 per share.

    To the extent that all of these options and warrants are exercised, pro forma net tangible book value per share after this offering would be $3.65 and total dilution per share to new investors would be $11.35.

    If the underwriters' over-allotment option is exercised in full, pro forma net tangible book value per share after this offering would be $3.76 and total dilution per share to new investors would be $11.24.

                            SELECTED FINANCIAL DATA

    The selected historical and pro forma financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

    The selected financial data set forth below as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 are derived from the financial statements of Switchboard included elsewhere in this prospectus which have been audited by PricewaterhouseCoopers LLP, independent accountants. The balance sheet data as of December 31, 1997 and the statement of operations data for the period from inception (February 19, 1996) through December 31, 1996 are derived from audited financial statements of Switchboard not included in this prospectus. The balance sheet data as of December 31, 1996 is derived from unaudited financial statements not included in this prospectus. The historical results are not necessarily indicative of the results of operations to be expected in the future.

                                        Period from        Year Ended-
                                        Inception to       December 31,
                                        December 31, --------------------------
                                            1996      1997      1998     1999
                                        ------------ -------  --------  -------
                                        (in thousands, except per share data)
 Statement of Operations Data:
 Revenue..............................    $   170    $   650  $  6,536  $ 8,304
 Cost of revenue......................         29        793     1,307    1,970
                                          -------    -------  --------  -------
 Gross profit.........................        141       (143)    5,229    6,334
 Operating expenses:
  Sales and marketing.................        342      2,307     5,872   11,237
  Product development.................      1,329      2,107     3,188    1,923
  General and administrative..........         --        776     1,130    1,830
                                          -------    -------  --------  -------
   Total operating expenses...........      1,671      5,190    10,190   14,990
                                          -------    -------  --------  -------
 Loss from operations.................     (1,530)    (5,333)   (4,961)  (8,656)
 Interest income (expense), net.......         15          4      (404)    (149)
                                          -------    -------  --------  -------
 Net loss.............................    $(1,515)   $(5,329) $ (5,365) $(8,805)
                                          -------    -------  --------  -------
 Accrued dividends for preferred
   stockholders.......................         58        308       293      939
                                          -------    -------  --------  -------
 Net loss attributable to common
   stockholders.......................    $(1,573)   $(5,637) $ (5,658) $(9,744)
                                          =======    =======  ========  =======
 Basic and diluted net loss per
   share..............................    $ (0.22)   $ (0.81) $  (0.81) $ (0.89)
 Shares used in computing basic and
   diluted net loss per share.........      7,000      7,000     7,011   10,915
 Unaudited pro forma basic and diluted
   net loss per share.................                                  $ (0.67)
 Shares used in computing unaudited
   pro forma basic and diluted net
   loss per share.....................                                   13,078
                                                    December 31,
                                        ---------------------------------------
                                            1996      1997      1998     1999
                                        ------------ -------  --------  -------
                                        (unaudited)
                                                   (in thousands)
 Balance Sheet Data:
 Cash and cash equivalents............    $ 3,115    $   404  $    387  $ 3,605
 Working capital......................      3,152         (6)      449    4,310
 Total assets.........................      3,792      1,491     3,565   12,195
 Note payable.........................        --         --        600      --
 Convertible promissory notes--related
   party..............................        960      2,984     7,000      --
 Redeemable convertible preferred
   stock..............................      3,058      3,366     3,658   16,320
 Total stockholders' deficit..........       (330)    (5,774)  (11,419)  (9,588)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion together with the financial statements and related notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See "Forward-Looking Statements."

Overview

    Since commencing operations in February 1996, we have derived our revenue principally from the sale of national advertising. We have also derived revenue from the licensing of our directory technology content and related services to third party Web sites, which we refer to as syndication, and from our merchant aggregation program.

    Our revenue from the sale of advertising consists of banner advertisements, sponsorships, promotions and other forms of national advertising that are sold on either a fixed fee, cost per thousand impressions or cost per click basis on our Web pages. We recognize revenue from national advertising upon delivery of services. As a result of America Online's termination of its marketing agreements with us in November and December 1998, we experienced a significant decrease in the number of page views to our Web site and the associated advertising revenue. Page views decreased approximately 33% from a pre-termination high in the third quarter of 1998 to the first quarter of 1999. Revenue in the first quarter of 1999 was approximately 43% lower than revenue in the fourth quarter of 1998. Approximately 54% of our total revenue in 1997 and 1998 was derived as a result of our relationship with America Online. While growing quarter-to-quarter since December 1998, our quarterly advertising revenue has not yet reached the levels experienced when our agreements with America Online were in effect. During 1999, approximately 45% of our total revenue was derived from the sale of national advertising.

    We also derive revenue from various syndication and licensing agreements with corporate customers which typically involve engineering work to integrate our products and services with the customer's site and brand, as well as license fees. We recognize these fees ratably over the term of the contract. During 1999, approximately 34% of our total revenue was derived from syndication.

    We also generate revenue from building Web sites for local merchants, running display ads in our yellow pages directory and hosting Web sites on our servers. In February 1999, we implemented what we refer to as our merchant aggregation program through a strategic alliance with Discover Financial Services. This program is aimed at companies that have existing relationships with small businesses in order to sell our Web site creation, hosting and advertising services to local merchants. We expect the amount of revenue generated from the sale of these services to increase as a result of this program. We recognize customer acquisition fees from this program when the Web site construction is complete. We recognize revenue on a monthly basis from the creation and hosting of display ads and Web sites as services are provided. During 1999, approximately 21% of our total revenue was derived from our merchant aggregation program.

    Our cost of revenue consists primarily of expenses paid to third parties under data licensing agreements, as well as other direct expenses incurred to maintain the operations of our Web site. These direct expenses consist of data communications expenses related to Internet connectivity charges, salaries and benefits for operations personnel, equipment costs and related depreciation, and the costs to run our data center, which include rent and utilities. We anticipate that our cost of revenue will increase in absolute dollars in the future as a result of hiring additional employees and purchasing additional equipment and outside services. Cost of revenue as a percentage of revenue has varied in the past, primarily as a result of fluctuations in our Web site traffic and, to a lesser extent, the cost of third-party content and technology.

    Our sales and marketing expense consists primarily of costs associated with Web site promotion, third-party revenue share costs, advertising and creative production expenses, employee salaries and benefits, public relations, market research and a pro rata share of occupancy and information system expenses. We expect sales and marketing expense to increase in absolute dollars as we continue to expand our marketing programs and our sales force and incur advertising expenditures associated with our CBS-related promotion and branding, carriage fees, and other marketing expenses associated with building our merchant aggregation program. We expect to record the net present value of the $95.0 million of advertising and promotion services from CBS as sales and marketing expense as incurred through June 2006.

    Our product development expense consists primarily of employee salaries and benefits, fees for outside consultants and related costs associated with the development of new services and features on our Web site, the enhancement of existing products, quality assurance, testing and documentation and a pro rata share of occupancy and information system expenses. We expect product development expense to increase in absolute dollars in the future as we maintain and upgrade our Web site.

    Our general and administrative expense consists primarily of employee salaries and benefits and other personnel-related costs for executive and financial personnel, as well as legal, accounting and insurance costs and a pro rata share of occupancy and information system expenses. We expect that our general and administrative expense will increase in absolute dollars as we continue to expand our staffing to support growing operations and facilities, and incur expenses relating to our new responsibilities as a public company.

    We have experienced substantial net losses since our inception. As of December 31, 1999, we had an accumulated deficit of $21.0 million. To date, we have made no provision for income taxes. These net losses and accumulated deficit resulted from our lack of substantial revenue and the significant costs incurred in the development of our Web site and the establishment of our corporate infrastructure and organization. We expect to increase our expenditures in all areas in order to execute our business plan, particularly in sales and marketing and in product development.

Results of Operations

    The following table sets forth for the periods indicated our results of operations expressed as a percentage of revenue:

                                                           Year Ended
                                                          December 31,
                                                       -----------------------
                                                        1997    1998     1999
                                                       ------   -----   ------
Revenue..............................................   100.0%  100.0%   100.0%
Cost of revenue......................................   122.0    20.0     23.7
                                                       ------   -----   ------
  Gross profit.......................................   (22.0)   80.0     76.3
Operating expenses:
  Sales and marketing................................   354.8    89.8    135.3
  Product development................................   324.2    48.8     23.2
  General and administrative.........................   119.4    17.3     22.0
                                                       ------   -----   ------
   Total operating expenses..........................   798.4   155.9    180.5
Loss from operations.................................  (820.4)  (75.9)  (104.2)
Interest income (expense), net.......................     0.6    (6.2)    (1.8)
                                                       ------   -----   ------
Net loss.............................................  (819.8)% (82.1)% (106.0)%
                                                       ======   =====   ======

Years ended December 31, 1999 and 1998

    Revenue. Revenue increased to $8.3 million for the year ended December 31, 1999 from $6.5 million for the year ended December 31, 1998. This $1.8 million increase consisted primarily of an increase of $309,000 in syndication and license revenue, primarily due to new customer agreements and an increase of $1.7 million due to the launch of our merchant aggregation program and the commencement of our strategic alliance with Discover Financial Services in February 1999, offset in part by a $275,000 decrease in advertising revenue due primarily to the termination of the America Online agreements. In 1999, one customer, Discover Financial Services, accounted for 22.7% of our revenue. In 1998, QuikPage, Inc. accounted for 10.2% of our revenue and two other customers accounted for 11.9% and 10.5% of our revenue.

    Cost of revenue. Cost of revenue increased to $2.0 million, or 23.7% of revenue, for the year ended December 31, 1999 from $1.3 million, or 20.0% of revenue, for the year ended December 31, 1998. The dollar increase and resulting percentage increase were primarily due to amortization expense related to a software license of $306,000 and Web site maintenance expenses of $330,000 incurred in connection with our merchant aggregation program.

    Gross profit increased to $6.3 million for the year ended December 31, 1999 from $5.2 million for the year ended December 31, 1998. Gross profit dollars increased primarily due to higher revenue. Due to the increased costs, as a percentage of revenue, gross profit percentage for the year ended December 31, 1999 decreased to 76.3% from 80.0% for the year ended December 31, 1998.

    Sales and marketing. Sales and marketing expense increased to $11.2 million, or 135.3% of revenue, for the year ended December 31, 1999 from $5.9 million, or 89.8% of revenue, for the year ended December 31, 1998. The increase in 1999 of $5.3 million was primarily related to the CBS non-cash advertising expense of $4.0 million, along with increased telemarketing fees of $1.0 million, other advertising expenses of $897,000, and program expenses of $616,000 related to our merchant aggregation program, offset by decreased carriage fees of $1.4 million resulting from the termination of the America Online agreements in 1998.

    Product development. Product development expense decreased to $1.9 million, or 23.2% of revenue, for the year ended December 31, 1999 from $3.2 million, or 48.8% of revenue, for the year ended December 31, 1998. This decrease was primarily due to the fact that product development expense for the year ended December 31, 1998 included $1.4 million we expensed as incomplete technology related to the Maps On Us technology acquisition.

    General and administrative. General and administrative expense increased to $1.8 million, or 22.0% of revenue, for the year ended December 31, 1999 from $1.1 million or 17.3% of revenue, for the year ended December 31, 1998. The increase was primarily due to salaries associated with newly hired personnel and related costs of $575,000 required to manage our growth and facilities expansion, as well as increased legal, accounting, and consulting fees of $215,000.

    Interest income (expense), net. Interest expense decreased to $149,000, or 1.8% of revenue, for the year ended December 31, 1999 from $404,000, or 6.2% of revenue, for the year ended December 31, 1998. The dollar decrease in expense was primarily due to increased interest income of $129,000 earned on the funds available from the CBS investment in June 1999.

Years ended December 31, 1998 and 1997

    Revenue. Revenue increased to $6.5 million for the year ended December 31, 1998 from $650,000 for the year ended December 31, 1997. The $5.9 million increase in 1998 was primarily due to increased advertising revenue of $3.6 million due to the growth in traffic primarily related to our agreements with America Online and increased syndication and license revenue of $2.3 million due to various new customer agreements obtained in 1998. For the year ended December 31, 1998, QuikPage, Inc. accounted for 10.2% of our revenue and two other customers accounted for 11.9% and 10.5% of our revenue. For the year ended December 31, 1997, one customer accounted for 13.7% of our revenue.

    Cost of revenue. Cost of revenue increased to $1.3 million, or 20.0% of revenue, for the year ended December 31, 1998 from $793,000, or 122.0% of revenue, for the year ended December 31, 1997. The dollar increase was primarily due to increases in depreciation and amortization and data licensing fees.

    Gross profits were $5.2 million, or 80.0% of revenue, for the year ended December 31, 1998, compared to ($143,000), or (22.0)% of revenue, for the year ended December 31, 1997.

    Sales and marketing. Sales and marketing expense increased to $5.9 million, or 89.8% of revenue, for the year ended December 31, 1998 from $2.3 million, or 354.8% of revenue, for the year ended December 31, 1997. The increase of $3.6 million in 1998 was primarily attributable to increased America Online-related carriage fees of $2.5 million, as well as revenue sharing expenses relating to our strategic alliances of $907,000.

    Product development. Product development expense increased to $3.2 million, or 48.8% of revenue, for the year ended December 31, 1998 from $2.1 million, or 324.2% of revenue, for the year ended December 31, 1997. The increase in 1998 of $1.1 million primarily resulted from expenses related to our purchase of the Maps On Us technology in May 1998.

    General and administrative. General and administrative expense increased to $1.1 million, or 17.3% of revenue, for the year ended December 31, 1998 from $776,000, or 119.4% of revenue, for the year ended December 31, 1997. The increase in 1998 of $354,000 was primarily due to an increase in the allowance for doubtful accounts of $263,000 related to the increase in revenue and accounts receivable, as well as increased personnel expenses of $206,000, offset in part by decreases in outside services of $151,000.

    Interest income (expense), net. Interest expense increased to $404,000 for the year ended December 31, 1998, from interest income of $4,000 for the year ended December 31, 1997. The increase in 1998 in expense was primarily due to increased interest expense of $350,000 in 1998 on increased borrowings from Banyan Worldwide to fund working capital for operations, as well as reduced interest income resulting from decreased cash balances available for investing.

Quarterly Results of Operations

    The following tables set forth our unaudited quarterly results of operations for each of the eight fiscal quarters in the period ended December 31, 1999. This information has been derived from unaudited interim financial statements, that, in our opinion, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the information when read in conjunction with our financial statements and notes thereto. Our results of operations for any quarter are not necessarily indicative of results for any future period.

                                                     Three Months Ended
                          ----------------------------------------------------------------------------------
                          Mar. 31,   June 30,   Sept. 30,  Dec. 31,  Mar. 31,  June 30,  Sept. 30,  Dec. 31,
                            1998       1998       1998       1998      1999      1999      1999       1999
                          --------   --------   ---------  --------  --------  --------  ---------  --------
                                                       (in thousands)
Statement of Operations:
Revenue.................  $ 1,081    $ 1,680     $ 1,783    $1,992    $1,128    $1,850    $ 2,286   $ 3,040
Cost of revenue.........      241        381         354       331        77       329        614       950
                          -------    -------     -------    ------    ------    ------    -------   -------
 Gross profit...........      840      1,299       1,429     1,661     1,051     1,521      1,672     2,090
Operating expenses:
 Sales and marketing....    1,826      1,208       1,612     1,226       690     1,414      2,403     6,730
 Product development....      459      1,880         489       360       435       441        471       576
 General and
   administrative.......      237        266         227       400       394       303        509       624
                          -------    -------     -------    ------    ------    ------    -------   -------
   Total operating
     expenses:              2,522      3,354       2,328     1,986     1,519     2,158      3,383     7,930
Loss from operations....   (1,682)    (2,055)       (899)     (325)     (468)     (637)    (1,711)   (5,840)
Interest income
  (expense), net........      (69)       (93)       (124)     (118)     (118)      (96)        28        37
                          -------    -------     -------    ------    ------    ------    -------   -------
Net loss................  $(1,751)   $(2,148)    $(1,023)   $ (443)   $ (586)   $ (733)   $(1,683)  $(5,803)
                          =======    =======     =======    ======    ======    ======    =======   =======
As a Percentage of
  Revenue:
Revenue.................    100.0%     100.0%      100.0%    100.0%    100.0%    100.0%     100.0%    100.0%
Cost of revenue.........     22.3       22.7        19.9      16.6       6.8      17.8       26.9      31.3
                          -------    -------     -------    ------    ------    ------    -------   -------
 Gross profit...........     77.7       77.3        80.1      83.4      93.2      82.2       73.1      68.7
Operating expenses:
 Sales and marketing....    168.9       71.9        90.4      61.5      61.2      76.4      105.1     221.4
 Product development....     42.4      111.9        27.4      18.1      38.5      23.8       20.6      18.9
 General and
   administrative.......     20.2       17.0        12.7      20.1      34.9      16.4       22.2      20.5
                          -------    -------     -------    ------    ------    ------    -------   -------
   Total operating
     expenses...........    231.5      200.8       130.5      99.7     134.6     116.6      147.9     260.8
Loss from operations....   (153.8)    (123.5)      (50.4)    (16.3)    (41.4)    (34.4)     (74.8)   (192.1)
Interest income
  (expense), net........     (6.4)      (5.5)       (7.0)     (5.9)    (10.5)     (5.2)       1.2       1.2
                          -------    -------     -------    ------    ------    ------    -------   -------
Net loss................   (160.2)%   (129.0)%     (57.4)%   (22.2)%   (51.9)%   (39.6)%    (73.6)%  (190.9)%
                          =======    =======     =======    ======    ======    ======    =======   =======

    We have experienced significant fluctuations in revenue, expenses and results of operations from quarter to quarter. Although we do not believe our business is seasonal, we do experience fluctuations in the traffic to our Web site during various times during the year, most notably around certain holiday periods, which may impact our revenue. We expect these fluctuations to continue. A significant portion of our revenue has been generated from a limited number of customers. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon sales to a small number of customers. It is difficult to predict the timing of future contracts to these and other customers due to the length of our sales cycle in syndication and advertising.

    Our agreements with America Online terminated in the fourth quarter of 1998. This termination adversely affected our results in the first two quarters of 1999 because America Online had previously been responsible for a large portion of our traffic and associated revenue.

    We have also experienced significant variations in our quarterly gross profits. Our gross profit has varied due to the volume of traffic to our Web site, which causes fluctuation in our revenue, direct costs and sales and marketing expenses. Our product development and general and administrative expenses have fluctuated on a quarterly basis primarily as a result of the timing and number of additions in personnel and compensation and related costs.

    We believe that period-to-period comparisons of our historical results of operations are not meaningful and should not be relied upon as an indication of future performance.

Incomplete Technology Write-Off

    On May 18, 1998, we acquired the Maps On Us Internet mapping technology from Lucent Technologies Incorporated for $1.6 million. The technology was acquired to integrate it into our directory Web site.

    A significant portion of the technology acquired was deemed incomplete as it did not meet the criteria for capitalization. The technology was incomplete because the technology required a substantial development effort by us in order to successfully integrate the Maps On Us technology into our Web site. The technology had no alternative future use to us inasmuch as we had acquired the technology to improve and integrate it into our Web site and not to market it as a standalone product. Further, we had no other product, line of business or product development project that could use the technology. Therefore, we recorded a charge to product development of $1.4 million for the purchase of incomplete technology in 1998.

    We valued the acquired incomplete technology using a risk adjusted discounted cash flow approach including stage of completion assumptions. We evaluated the Maps On Us technology using extensive interviews and analysis of data concerning the state of the technology and the required development work. The evaluation assumed an average growth of Maps On Us related advertising revenue of 54% based on expectations in the industry at the time, a gross profit of 70% to 80% and sales marketing and administrative expenses of 27% to 36% of revenue. These assumptions should not be construed as forecasts of the Maps On Us related future operating results. We used a discount rate of 25% in the evaluation, reflecting the difficulties and uncertainties in completing the development effort and the inherent uncertainty of predicting cash flows in the Internet industry. We estimated the technology's stage-of-completion at the date of acquisition to be 80% based on estimated costs incurred by Lucent prior to the acquisition of the technology of $1.0 million and our estimated cost to complete of $250,000. Our estimate of costs incurred prior to the purchase is based on our understanding of the technology. No development cost data was made available by Lucent.

    The acquired technology was incomplete because a significant amount of coding, testing and integration was required before the technology would be viable for use on our Web site. The components of the technology which required significant development work included the integration of our business data with the Maps On Us geocoding approach, the development of new tools for the management and online modification of geocoding information, the design and integration of the user interface and the cross linkage of the technology with our advertising technology. The ability to integrate the technology with our Web site was critical to achieving technological feasibility and was uncertain at the time of acquisition. We have now completed the design and integration of the Maps On Us technology on our Web site. The cost of completing the development effort was $200,000.

Liquidity and Capital Resources

    Since our inception, we have been funded primarily by Banyan Worldwide under our convertible preferred note facilities and through sales of capital stock. In 1999, Banyan Worldwide converted approximately $11.7 million of the outstanding principal and interest under our convertible preferred note facilities into preferred stock. The outstanding amount of principal and interest under this facility is convertible at the option of Banyan Worldwide into shares of series D preferred stock at a rate of $11.00 per share.
The interest rate in effect at December 31, 1999 was 5.74%. As of December 31, 1999, we had approximately $3.9 million available and there was no outstanding balance under this facility. Upon completion of this offering, this facility will automatically terminate in full and any outstanding principal and interest will be converted into shares of our series D preferred stock at the then-applicable conversion rate. Any shares of our Series D preferred stock which are issued will convert automatically into shares of common stock upon completion of this offering.

    In November 1996, we received a $3.0 million equity investment from America Online and Digital City Inc. We used these funds for working capital to fund our operations. On June 30, 1999, we received $5.0 million in cash as part of an equity investment from CBS.

    As of December 31, 1999, we had cash and cash equivalents totaling $3.6 million.

    Net cash used for operating activities for the year ended December 31, 1999 was $2.8 million, primarily due to a net loss of $8.8 million and increases in accounts receivable and other current assets, offset in part by the increases in accounts payable and accrued expenses.

    Net cash used for investing activities for the year ended December 31, 1999 was $942,000. Investing activities for the periods were primarily purchases of equipment, consisting largely of computer equipment.

    Net cash provided by financing activities for the year ended December 31, 1999 was $6.9 million, primarily due to the CBS transaction and funds provided to us by Banyan Worldwide.

    Our other financial commitments consisted of a note payable related to the purchase of the Maps On Us technology of $600,000 as of December 31, 1999.

    As of December 31, 1999, we had net operating loss carryforwards of approximately $14.2 million available for federal, state and foreign purposes to reduce future taxable income expiring on various dates beginning in 2001. Under the provisions of the Internal Revenue Code, some substantial changes in our ownership may have limited, or may limit in the future, the amount of net operating loss carryforwards which could be utilized annually to offset future taxable income. Based on our current financial status, realization of our deferred tax assets is uncertain. Accordingly, a valuation allowance for the entire deferred tax asset amount has been recorded.

    Since our inception, we have significantly increased our operating expenses. We anticipate that we will continue to experience significant increases in our operating expenses through at least 2001, and that our operating expenses and capital expenditures will constitute a material use of our cash resources. We expect to incur significant expense increases as we attempt to brand our name and increase the traffic to our Web site. These increases are expected to result from substantial advertising expenses and increased marketing expenses associated with our merchant aggregation program. Additionally, we expect to add personnel in all departments, which will increase salaries and benefits and other personnel-related expenses. In addition, we may utilize cash resources to fund acquisitions or investments in businesses, technologies, products or services that are complementary to our business. Due to the fact that our primary marketing expense will be the use of our non-cash CBS-related advertising, we believe that the funds currently available along with support from Banyan Worldwide will be sufficient to meet our anticipated cash requirements for at least the next 12 months. Including the proceeds of this offering, we expect to have sufficient funds to meet our anticipated cash requirements for at least the next 24 months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities, or obtain additional credit facilities. However, there can be no assurance that we would be successful in obtaining this additional funding. The issuance of additional equity or convertible debt securities could result in additional dilution to our stockholders.

Market Risk

    To date we have not utilized derivative financial instruments or derivative commodity instruments. We invest our cash in money market funds, which are subject to minimal credit and market risk. We believe the market risk associated with these financial instruments is immaterial.

Year 2000 Readiness Disclosure

    Many existing computer programs and systems include computer code in which calendar year data is abbreviated to only two digits. As a result, some of these programs and systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. We refer to this as the year 2000 problem. We use software, computer technology and services that are internally developed or provided by third parties that may fail due to the year 2000 problem.

    In April 1999 we initiated our formal year 2000 project to assess our year 2000 risks and to develop any necessary corrective action plans. To date, we have taken the following actions under our year 2000 project:

  . we have reviewed all hardware and software used in the operation of our Web site, including internally developed software and third-party hardware and software that is used in the operation of our Web site;

  . we have upgraded the hardware and software which require modifications to be year 2000 ready;

  . we have obtained publicly available year 2000 readiness statements from third parties who provide hardware, embedded software or packaged software used in the operation of our Web site and from Exodus Communications, which provides us with Web hosting facilities for our Web site; and

  . we have completed an assessment of the potential effects and costs of remediating the year 2000 problem on our office and facilities equipment.

In general, we have not contacted third parties regarding year 2000 readiness other than to obtain publicly available year 2000 readiness statements described above.

    Our employees performed all significant work related to our year 2000 project. We did not hire any additional employees or incur significant consulting expenses to perform this work. We purchased approximately $1,000 of software upgrades and expended $50,000 on hardware, infrastructure and desktop upgrades. Although we likely would have incurred these costs in the normal course of our business activities, the upgrades replaced non-year 2000 ready software and hardware. We do not expect to incur significant additional expenses in connection with our year 2000 readiness project.

    Our business depends upon the ability of consumers and local merchants to access our Web site from their computers. Consumers who visit our Web site and the local merchants in our network may not be able to access our Web site due to their own year 2000 problems. Our users and our local merchant customers are diverse and highly fragmented, and we have not attempted to contact them to assess their year 2000 readiness. Many consumers and local merchants may not have the internal capability or other resources necessary to assure their year 2000 readiness.

    We also depend on the integrity and stability of the Internet. Our ability to assess the year 2000 readiness of the general Internet infrastructure necessary to support our operations is limited and relies solely on generally available news reports, surveys and comparable industry data. Based on these sources, we believe that most entities and individuals that rely significantly on the Internet are reviewing and attempting to address issues relating to year 2000 compliance. We cannot predict whether these efforts will be successful in reducing or eliminating the potential negative impact of year 2000 issues. Our business would suffer if there were a disruption in the ability of consumers and local merchants to access the Internet or portions of it.

    In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, security systems and other common devices, may be affected by the year 2000 problem. Banyan Worldwide supplies some of our office and facilities equipment. Because we did not purchase that equipment, we may be unable to cost-effectively remediate any year 2000 issues relating to that equipment.

    Banyan Worldwide also provides us with various administrative telecommunications and other services. Our business relies on functional use of Banyan Worldwide's internal computer systems to process dates after December 31, 1999. Based on Banyan Worldwide's publicly available year 2000 readiness statements, we believe that Banyan Worldwide has taken steps to assure its year 2000 readiness. If these systems are compromised by year 2000 problems, Banyan Worldwide's ability to provide us with services could be impaired.

    In December 1999, we completed the transition of our primary hosting facility for our Web site from our corporate headquarters to a third-party hosting facility. Although this transition was not undertaken specifically to address year 2000 compliance problems, we believe that this transition mitigates our risk of facility- or Internet-related failures caused by the year 2000 problem.

    At this time, we have not developed and do not expect to develop a contingency plan to address situations that may result if we, or any third parties on which we rely, experience problems relating to our or their failure to achieve year 2000 readiness. The cost of developing and implementing a contingency plan, if necessary, could be significant. Any failure of our material systems, the systems of the consumers that visit our Web site, the systems of the merchants participating in our network, the systems of third parties supplying our products and services, the systems of Banyan Worldwide or the Internet to be year 2000 compliant could have negative consequences for us.

    We believe our most reasonably likely worst case scenarios related to year 2000 risks are:

  .   failure of internal software causing a shutdown of our Web site;

  .   corruption of data contained in our information systems;

  .   hardware failure; and

  . the failure of infrastructure services provided by third parties, such as electricity, phone service, etc.

    As of the date of this prospectus, we have not experienced any material year 2000 problems relating to our software, computer technology or services nor are we aware of any material year 2000 problems relating to the software, computer technology or services of any third parties on which we rely.

Recently Issued Accounting Pronouncement

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard established accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all quarters for fiscal years beginning after June 15, 2000. We do not expect SFAS No. 133 to have material effect on our financial position or results of operations.

                                    BUSINESS

Overview

    We are a leading Internet-based local merchant network interconnecting consumers, merchants and national advertisers. Through our Web site, Switchboard.com, we offer our users local information about people and businesses across the United States, including listings of over 96 million individuals, 12 million businesses and four million e-mail addresses. Our Web site provides a broad range of functions, content and services designed to connect consumers and businesses on the Internet.

Industry Background

    The Internet is fundamentally changing how millions of people and businesses share information. The number of Internet users worldwide is projected to increase to 500 million by the end of 2003 from approximately 195 million in 1999, according to International Data Corporation. IDC projects total business-to-consumer online commerce will increase to $178 billion in 2003 from approximately $31 billion in 1999. Forrester Research estimates that online advertising in the United States will increase to $17.2 billion in 2003 from approximately $1.3 billion in 1998.

    Historically, consumers have used multiple methods to identify and seek out businesses that provide specific products and services in their area. Traditional printed materials for finding local information include yellow pages directories and local maps. These sources, however, typically cover narrowly defined geographic areas and some are updated only once per year. Telephone directory assistance allows consumers to get updated information, but is often more costly to use and only provides telephone numbers and addresses.

    Recently, consumers have turned to online directories as an alternative source of local information. These directories can provide more up-to-date results, and can extend beyond limited geographic boundaries. Many of today's online directories, however, are merely extensions of traditional printed directories, offering repackaged content in a static "listings" style layout. Consumers continue to encounter difficulties obtaining the relevant information they seek because of the volume and fragmented nature of online local information.

    As the number of users online continues to grow, the Internet is becoming an accepted and viable commercial and marketing medium. Local merchants are increasingly recognizing the need to establish an online presence to remain competitive. According to Forrester Research, the aggregate number of businesses with 100 or fewer employees with a Web presence is projected to increase to approximately 4.2 million by the end of 2003 from approximately 2.1 million in 1999. Forrester Research also predicts local online commerce will increase to $6.1 billion in 2003 from approximately $680 million in 1998.

    Creating an online presence, however, is often a difficult and costly task for small businesses. Local merchants may struggle with the financial, technical and administrative challenges associated with creating, maintaining and promoting an effective Web site. To compete online and to meet evolving consumer expectations, merchants need more convenient and cost-effective ways to build, promote and enhance the functionality, services and content of their Web sites.

    We believe that consumers demand an online service where they can easily find detailed information about local merchants and their products and services. We also believe that merchants demand a convenient and cost-effective approach to creating a Web presence that will reach large numbers of these consumers. We believe an opportunity exists to satisfy both constituencies with a single online destination.

The Switchboard Solution

    Our local merchant network is focused on bringing consumers, merchants and national advertisers together at a single online destination. We connect consumers searching for specific products and services with the merchants that provide them. Our online network:

  . provides consumers with detailed local information about people and businesses across the United States;

  . gives local merchants a fast, easy, cost-effective way to get their businesses represented online;

  .   facilitates commerce by connecting them with consumers; and

  . provides an effective online lead generation engine for these local merchants and for national advertisers that reaches consumers motivated to buy products and services in specific geographic locations.

 Benefits to Consumers

    Extensive information base. We provide consumers with detailed local information, including listings of over approximately 96 million individuals, 12 million businesses and four million e-mail addresses. Switchboard allows consumers to search for people and businesses beyond the geographic boundaries of traditional print directories. We offer a free alternative to directory assistance charges and eliminate the need for consumers to know a specific city or area code information to obtain the desired results. Our powerful search capabilities, interactive maps and driving directions allow consumers to locate businesses based on proximity to their home, office or a planned travel destination. We link to a growing base of over 350,000 business Web sites and provide consumers with a powerful tool to research and compare competitive offerings and to ultimately conduct business, both online and offline. In addition, our patented ad serving technologies present consumers with multiple merchant advertisements and allow them to rapidly screen and examine the information they seek.

    Powerful search capability. Our proprietary directory architecture, combined with our intuitive screen displays, allows search results to be delivered quickly with few page views. These search results can be organized alphabetically or by geographical proximity. Our innovative "What's Nearby?" service enables a consumer to input an address anywhere in the country and find detailed information about nearby businesses, people, government and points of interest and regional maps. This feature is ideal for travel planning, both personal and business, as well as for people moving or changing job locations who need to familiarize themselves with their new surroundings.

    Integrated maps and driving directions. Our Maps On Us maps and driving directions technology is fully integrated with our directory services. Once a consumer identifies a desired address, Maps On Us allows the consumer to plot the most effective route to that destination, including intermediate stopping points. Consumers may also store previously accessed maps and directions in a personal address book.

    Personalized experience. We offer our registered users the ability to personalize their online experience. Users can control their listings in our white pages and can add information about their profession, education, affiliations and other interests. Users can choose from a variety of privacy options to shield various portions of their online identities, and can store their bookmarks in Switchboard for easy access from any computer. We also offer personal home pages and custom e-mail accounts.

 Benefits to Merchants

    Fast, cost-effective Web presence. Our robust system architecture and sophisticated Web site building tools enable us to quickly and cost effectively develop and deploy multi-page Web sites for local merchants. We provide local merchants with a visible Web presence, while eliminating the technical, administrative and financial challenges typically associated with creating and maintaining an effective Web site.

    Participation in a leading online local merchant network. We provide local merchants with access to our nationally recognized, highly trafficked merchant network, Switchboard.com. Unlike traditional phone books and directory services, our online directory service, maps and driving directions provide merchants with exposure to customers beyond their immediate local area. We acquire and aggregate local merchant customers into our branded directory and our network of syndicated directories. We believe our alliance with CBS further enhances our brand and offers the opportunity to generate additional traffic to our merchant customers.

    Lead generation. Our online merchant network attracts potential consumers who provide information about the types of products and services they are seeking in a particular location. Switchboard.com helps our merchant customers to connect with consumers and facilitates their communications with their customers through e-mail, fax or regular mail. We believe that this direct line of communication fosters stronger relationships between local merchants and consumers.

 Benefits to National Advertisers

    We offer advertisers a wide range of advertising options. Our patented ad serving technologies allow advertisers to target specific types of consumers in each of our white pages, yellow pages, maps and Web search offerings. A national advertiser can buy a site-wide banner to re-enforce its brand, an in-category sponsorship to drive traffic to specific offers on their site and a yellow pages trademark ad to drive traffic to local outlets. These options give advertisers significant flexibility to construct customized campaigns designed to drive traffic at the local or national level to businesses both offline and online.

Strategy

    We intend to be the leading Internet-based network connecting customers with local merchants and providing merchants with the content, services and functionality they need to effectively compete online. We plan to enhance our lead generation capabilities by building traffic on our Web site, increasing the number of merchants we serve and expanding the breadth of our services. Key elements of our strategy include:

    Building brand. We believe that building greater awareness of the Switchboard brand is critical to expanding our user base and to building our local merchant network. We intend to expand our use of advertising, public relations and other marketing programs designed to promote our brand and build user and merchant loyalty. In October 1999, we launched our "Think Outside the Book" national advertising campaign designed to attract new consumers to Switchboard.com and build awareness among merchants in local markets. We intend to build on our relationship with CBS by promoting our brand across multiple media, including national television, outdoor advertising and radio. In addition, we expect to pursue other public relations and marketing programs.

    Expanding merchant aggregation programs. We have established strategic alliances with companies that have existing relationships with numerous small businesses. We refer to these companies as merchant aggregators. We believe we can attract a larger base of merchants by working together with these merchant aggregators to implement co-branded sales and marketing programs. In February 1999, we launched our merchant aggregation program through a strategic alliance with Discover Financial Services. We plan to continue to work with Discover and other companies to offer our products and services to their small business customers. We believe that by expanding our merchant aggregation program we can increase the number of merchants in our network and provide greater value to consumers, existing merchants and national advertisers.

    Creating specialized vertical directories. We are developing targeted syndication packages designed to attract vertical content providers seeking to enhance their sites by offering specialized directories of local merchants in categories relating to their content. We believe that providing relevant content for researching products and services will increase the frequency and duration of visits to our Web site. By forming relationships with providers of this content, we believe we will enhance the effectiveness of our site for consumers and for advertisers seeking targeted audiences. By syndicating these specialized directories, we expect to deliver more highly qualified customer leads to our local merchants. We anticipate that some of these vertical content providers will also participate in our merchant aggregation program since they may have merchant relationships of their own.

    Extending technology leadership. We intend to update and enhance the features and functionality of Switchboard.com to continue to improve the user's experience and provide a comprehensive, cost-effective online presence for merchants. We are developing service enhancements aimed at our users, including increased personalization and customization features and expanded search options. We plan to offer merchants a more sophisticated Web presence by integrating online commerce applications into our local merchant services. We are pursuing additional opportunities to expand network access and merchant services across a variety of wireless devices and other Internet-enabled appliances. We believe that technology leadership will continue to be important to offer compelling services and functionality.

    Expanding internationally. We intend to expand internationally as opportunities arise. We expect to accomplish this expansion by entering into strategic alliances with companies that are well-positioned to aggregate merchants in local markets, internationally. In connection with our strategic relationship to license our technology to Bell ActiMedia, Inc., a wholly owned subsidiary of Bell Canada, we enhanced our technology infrastructure. We believe this enhanced technology infrastructure will help us to take advantage of other international opportunities.

Switchboard.com

    The foundation of our local merchant network is our Web site, Switchboard.com. The site provides a broad range of functions, content and services designed to connect consumers and businesses on the Internet. Key features of Switchboard.com include:

 Directory Services

    Our yellow pages, white pages and e-mail directory services provide consumers with information about people and businesses and, in many cases, detailed information about the products and services those businesses offer. In addition to listing information found in traditional directories, our directories include integrated maps and directions, information about nearby businesses, display advertisements and links to merchant Web sites. Consumers can use our directory services to search by category, geography and names.

    We license yellow and white pages directory information under a non-exclusive agreement with infoUSA. Based upon infoUSA's extensive listings and verification procedures and our management's understanding of available alternatives, we believe its database is the most comprehensive and accurate available database of business and residential information in the United States. infoUSA is obligated to provide us with updated data monthly. Under this agreement, we pay infoUSA annual royalties. We recently extended our agreement with infoUSA to December 30, 2002.

    To increase our coverage to include Canada, we entered into a relationship with Bell ActiMedia in September 1999. Under the terms of our three-year non-exclusive agreement with Bell ActiMedia, we agreed to develop, customize, host and license versions of our white pages, our yellow pages and other of our services for use by Bell ActiMedia on its own Web sites and Web sites owned by affiliates of Bell Canada Enterprises, the parent company of Bell Canada. Bell ActiMedia pays us development and engineering fees, annual license fees and a share of their revenue. We also agreed with Bell ActiMedia to include links to each other's Web sites on our Web sites and to limited licenses of each other's trademarks.

    Our directories provide users, merchants and advertisers with powerful tools to customize how they represent themselves on the Web. Users and merchants can edit their listings in our directories by updating and supplementing information about themselves. These tools help users and merchants to be found and ensure that the information about them is accurate and personalized.

    Our e-mail address database provides users with access to e-mail addresses provided by our own users and a third-party source. Registered users can use our patented "Knock Knock" technology to control access to their e-mail address. As a privacy benefit to our users, this service functions as an e-mail equivalent of caller ID, allowing users to screen e-mails while shielding their e-mail address from the sender.

 Localized Content

    Our "What's Nearby?" service provides relevant information about the surrounding local merchants and establishments related to a user search. "What's Nearby?" provides links to local businesses in the entertainment, travel, recreation, shopping, health and real estate sectors based on the user's target search location. In addition, this service provides mapping features and links to Web sites related to the region, government offices, points of interest and other useful information. This information is integrated into our white pages, yellow pages and mapping features allowing users to access businesses, information and services in the context of their searches.

 Maps and Directions

    Our Maps On Us technology integrates maps and driving directions into many areas of our Web site. Maps generated by Maps On Us provide users with sophisticated viewing options including multiple levels of zoom, full and half screen pans, map center selection, labeling of roads and other points of interest, map size, color or monochrome rendering and latitude/longitude display. Our technology provides users with a powerful tool to plan the shortest or fastest route from a starting point to a destination including up to five intermediate locations. They can also choose to avoid or use major highways. Our "best tour" function lets users enter a number of locations in any order and will designate the most efficient route from start to finish. Maps are displayed with detailed turn-by-turn directions, all of which can be forwarded to others by e-mail.

    Users can also incorporate the "What's Nearby?" service to identify and highlight local businesses that are in the vicinity of the mapped selection or on the created route. In addition to the core features, registered users can also save maps and routes previously generated by Maps On Us, and store a list of addresses, markers or favorite places in an address book. Stored information is highlighted on subsequent maps or route requests.

 Web Searching Tools

    Our Web searching technology provides users with a powerful search alternative to existing key-word based search engines. Results are optimized to deliver the most relevant Web sites instead of Web pages, making searching easier and more efficient. These sites are linked in a way that allows users to navigate through them based on their relationship to each other as well as find them through keyword searches.

    Our technology allows registered users to personalize bookmarks and access these bookmarks from any computer though the Switchboard.com site. As an added benefit, we can supplement these personalized bookmarks with related Web sites. Users can also use our bookmark editing tools to add, delete and re-classify links. Using this feature, our users can move from computer to computer but still enjoy the same set of bookmarks when they access the Web.

 Community

    We provide the following services to enhance the user experience on our site:

  . Free e-mail. Users can get free e-mail with our comprehensive set of e-mail options, including customized addresses, multiple accounts and other enhanced services.

  . Free homepages. With our personal home page builder, users can easily create sophisticated personal Web sites by selecting from a gallery of layouts, themes, colors and clip art. Users can also add original text, favorite links or their own pictures.

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

  . Message boards. We offer users the ability to post and read messages on message boards across a variety of topics including humor, relationships, religion, sports, genealogy, politics, teens and missing persons. In addition, we organize our message boards by city or state, allowing regional users to interact and communicate.

  . Shopping area. From our shopping area, users can purchase gifts and merchandise, as well as electronic photos, greeting cards, flowers and other items, and have them sent to relatives, friends and business associates located through our directories.

 Other Services

    In December 1999, we announced plans to offer long distance calling over the Internet to consumers using our Web site through a relationship with Net2Phone, Inc. and plans to offer Web-based file delivery, handling and storage services designed to make it easier for consumers using our Web site to send and receive large files directly from their Web browsers through a relationship with click2send.com, Inc.

Local Merchant Services

    We provide local merchants with a broad range of services to help them establish, manage and expand their online presence as their business evolves. Using a variety of proprietary and licensed technologies and services, we provide small businesses with solutions to reach qualified consumers. Current services provided to local merchants include:

  . construction and hosting of multi-page Web sites with detailed business information;

  . developing contact pages designed to connect potential consumers with merchants;

  .   integrated mapping and directions functionality powered by Maps On Us;
      and

  . marketing services including display advertisements on Switchboard.com and affiliated sites.

    For those businesses seeking to construct their own Web site, we also offer our Web site building tool, Ad Studio, which allows merchants to select from a gallery of layouts and clip art, upload pictures and choose geographies and categories in which their Web site will be seen.

Advertising

 Banner and Sponsorship Advertising

    We offer both site-wide banner and category-specific banner programs. We provide standard run of site banner ad programs, which include full banners across the top and bottom of pages and smaller banners on the navigation bar that allow advertisers to take advantage of our high traffic volume. Additionally, our patented banner ad serving technology enables us to place and rotate category-specific banner ads of various sizes in targeted locations throughout our site. We also sell sponsorship programs on a site-wide basis or for various categories. Sponsorships are advertisements consistently and prominently displayed on our Web site.

 Display Advertising

    We provide yellow pages-style display advertisements and ad management tools to local merchants and national advertisers. We give advertisers a range of location, category and ad size options at the local and national levels. When shown on a computer screen, our display ads resemble traditional yellow page advertisements. Our display ads rotate according to preset priority placement rules which allow for each advertiser's display ad to be periodically visible near the top of the page.

    Display advertisements are sold on a monthly or annual basis, and are generally not subject to guaranteed impression levels or click-throughs. We price and sell advertisements on the basis of ad size, search locations and priority placement. Display advertisements are category specific and geographically targeted. When clicked, display ads link the user to a Web site of the advertiser's choosing. Options available to these advertisers include:

  . display priority options designed to allow advertisers to pay to have their ads seen more frequently and prominently than others;

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

  . trademark ads designed to allow national advertisers to represent outlets for their products based on their location in selected categories, for example "Our Dealers Near You";

  . ads designed to allow national businesses to advertise in local category searches; and

  . geographical options that allow merchants to place ads in a single zip code, within a radius around a specific location or nationwide.

 E-Commerce Advertising

    We offer advertisements on various pages on our Web site for advertisers engaged in e-commerce. These advertisements can be placed under specific headings near a white pages search result. We also provide links to our shopping area near our white pages search results. In our shopping area, we offer e-commerce advertisers the opportunity to promote product specials, as well as link to their Web sites.

Syndication

    We license our products and services to other companies in order to generate traffic on the Switchboard.com Web site. We refer to this as syndication. Syndication extends the reach of our site and increases the value proposition to our advertisers. As of December 31, 1999, we syndicated our directories or maps on a variety of Web sites, including Ask Jeeves, the AtHand Network, CBS.com and USATODAY.com.

    We recently announced plans to expand the scope of our syndication relationships to include distribution of Switchboard content to users of mobile telephones, through relationships with Phone.com, Inc. and Roku Technologies, and to users of interactive television, through a relationship with WorldGate Communications, Inc.

Strategic Alliances

    We have formed strategic alliances to:

  .   build our brand;

  .   increase the number of visitors to our Web site;

  .   support our expanding sales and marketing efforts; and

  . develop compelling content, services and functionality for our Web site and for Web sites that we create for our local merchant customers.

    CBS Corporation. In June 1999, we entered into a strategic relationship with CBS under which CBS became a stockholder of Switchboard in exchange for $95.0 million in advertising and promotion through June 2006 across the full range of CBS media properties, including its majority-owned radio and outdoor advertising subsidiary, Infinity Broadcasting Corporation, and $5.0 million in cash. We also received a license from CBS to use the "CBS" and CBS "eye" device trademarks. In addition, CBS has agreed to place links to our Web site on CBS-controlled Web sites, including CBS.com, and to use good faith efforts to obtain similar links on other Web sites in which CBS has a non-controlling interest. Our alliance with CBS is helping us to expand our advertising sales resources both locally and nationally and delivers the credibility and backing of a major media company.

    Discover Financial Services. In February 1999, we launched our merchant aggregation partnership program with Discover Financial Services. The Discover program provides us with access to Discover's merchant customer base. Discover offers its merchant customers an online solution through Switchboard.com. This relationship allows us to offer their base of merchants additional services and functionality over time.

    Bell ActiMedia. To expand our content offering and increase our geographic coverage, we entered into a three-year agreement in September 1999 with Bell ActiMedia to provide directory services in Canada. This relationship is intended to increase Canadian traffic, help us grow our local merchant base outside the United States and enable us to provide Canadian information to our U.S. users.

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

Technology

    We have developed sophisticated technologies that enable rapid dissemination of information requested by consumers using our Web site. These technologies were conceived and developed by a staff of senior engineers experienced in designing large-scale, distributed computer systems, a form of computer architecture that divides system functionality over numerous computers, each known as a server, to enhance overall system performance. We also have particular strengths in the areas of database technologies, advertising management and content customization.

 Directory Technology

    We have been affiliated with Banyan Worldwide, a pioneer of directory technology, since our founding in 1996. Directories played a key role in the large-scale, multiple-site distributed systems deployed by Banyan Worldwide since 1983. Our founder, Dean Polnerow, designed and originally developed StreetTalk, Banyan Worldwide's directory service. Building on this experience to create our own proprietary directory technology, we created what we believe to be the first national directory of U.S. residential information available on the Internet, as well as our innovative and proprietary yellow pages business directory.

 Site Design

    The Switchboard.com Web site was designed to provide high levels of performance, scalability and reliability. The site is implemented as a set of Windows NT servers which are organized into groups. Each group of servers provides different parts of the overall site's functionality and each type of functionality is provided by more than one group of servers. Individual servers in a group can be added or removed without affecting the functional capabilities of the site, and most changes required are managed automatically by proprietary software that we developed. This distributed architecture is designed to be highly scalable, which means that system capacity and functionality can be easily and inexpensively increased, typically with minimal or no time consuming software changes required. It is also designed to be reliable, which means it is resistant to service interruptions and that the unavailability of one or more servers does not necessarily affect the operation of other servers or the site as a whole.

 Database Technologies

    We have developed technology designed to quickly exchange information between the groups of servers that provide the interface consumers use to input their requests for information with the groups of servers that store the databases of information we use to respond to these requests. This technology allows data from multiple databases to be accessed and combined, regardless of its structure or content. This simplifies the development of new user interfaces and facilitates database updates. Our database technology helps to maximize our Web site performance through caching capabilities, which seek to reduce response time by storing frequently requested information and predicting which information will next be requested, and by automatically balancing the tasks being performed by individual servers.

    Our database technology includes sophisticated query management techniques, which enable requests for large amounts of data to be retrieved in segments while reducing the computer processing time typically associated with these operations using conventional design techniques. This enables ready access to a large amount of data stored in any of the databases and results in faster response to the user. Conventional databases often access previous results in order to display successive results to a given query which increases response time by performing redundant operations.

 Advertising Management

    Our ad placement technology is used primarily to control the frequency and positioning of advertisements displayed on our Web site. This technology rotates merchant ad displays in and out of prime locations on our yellow pages screens according to priorities specifically purchased by our merchant customers. We use an automated chain of software programs to securely facilitate the addition and removal of both individual ads and large, aggregated volumes of merchant advertising into the Switchboard.com yellow pages.

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

    We have also developed a proprietary ad placement methodology which provides a simple way for us to allow a merchant to focus its advertisement to the surrounding communities it desires to target. This technology uses the physical location of a business and a distance measurement selected by the merchant to automatically determine the appropriate location targets. These ad management tools and processes enable our direct sales force and authorized ad resellers to remotely manage and control national, regional and local ad campaigns.

 Content Customization

    We can customize the look and feel of the content we deliver in response to customer inquiries so that it is consistent with the look and feel of our syndication customers' own Web sites. This customization process is based on the modular organization of functional elements of our content, such as white pages, yellow pages, e-mail search and user registration. These modules separate the functional elements from the layout elements, such as site appearance, thus facilitating rapid development of customized interfaces for our syndication customers. As we enhance or build new functional elements, the underlying architecture enables us to deploy them across all of the Web sites of our syndication customers.

 Production, Computer and Communications Equipment

    The production, computer and communications equipment used to operate the Switchboard Web site and the Maps On Us Web site is located at Exodus Communications, Inc.'s data center in Waltham, Massachusetts. The Exodus facility offers physical security, full power failure protection and redundant communications links. We operate a back-up of the Switchboard Web site in Westboro, Massachusetts with automatic fail-over in the event of a catastrophic facilities or communications failure at the Exodus location.

Marketing, Merchant Aggregation and Sales

 Marketing

    We have generated our traffic and merchant participation to date with limited marketing. In October 1999, we launched an advertising campaign designed to generate increased awareness of our site among consumers and merchants. The cornerstone of this campaign is $95.0 million of advertising on the CBS properties that we will receive through our strategic alliance with CBS. This alliance allows us to take advantage of CBS's strong presence across a variety of advertising media, including:

  .   radio networks;

  .   outdoor advertising; and

  .   the CBS television network.

    As part of the CBS initiative, in October 1999 we unveiled two 30 second television commercials for broadcast in Boston, Chicago, Los Angeles, New York, Philadelphia and San Francisco. These commercials challenge consumers and businesses to "Think Outside the Book," and use our online directory service instead of traditional ones.

    We employ a variety of online and offline advertising to promote our service and generate additional traffic. Prior to our relationship with CBS, we primarily relied upon promoting and marketing our service through syndication relationships with telecommunications companies, Internet destination sites and other companies. We plan to utilize a variety of media to market our online services including online, print, direct mail, radio, television and outdoor advertising. We have an ongoing public relations program and participate in industry conferences and tradeshows.

 Merchant Aggregation

    To attract new merchants to our network, we have established strategic affiliations with a number of organizations which have existing relationships with, or databases of, local merchants. These relationships are designed to help us cost-effectively reach the highly fragmented small business market. Most of these relationships are with merchant aggregators. The merchant aggregators contribute to the growth of our local merchant network by offering, or allowing us to offer, our services to their merchant customers. In many cases, we market our services on a co-branded basis and generate sales through outsourced telesales agents, or through our merchant aggregators' direct sales forces. The other relationships are with companies that have compiled databases of information about local merchants. These relationships provide us with information enabling us to supplement basic listing information with links to merchant Web sites.

    We currently have relationships with Bell ActiMedia, Discover Financial Services, QuikPage, Inc., and several other companies. Under these arrangements, we typically receive payments from these parties for yellow pages advertisements on our Web site they sell to their customers, development fees and/or license fees. In some cases, we receive payment directly from merchants for services and then share this revenue with the merchant aggregator. Discover is currently our primary merchant aggregator. Under our arrangement with Discover, we co-market our local merchant services to Discover merchant customers and share the resulting revenue and marketing expenses.

 Sales

    Our internal sales force coordinates our national sales efforts. They are dedicated to selling advertisements and sponsorships across our Web site. As of December 31, 1999, our sales organization was comprised of six employees and one consultant engaged in direct selling efforts.

Competition

    Our competitors fall into four primary categories:

  .   traditional and online white and yellow pages information providers;

  .   companies providing Web-enabled solutions for small businesses;

  .   companies targeting consumers seeking local information; and

  .   companies targeting the consumer Internet services market.

    We compete in the markets for Internet content, services and advertising. These markets are highly competitive and we expect competition to increase in the future with the entrance of new competitors. Currently, the number of companies aggregating small businesses and providing them with a similar comprehensive solution and scale is small. However, the market is rapidly developing. Barriers to entry in these markets are not significant and current and new competitors may be able to launch new Web sites at a relatively low cost.

    We believe our ability to compete successfully depends on many factors, several of which are outside of our control. These factors include the quality of content we provide relative to our competitors, the cost-effectiveness and reliability of our services relative to our competitors and our ability to generate leads for merchants.

    We also compete with traditional advertising media, including television, radio and print, for a share of advertisers' total advertising budgets. If advertisers consider the Internet, or our site, to be a limited or ineffective advertising medium, advertisers may be reluctant to devote a significant amount of their advertising dollars to advertising on our Web site.

Intellectual Property

    We regard our patents, copyrights, service marks, trademarks, trade dress, trade secrets and other intellectual property as critical to our success. We rely on a combination of patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, consultants, customers, partners and others to protect our proprietary rights. All of our employees have executed confidentiality and assignment of invention agreements. Prior to disclosing confidential information to third parties, we generally require them to sign confidentiality or other agreements restricting the use and disclosure of our confidential information.

    As of December 31, 1999, we had four patents issued by the U.S. Patent and Trademark Office and three patent applications pending before the Canadian Intellectual Property Office, all of which relate to the operation, features or performance of our Web site. We pursue registration of our key trademarks and service marks in the United States and, in some cases, internationally. However, effective trademark, service mark, copyright and trade secret protection may not be available or sought by us in every country in which our services are made available online. Our patents, trademarks, or other intellectual property rights may be successfully challenged by others or invalidated through administrative process or litigation. Further, the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving.

    We license our proprietary rights, such as patents, trademarks and copyrighted material, to third parties. Despite our efforts to protect our proprietary rights, third parties may infringe or misappropriate our rights or diminish the quality or reputation associated with our brand, which could have a material adverse affect on our business, results of operations, or financial condition.

    In addition, we license software, content and other intellectual property, including trademarks, patents, and copyrighted material, from third parties. In particular, we license the rights to use the "CBS" trademark and "eye" device under a license with CBS which expires by its terms in June 2009. We also license residential and business listing data from infoUSA, Inc. under an agreement that expires in December 2002, and maps and driving directions data and related software from Etak, Inc. under an agreement that expires in November 2000. Further, the software code underlying Switchboard.com contains software code which is licensed to us by third parties. If any of these licenses are terminated or expire, it could have a material adverse effect on our business, results of operations or financial condition.

    We currently own a number of Internet domain names, including Switchboard.com, MapsOnUs.com and SideClick.com. In addition, we co-own with CBS the domain names CBS.Switchboard.com and CBSSwitchboard.com. Domain names generally are regulated by Internet regulatory bodies. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We therefore, could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

Employees

    As of December 31, 1999, we had 52 full-time employees. None of our employees is represented by a labor union. We believe our relations with our employees are good.

Facilities

    Our headquarters are located in Westboro, Massachusetts, where we occupy approximately 8,000 square feet under an agreement with Banyan Worldwide. Since our inception through December 31, 1999 we have incurred expenses of $552,121 under an agreement with Banyan Worldwide relating to facilities fees, which cover rent and costs of furnishings, equipment, telephone service, security in our building, the fitness center, shared cafeteria costs and building maintenance.

    Our agreement with Banyan Worldwide continues in effect until November 2000 and renews on a year-to-year basis each November unless we or Banyan Worldwide terminate the agreement upon 90 days' written notice. Upon the completion of this offering, we intend to enter into a new sublease with Banyan Worldwide which, together with a new services agreement we intend to enter into with Banyan Worldwide, will replace our existing agreement with Banyan Worldwide. The new sublease will terminate on December 31, 2002, but we will have the option to extend the term to September 30, 2005. Our monthly rent under the new sublease will be $25,551. We believe our facilities will be adequate for our anticipated growth and that we will be able to obtain additional space as needed on commercially reasonable terms.

Legal Proceedings

    We are not currently subject to any material legal proceedings. From time to time, we are involved in various legal proceedings incidental to the conduct of our business.

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

                                   MANAGEMENT

Executive Officers and Directors

    Our executive officers and directors as of January 31, 2000, are as follows:

Name                            Age Position
----                            --- --------
Douglas J. Greenlaw............  55 Chief Executive Officer and Director
Dean Polnerow..................  43 President and Director
John P. Jewett.................  56 Vice President and Chief Financial Officer,
                                    Treasurer and Secretary
James M. Canon.................  48 Vice President, Business Development
William P. Ferry (1)...........  47 Chairman of the Board of Directors
Daniel R. Mason (1)............  48 Director
Russell I. Pillar..............  34 Director
Richard M. Spaulding (2).......  40 Director
David N. Strohm (1)(2).........  51 Director
Robert M. Wadsworth (2)........  39 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

    There is currently one vacancy on our board of directors. Following this offering, it is expected that our board of directors will fill this vacancy with a new director who is not an officer or employee of Switchboard, Banyan Worldwide or CBS or any of our or their affiliates. As of the date of this prospectus, the identity of this new director has not been determined.

    Douglas J. Greenlaw has served as our Chief Executive Officer since October 1999 and as a director since January 2000. Prior to joining Switchboard, from January 1997 to October 1999, Mr. Greenlaw served as an independent management consultant. From January 1994 to December 1996, Mr. Greenlaw served as President and Chief Operating Officer of Multimedia, Inc., a publisher of newspapers and operator of television and radio stations.

    Dean Polnerow founded Switchboard and has served as our President since March 1998 and as a director since September 1998. Prior to his appointment as our President, from April 1996 to March 1998, Mr. Polnerow served as our Vice President, Product and Business Development. From September 1983 to April 1996, Mr. Polnerow served in various capacities, including as Vice President, Advanced Development, at Banyan Worldwide.

    John P. Jewett has served as our Vice President and Chief Financial Officer since October 1998, as our Treasurer since April 1999 and as our Secretary since October 1999. Prior to joining Switchboard, from July 1997 to October 1998, Mr. Jewett served as an independent financial consultant to early stage Internet companies. From March 1995 to July 1997, Mr. Jewett served in various capacities, including, Vice President, Finance and Operations and Chief Financial Officer, at PointCast, Inc., an Internet news and content provider. From 1991 to December 1994, Mr. Jewett served as President and Chief Executive Officer of Calidus Systems, Inc., a logistics software application developer.

    James M. Canon has served as our Vice President, Business Development since March 1998. Prior to his appointment as our Vice President, Business Development, from January 1997 to March 1998, Mr. Canon served in various capacities at Switchboard, most recently as Director, Product Management. From 1991 to January 1997 Mr. Canon served in various capacities, including as Information Products Architect, at Banyan Worldwide.

    William P. Ferry has served as a director since March 1997 and as our Chairman of the Board of Directors since February 1998. Mr. Ferry has served as Chairman of the Board of Banyan Worldwide since October 1997 and as President, Chief Executive Officer and a director of Banyan Worldwide since February

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

1997. From 1990 to February 1997, Mr. Ferry served in various capacities, most recently as President, Services Division, at Wang Laboratories, Inc., an information technology service provider.

    Daniel R. Mason has served as a director since September 1999. Mr. Mason is Executive Vice President of Infinity Broadcasting Corporation, a majority-owned subsidiary of CBS, and has served as President of the Infinity Radio Group, an operator of radio stations, since November 1995. From 1992 to November 1995, Mr. Mason served as President of Group W. Radio, a division of Westinghouse Broadcasting Company. Mr. Mason is also a director of MarketWatch.com, Inc., a Web-based provider of business news, financial programming and analytic tools.

    Russell I. Pillar has served as a director since January 2000. Mr. Pillar has served as President and Chief Executive Officer of CBS Internet Group, a division of CBS, since January 2000. Prior to joining CBS, from November 1998 to December 1999, Mr. Pillar served as President and Chief Executive Officer of Virgin Entertainment Group, Inc., an operator of retail music stores throughout North America. Since October 1996, Mr. Pillar has served as a director, and from September 1997 to August 1998 he served as President and Chief Executive Officer, of Prodigy Communications Corporation, an Internet service provider. From 1993 to September 1996, Mr. Pillar served as President and Chief Executive Officer of Precision Systems, Inc., an international telecommunications software provider. In addition, since October 1991, he also has served as Managing Partner of Critical Mass Ventures LLC, an Internet-focused technology incubator/venture capital firm. In addition to his service on the boards of directors of Switchboard and Prodigy, Mr. Pillar is also a director of Virgin Entertainment Group Ltd., Telescan, Inc. and uBid, Inc.

    Richard M. Spaulding has served as a director since April 1996. Mr. Spaulding is Senior Vice President and Chief Financial Officer of Banyan Worldwide, where he has served in various capacities since September 1990.

    David N. Strohm has served as a director since February 1998. He has been a general partner of Greylock Management Corporation, a venture capital group, since 1980, and he is a general partner of several venture capital funds affiliated with Greylock. Mr. Strohm served as a director of Banyan Worldwide from 1983 until November 1999. He is also a director of DoubleClick Inc., Legato Systems, Inc. and Internet Security Systems, Inc.

    Robert M. Wadsworth has served as a director since September 1999. He has been a managing director and Vice President of HarbourVest Partners, LLC, a venture capital management company, since February 1997. He joined Hancock Venture Partners, the predecessor of HarbourVest Partners, LLC, in July 1986. Mr. Wadsworth is a general partner of several private equity funds managed by HarbourVest. Since March 1998, Mr. Wadsworth has been a director of Banyan Worldwide. He is a director of Concord Communications, Inc., GSS Holdings, Inc. and Outsourcing Services Group, Inc.

Executive Officers

    Each officer serves at the discretion of our Board of Directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Election of Directors

    Series E directors. CBS is the holder of the one outstanding share of our series E special voting preferred stock. As the holder of that share, CBS is presently entitled under our certificate of incorporation to elect the number of directors to our board of directors, rounded down, that equals CBS's fully diluted ownership percentage in Switchboard. After this offering, CBS will be entitled to designate two of our nine directors. Directors elected pursuant to CBS's special voting rights may be removed by CBS at any time without cause. See "Certain Transactions" and "Description of Capital Stock". CBS elected Messrs. Mason and Pillar to our board of directors pursuant to its special voting rights.

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

    Other directors. The remainder of our board of directors is divided into three classes. At each annual meeting of stockholders, beginning in 2001, the terms of the directors serving in one of the three classes will expire and directors will be elected for a three-year term to succeed the directors of the same class whose terms are expiring. Mr. Ferry and Mr. Wadsworth are Class I Directors, with terms expiring at the 2001 annual meeting of stockholders. Mr. Strohm and Mr. Spaulding are Class II Directors, with terms expiring at the 2002 annual meeting of stockholders. Mr. Greenlaw and Mr. Polnerow are Class III Directors, with terms expiring at the 2003 annual meeting of stockholders. The director expected to be named after this offering will be assigned to a class by the board of directors upon his or her election.

Board Committees

    The audit committee reports to the board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls. The audit committee currently consists of Messrs. Spaulding, Strohm and Wadsworth.

    The compensation committee reviews and makes recommendations to the board of directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees. The current members of the compensation committee are Messrs. Ferry, Mason and Strohm.

Compensation Committee Interlocks and Insider Participation

    In September 1999, our board of directors established a compensation committee. Messrs. Ferry, Mason and Strohm served as members of the compensation committee during the fiscal year ended December 31, 1999. From January 1999 to September 1999, compensation decisions with respect to our executive officers were made by our full board of directors, which included Mr. Ferry, our Chairman of the Board, and Mr. Polnerow, our President. Mr. Ferry is also Chairman of the Board of Directors, President and Chief Executive Officer of Banyan Worldwide.

Director Compensation

    We reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors and any meetings of its committees. From time to time, in our discretion, we grant equity awards to our non-employee directors under our stock incentive plans. We have granted our non-employee directors the following stock options under our 1996 stock incentive plan:

  . In January 1997, we granted Mr. Spaulding an option to purchase up to 5,000 shares of our common stock at a per share exercise price of $1.00. This option vests in four equal annual installments beginning one year after the date of grant.

  . In September 1999, we granted to each of Messrs. Ferry, Mason, Spaulding, Strohm and Wadsworth an option to purchase up to 40,000 shares of our common stock at a per share exercise price of $8.50. These options vest in four equal annual installments beginning one year after the date of grant.

  . In October 1999, we granted to Mr. Ferry an option to purchase up to 60,000 shares of our common stock at a per share exercise price of $9.00. This option vests in two equal annual installments beginning one year after the date of grant.

  . In January 2000, we granted to Mr. Pillar an option to purchase up to 40,000 shares of our common stock at a per share exercise price of $11.00. This option vests in four equal annual installments beginning one year after the date of grant.

Directors who have received options have the right to exercise such options prior to the time they become vested. Upon such early exercise, directors receive shares of restricted stock which are subject to the same vesting schedule as the original options.

Executive Compensation

    The following table sets forth the total compensation paid or accrued for the years ended December 31, 1998 and 1999 to our:

  .   Chief Executive Officer;

  .   President; and

  . two other executive officers who were serving as executive officers on December 31, 1999 and whose individual total salary and bonus exceeded $100,000.

    We refer to these officers collectively as our Named Executive Officers.

    In accordance with the rules of the SEC the compensation set forth in the table below does not include medical, group life or other benefits which are available to all of our salaried employees, and perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table. In the table below, columns required by the regulations of the SEC have been omitted where no information was required to be disclosed under those columns.

                                                          Long-Term
                              Annual Compensation    Compensation Awards
                             ---------------------- ---------------------
                                                      Shares of Common
                                                            Stock            All Other
Name and Principal Position  Year  Salary  Bonus(1)  Underlying Options   Compensation(2)
---------------------------  ---- -------- -------- --------------------- ---------------
Douglas J. Greenlaw(3)....   1999 $ 43,569 $18,268         900,000            $  --
  Chief Executive Officer
Dean Polnerow.............   1999 $164,769 $75,952         185,000            $3,851(4)
  President                  1998  155,769  57,003          70,000             2,978
John P. Jewett(5).........   1999 $124,997 $61,999          50,000            $2,493
  Vice President and Chief   1998   20,673     --          100,000               --
    Financial Officer,
    Treasurer and
    Secretary
James M. Canon............   1999 $113,154 $28,102          70,000            $  --
  Vice President, Business   1998  103,846  20,969          30,000               --
    Development

--------

(1)Represents amounts awarded as annual incentive bonuses.
(2)Unless otherwise specified, represents matching 401(k) plan contributions.
(3)Mr. Greenlaw joined Switchboard in October 1999.
(4)Includes $683 of insurance premiums for term life insurance.
(5)Mr. Jewett joined Switchboard in October 1998.

Option Grants in Last Fiscal Year

    The following table contains information concerning the stock option grants made to each of the Named Executive Officers in 1999. Unless otherwise noted, each stock option grant vests in four equal installments beginning one year after the date of grant and has a term of ten years. The per share exercise price of all options granted to our Named Executive Officers represents the fair market value of our common stock on the grant date.

    Amounts described in the following table under the heading "Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term" represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted to their expiration date. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised. No gain to the optionees is possible without an appreciation in stock price, which will benefit all stockholders commensurately.

                                          Individual Grants
                         ---------------------------------------------------
                                                                               Potential Realizable
                                                                                 Value at Assumed
                                           Percent of                            Annual Rates of
                         Number of Shares Total Options                      Stock Price Appreciation
                         of Common Stock   Granted to   Exercise                 for Option Term
                            Underlying    Employees in  Price Per Expiration ------------------------
Name                     Options Granted   Fiscal Year    Share      Date        5%          10%
----                     ---------------- ------------- --------- ---------- ----------- ------------
Douglas J. Greenlaw.....     900,000          45.62%      $9.00    10/13/09  $ 5,094,046 $ 12,909,314
Dean Polnerow...........      40,000           2.03%      $7.50     4/22/09  $   188,668 $    478,123
                             145,000           7.35%      $9.00    10/13/09  $   820,707 $  2,079,834
John P. Jewett..........      50,000           2.53%      $9.00    10/13/09  $   283,003 $    717,184
James M. Canon..........      20,000           1.01%      $7.50     4/22/09  $    94,334 $    239,061
                              50,000           2.53%      $9.00    10/13/09  $   283,003 $    717,184

    For information relating to the acceleration of options granted to the Named Executive Officers, see "Employment Arrangements."

Fiscal Year-End Option Values

    None of our Named Executive Officers exercised stock options in the fiscal year ended December 31, 1999. The following table sets forth information concerning the number and value of unexercised options held by each of our Named Executive Officers on December 31, 1999. There was no public market for our common stock as of December 31, 1999. Accordingly, the fair market value on December 31, 1999 is based on the initial public offering price of $15.00 per share.

                                Number of Shares of
                                   Common Stock          Value of Unexercised
                              Underlying Unexercised         In-the-Money
                                Options at Year End       Options at Year End
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Douglas J. Greenlaw.........         0      900,000    $        0   $5,400,000
Dean Polnerow...............   152,500      282,500    $2,117,500   $2,482,500
John P. Jewett..............    45,000      105,000    $  562,500   $  987,500
James M. Canon..............   120,000      130,000    $1,672,500   $1,267,500

Benefit Plans

 1996 Stock Incentive Plan

    Our 1996 stock incentive plan was adopted by our board of directors and approved by our stockholders in September 1996. The 1996 plan authorizes the issuance of up to 3,000,000 shares of our common stock. As of December 31, 1999, options to purchase an aggregate of 2,944,600 shares of our common stock at a weighted average exercise price of $6.22 per share were outstanding under the 1996 plan. Upon the closing of this offering, no additional grants of stock options or other awards will be made under the 1996 plan.

    Employees who have received options under the 1996 stock incentive plan have the right to exercise such options prior to the time they become vested. Upon such early exercise, the employee receives shares of restricted stock which are subject to the same vesting schedule as the original options.

 1999 Stock Incentive Plan

    Up to 1,875,000 shares of our common stock (subject to adjustment in the event of stock splits and other similar events) may be issued pursuant to awards granted under our 1999 stock incentive plan. Awards may also be granted for an additional number of shares equal to the number of shares which are not actually issued under the 1996 plan. The 1999 plan is intended to replace our 1996 plan. The 1999 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted stock awards and other stock-based awards. The granting of awards under the 1999 plan is discretionary. As of December 31, 1999, options to purchase an aggregate of 7,000 shares of our common stock at a weighted average exercise price of $9.00 per share were outstanding under the 1999 plan.

    Our officers, employees, directors, consultants and advisors and those of our subsidiaries are eligible to receive awards under the 1999 plan. Under present law, however, incentive stock options may only be granted to employees. No participant may receive any award for more than 1,000,000 shares in any calendar year. As of December 31, 1999, approximately 59 persons would have been eligible to receive awards under the 1999 plan, including three executive officers and six non-employee directors.

    Optionees receive the right to purchase a specified number of shares of our common stock at a specified option price and subject to other terms and conditions specified in connection with the option grant. We may grant options at an exercise price less than, equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under
Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of Switchboard. The 1999 plan permits our board of directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a "cashless exercise" through a broker, by surrender to us of shares of common stock, by delivery to us of a promissory note, or by any combination of the permitted forms of payment.

    Our board of directors administers the 1999 plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the 1999 plan to one or more committees of the board of directors. Subject to any applicable limitations contained in the 1999 plan, our board of directors or a committee of the board of directors or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

  . the number of shares of common stock covered by options and the dates upon which options become exercisable;

  .   the exercise price of options;

  .   the duration of options; and

  . the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of the awards, including the conditions for repurchase, issue price and repurchase price.

    In the event of a merger, liquidation or other acquisition event, our board of directors is authorized to provide for outstanding options or other stock-based awards to be assumed or substituted for by the acquiror. If the acquiror refuses to assume or substitute for outstanding options, they will accelerate in part, becoming exercisable with respect to 50% of the unvested portion of the options, prior to consummation of the acquisition event.

    No award may be granted under the 1999 plan after October 2009, but the vesting and effectiveness of awards previously granted may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the 1999 plan, except that no award granted after an amendment of the 1999 plan and designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors shall become exercisable, realizable or vested, to the extent the amendment was required to grant the award, unless and until the amendment is approved by our stockholders.

    Employees who have received options under the 1999 stock incentive plan have the right to exercise such options prior to the time they become vested. Upon such early exercise, the employee receives shares of restricted stock which are subject to the same vesting schedule as the original options.

 1999 Employee Stock Purchase Plan

    Under our 1999 employee stock purchase plan, up to a total of 300,000 shares of our common stock may be issued to participating employees.

    The following employees, including our directors who are employees and employees of any participating subsidiaries, are eligible to participate in the purchase plan:

  . Employees who are customarily employed for more than 20 hours per week and for more than five months per year; and

  . Employees employed for at least three months prior to enrolling in the purchase plan.

    Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock or any subsidiary are not eligible to participate. As of December 31, 1999, approximately 43 of our employees would have been eligible to participate in the purchase plan.

    On the first day of a designated payroll deduction period, or "offering period", we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock as follows: the employee may authorize between 1% to 10% of his or her base pay to be deducted by us from his or her base pay during the offering period. On the last day of this offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option price is an amount equal to 85% of the per share closing price of our common stock on either the first day or the last day of the offering period, whichever is lower. No employee may be granted an option which would allow their rights to purchase our common stock to accrue at a rate which exceeds $25,000 of the fair market value of that stock, determined on the first day of the offering period, for each calendar year in which the option is outstanding. The board of directors will choose the timing and length of offering periods under the purchase plan.

    An employee who is not a participant on the last day of the offering period is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason.

Employment Agreements

 Douglas J. Greenlaw

    In October 1999, we entered into an employment agreement with Douglas J. Greenlaw, our Chief Executive Officer. Mr. Greenlaw will receive an annual base salary of $225,000 and is eligible to receive an annual performance bonus targeted at $75,000, based upon a combination of our performance and Mr. Greenlaw's achievement of individual objectives. In addition, we provide Mr. Greenlaw with executive life insurance at a value equal to five times his base salary. Mr. Greenlaw also received non-qualified options to purchase up to 900,000 shares of our common stock at an exercise price of $9.00 per share which will vest according to the following schedule:

  . 150,000 will vest after each of the first, second, third and fourth years of employment; and

  .   300,000 will vest after the fifth year of employment.

The vesting of the 150,000 shares to vest after each of the third and fourth years of Mr. Greenlaw's employment and the vesting of 200,000 shares to vest after the fifth year of Mr. Greenlaw's employment will accelerate if and when Switchboard achieves a market capitalization for 90 consecutive days of $1.0 billion with respect to the third year options, for 90 consecutive days of $1.5 billion for the fourth year options and for 180 consecutive days of $2.0 billion for the fifth year options. In addition, the vesting of the remaining 100,000 shares to vest after the fifth year of Mr. Greenlaw's employment accelerates upon the completion of this offering.

    If a change in control of Switchboard occurs, the vesting of 50% of any unvested portion of Mr. Greenlaw's options acclerates. One year after a change in control of Switchboard, the vesting of 100% of the then unvested portion of Mr. Greenlaw's options accelerates. If we terminate Mr. Greenlaw's employment within one year of a change in control or if we materially reduce his responsibilities from those in effect immediately prior to a change in control, the vesting of 100% of the then unvested portion of his options accelerates. If we terminate Mr. Greenlaw's employment for any reason, except for cause, Mr. Greenlaw will be entitled to:

  . his base salary and bonus, pro rated for assumed on-target achievement of performance objectives, for six months from the date of termination; and

  .   continued employee benefits coverage for six months.

 Dean Polnerow

    In December 1999, we entered into an employment agreement with Dean Polnerow, our President, under which Mr. Polnerow will receive an annual salary of $165,000 and is eligible to receive an annual performance bonus targeted at $60,000. Mr. Polnerow may earn an additional $35,000 for overachievement of specified goals. In addition, we provide Mr. Polnerow with executive life insurance at a value equal to five times his base salary. The term of Mr. Polnerow's agreement is for one year and renews automatically for successive one year periods unless either party provides 60 days' written notice of its intent not to renew.

    Since January 1997, we have granted options to Mr. Polnerow to purchase up to an aggregate of 435,000 shares of our common stock at a weighted average exercise price of $4.42 per share. Of these options:

  . 250,000 of these options vest over a four-year period of continuous employment, with 25% vesting each year;

  . 40,000 of these options vest over a four-year period of continuous employment, with zero vesting after the first year, 25% vesting after the second year, 25% vesting after the third year and 50% vesting after the fourth year; and

  . 145,000 of these options vest over a five-year period of continuous employment, with 35,000 vesting after the second year, 35,000 vesting after the third year, 50,000 vesting after the fourth year and 25,000 shares vesting after the fifth year; provided, that, the vesting of the 35,000 shares to vest after the second and third years and the 50,000 shares to vest after the fourth year will accelerate if and when Switchboard achieves a market capitalization for 90 consecutive days of $1.0 billion with respect to the second year options, for 90 consecutive days of $1.5 billion with respect to the third year options, and for 180 consecutive days of $2.0 billion with respect to the fourth year options, and the vesting of the 25,000 shares to vest after the fifth year accelerates upon the completion of this offering.

    If Mr. Polnerow remains employed by us for six months after a change in control, or if within six months after a change in control Mr. Polnerow resigns because we have relocated him to an office more than 35 miles from Westboro, Massachusetts or because we have materially reduced his compensation or responsibilities from those in effect immediately prior to the change in control, 50% of any unvested portion of his options accelerates. If we terminate Mr. Polnerow's employment within one year of a change in control of Switchboard other than for cause, the vesting of 100% of the then unvested portion of his options accelerates. If we terminate Mr. Polnerow's employment for any reason, except for cause, or if Mr. Polnerow resigns within 90 days after we relocate Mr. Polnerow to an office more than 35 miles from Westboro, Massachusetts or after we materially reduce his job title and/or overall targeted cash compensation from those in effect at the beginning of his employment agreement, Mr. Polnerow will be entitled to:

  . his base salary and bonus, pro rated for assumed on-target achievement of performance objectives, for six months from the date of termination; and

  .   continued employee benefits coverage for six months.

 John P. Jewett

    In January 2000, we entered into an employment agreement with John P. Jewett, our Vice President, Finance and Administration and Chief Financial Officer, under which Mr. Jewett will receive an annual salary of $125,000 and is eligible to receive an annual performance bonus targeted at $55,000, each as may be adjusted from time to time in the discretion of our board of directors. The term of Mr. Jewett's agreement is for one year and renews automatically for successive one year periods unless either party provides 60 days' written notice of its intent not to renew.

    Since October 1998, we have granted options to Mr. Jewett to purchase up to an aggregate of 150,000 shares of our common stock at a weighted average exercise price of $4.66 per share. Of these options, 100,000 vest over a four-year period, with 25% vesting after each year of employment. 20,000 of these options vested on an accelerated basis in June 1999 upon the achievement of specified objectives. The remaining 50,000 of Mr. Jewett's options vest according to the following schedule:

  . 12,500 of these options will vest after each of the second and third years of continuous employment;

  . 15,000 of these options will vest after the fourth year of continuous employment; and

  . 10,000 of these options will vest after the fifth year of continuous employment.

The vesting of the 12,500 shares to vest after each of the second and third years of continuous employment and the vesting of the 15,000 shares after the fourth year of continuous employment will accelerate if and when Switchboard achieves a market capitalization for 90 consecutive days of $1.0 billion with respect to the second year options, for 90 consecutive days of $1.5 billion with respect to the third year options and for

180 consecutive days of $2.0 billion with respect to the fourth year options. In addition, the vesting of the 10,000 shares to vest after the fifth year of continuous employment accelerates upon the completion of this offering.

    If Mr. Jewett remains employed by us for six months after a change in control, or if within six months after a change in control Mr. Jewett resigns because we have materially reduced his job title and/or overall targeted cash compensation from those in effect immediately prior to the change in control, 50% of any unvested portion of his options accelerate. If we terminate Mr. Jewett's employment for any reason, except for cause, or if Mr. Jewett resigns within 90 days after we materially reduce his job title and/or overall targeted cash compensation from those in effect at the beginning of his employment agreement, Mr. Jewett will be entitled to:

  . his base salary for six months from the date of termination, or, if he obtains employment elsewhere at a lower salary, he will receive the difference in salary for six months; and

  .   continued employee benefits coverage for six months.

 James M. Canon

    In December 1999, we entered into an employment agreement with James M. Canon, our Vice President, Business Development, under which Mr. Canon receives an annual salary of $130,000 and is eligible to receive an annual performance bonus targeted at $32,500. The term of Mr. Canon's agreement is for one year and renews automatically for successive one year periods unless either party provides 60 days' written notice of its intent not to renew.

    Since June 1996, we have granted options to Mr. Canon to purchase up to an aggregate of 250,000 shares of our common stock, at a weighted average exercise price of $3.24 per share. These options vest according to the following schedule:

  . 180,000 vest over a four-year period of continuous employment, with 25% vesting after each year;

  . 20,000 of these options vest over a four-year period of continuous employment, with zero vesting after the first year, 25% vesting after the second year, 25% vesting after the third year and 50% vesting after the fourth year; and

  . 50,000 of these options vest over a five-year period of continuous employment, with 12,500 vesting after the second year, 12,500 vesting after the third year, 15,000 vesting after the fourth year and 10,000 vesting after the fifth year; provided, that, the vesting of the 12,500 shares to vest after the second and third years and the 15,000 shares to vest after the fourth year will accelerate if and when Switchboard achieves a market capitalization for 90 consecutive days of $1.0 billion with respect to the second year options, for 90 consecutive days of $1.5 billion with respect to the third year options, and for 180 consecutive days of $2.0 billion with respect to the fourth year options and the vesting of the 10,000 shares after the fifth year accelerates upon the completion of this offering.

    If Mr. Canon remains employed by us for six months after a change in control, or if within six months after a change in control Mr. Canon resigns because we have relocated him to an office more than 35 miles from Westboro, Massachusetts or because we have materially reduced his compensation or responsibilities from those in effect immediately prior to the change in control, 50% of any unvested portion of his options accelerates. If we terminate Mr. Canon's employment for any reason, except for cause, or if Mr. Canon resigns within 90 days after we relocate Mr. Canon to an office more than 35 miles from Westboro, Massachusetts or after we materially reduce his job title and/or overall targeted cash compensation from those in effect at the beginning of his employment agreement, Mr. Canon will be entitled to:

  . his base salary for six months from the date of termination, or, if he obtains employment elsewhere at a lower salary, he will receive the difference in salary for six months; and

  .   continued employee benefits coverage for six months.

                              CERTAIN TRANSACTIONS

Banyan Worldwide

 Formation and Initial Issuances of Securities

    We were incorporated in April 1996 as a wholly owned subsidiary of Banyan Worldwide. In connection with our formation, we issued ten shares of our common stock to Banyan Worldwide for nominal consideration. In November 1996, we issued 6,999,990 shares of our common stock to Banyan Worldwide, our sole stockholder at the time, in consideration for the transfer by Banyan Worldwide to us of our core technologies and net assets valued at approximately $546,000 and in settlement of advances from Banyan Worldwide of approximately $697,000.

 Secured Convertible Note Facilities

    1997 Note Facility. On August 29, 1997, we entered into a secured convertible note facility with Banyan Worldwide. The facility was initially for $3.0 million, and was increased on February 20, 1998 to $7.0 million and on May 3, 1999 to $10.0 million. Outstanding amounts under the facility bore interest at the applicable federal rate under Section 1274 of the Internal Revenue Code for short-term loans with annual compounding of interest for the month in which a loan was made. The outstanding amount of principal and interest was convertible at the option of Banyan Worldwide into shares of our series C preferred stock at a rate of $4.00 per share at any time. On June 30, 1999, we issued 2,655,916 shares of our series C convertible preferred stock to Banyan Worldwide upon the conversion of principal and interest of $10,623,664 under this note. The dollar amount converted represented all of the principal and interest outstanding as of June 30, 1999, the date on which we first issued our securities to CBS. This conversion was made by Banyan Worldwide to satisfy a condition to completing the transactions with CBS that required Banyan Worldwide to convert all outstanding indebtedness under convertible secured notes. After this conversion, we are no longer able to borrow any amounts under this facility.

    1999 Note Facility. On May 3, 1999, we entered into a second secured convertible note facility with Banyan Worldwide. This facility was subsequently amended and restated in its entirety on January 26, 2000. This facility was originally for $5.0 million. Outstanding amounts bear interest at the applicable federal rate under Section 1274 of the Internal Revenue Code for short-term loans with annual compounding of interest for the month in which such loan is made. The outstanding amount of principal and interest is convertible at the option of Banyan Worldwide into shares of our series D preferred stock at any time prior to this offering. Outstanding amounts are convertible at a rate of $11.00 per share. That conversion rate is subject to adjustment in the event Switchboard sells equity securities or engages in a capital raising transaction, including this offering, or any other transaction material to the Company, based upon the per share fair market value of the series D preferred stock immediately following that transaction, as determined in good faith by Switchboard and Banyan Worldwide. The conversion rate is also subject to adjustment in the event of stock dividends, reclassifications, stock splits and other similar transactions on the series D preferred stock.

    On June 30, 1999, we issued 87,345 shares of our series D preferred stock to Banyan Worldwide upon the conversion by Banyan Worldwide of principal and interest of $655,089 under this note. The dollar amount converted represented an estimate of all of the principal and interest outstanding as of June 30, 1999. As of July 1, 1999, we issued 59,160 additional shares of our series D preferred stock to Banyan Worldwide upon the conversion by Banyan Worldwide of principal and interest of $443,699 under this note. The dollar amount converted represented the actual amount of all of the principal and interest outstanding as of June 30, 1999, after giving effect to the estimate we made on June 30, 1999. This conversion was made by Banyan Worldwide to put Banyan Worldwide and CBS in the equity ownership position they would have been in had the actual amount of outstanding principal and interest at June 30, 1999 been known on June 30, 1999. The conversion rate at the time of these conversions was $7.50 per share.

    This facility remains in place and the maximum remaining amount we may borrow under the facility was approximately $3.9 million, as of December 31, 1999. As of December 31, 1999 there were no amounts outstanding under the facility. Upon the completion of this offering, this facility will automatically terminate in full and any outstanding principal and interest will be converted into shares of our series D preferred stock at the then-applicable conversion rate. Any shares of our Series D preferred stock which are issued will convert automatically into shares of common stock upon completion of this offering.

 Officers and Directors

    Our Chairman of the Board of Directors, William P. Ferry, is Chairman of the Board of Directors, President and Chief Executive Officer of Banyan Worldwide. Our director Robert M. Wadsworth is also a director of Banyan Worldwide. David N. Strohm, another of our directors, served as a director of Banyan Worldwide from 1983 until November 1999. Our director Richard M. Spaulding is Vice President and Chief Financial Officer of Banyan Worldwide.

 Corporate Services Agreements

    We are party to a corporate services agreement with Banyan Worldwide. Under this agreement, we currently pay Banyan Worldwide a fixed monthly fee of approximately $41,000 for facilities, utilities, maintenance and various administrative and other services. These services include:

  .   financial and accounting advice;

  .   human resources advice and routine related services;

  .   payroll advice and routine related services;

  .   treasury, insurance and tax services; and

  . routine data processing, technical support and equipment maintenance services.

    At our request, Banyan Worldwide will also provide us with other services for an additional charge based on Banyan Worldwide's labor costs, including benefits, for the applicable Banyan Worldwide employee performing the services. These services include:

  .   development of data processing systems and programs;

  .   legal support, including patent prosecution;

  .   support in financing and acquisition transactions;

  .   general executive and management services; and

  .   support for contract bidding and other proposals.

In addition, we reimburse Banyan Worldwide for our pro rata share of telephone, photocopying and postage expenses and our pro rata share of Banyan Worldwide's expenses relating to our participation in its employee benefits plans.

    Beginning in November 1999, this corporate services agreement renews annually unless either party terminates the agreement with 90 days' notice to the other. Our total expense to Banyan Worldwide under the corporate services agreement through December 31, 1999 was approximately $1,382,990.

    Upon the completion of this offering, we intend to enter into a new services agreement with Banyan Worldwide which will replace our current services agreement. Under the new services agreement, we will pay Banyan Worldwide an aggregate annual fee of $175,000 in 12 monthly installments, and Banyan Worldwide will provide us with information technology services, including physical infrastructure, workstation and applications support, communications and other consulting services. The agreement will have an initial term of one year.

    In connection with the new services agreement, and also upon completion of this offering, we intend to enter into a new sublease with Banyan Worldwide of our facilities in Westboro, Massachusetts. Under the new sublease, we will pay monthly rent to Banyan Worldwide in the amount of $25,551. The sublease will terminate on December 31, 2002 and we will have the option to extend the term of the sublease to September 30, 2005.

 Indemnification

    Banyan Worldwide is a party to our advertising and promotion agreement with CBS. As part of the advertising and promotion agreement, Banyan Worldwide agreed to indemnify CBS for any breach by us of our representations, warranties or covenants in the agreement. Banyan Worldwide's indemnification obligations with respect to our covenants will expire upon the first to occur of:

  . the first business day after June 30, 2001 when Banyan Worldwide owns or controls less than a majority of our voting power; and

  . the first business day after any person owns or controls more of our voting power than Banyan Worldwide does.

    We have agreed to indemnify Banyan Worldwide for amounts that Banyan Worldwide may be required to pay to CBS pursuant to Banyan Worldwide's indemnification obligations to CBS.

CBS Corporation

 Issuances of Securities

    We have issued the following securities to CBS:

  .   7,468,560 shares of our common stock;

  .   one share of our series E special voting preferred stock; and

  .   warrants to purchase 1,066,937 shares of our common stock.

    The warrants are exercisable from the date of the closing of this offering until the second anniversary of that date at an exercise price of $1.00 per share. The exercise price and number of shares for which the warrants may be exercised are subject to adjustment if we issue shares of our common stock at less than $16.00 per share other than pursuant to the following:

  . the conversion, exchange or exercise of securities that were outstanding on June 30, 1999;

  . a dividend, stock split, split-up or other distribution on shares of common stock which results in an adjustment of the exercise price under the provisions of the warrant addressing recapitalizations, mergers or other such events;

  .   this offering; and

  . any lending or line of credit arrangement with Banyan Worldwide that existed on June 30, 1999.

    In addition, we are permitted to issue at less than $16.00 per share up to 4,000,000 shares of our common stock to our employees, directors, consultants or advisors and up to 100,000 shares of our common stock in connection with future borrowings or financings, or for any other purpose, in each case without adjusting the exercise price of the warrant. The exercise price and the number of shares for which the warrants may be exercised and the $16.00 per share amount referred to in the two prior sentences are also subject to adjustment in the event of a stock split, stock dividend, reverse stock split, capital reorganization or reclassification, consolidation or merger of Switchboard into another corporation or a transfer of our assets.

    The number of shares of common stock and warrants issued to CBS was calculated so that CBS would acquire shares of common stock equaling 35% of our fully diluted common stock and warrants to acquire another 5% of our fully diluted common stock. We made assumptions in determining what our fully diluted capital stock was and agreed to increase the number of shares and warrants issued to CBS if those assumptions turn out to be incorrect. If we issue any shares pursuant to the series B convertible preferred stock purchase warrant originally issued to America Online, which we believe has expired pursuant to its terms, we are required to issue to CBS, within ten business days and for no additional consideration, the additional number of shares of common stock and warrants to purchase common stock that would have been issued to CBS on June 30, 1999 had we included the series B convertible preferred stock warrant in our calculations.

 Voting Rights and Directors

    We issued one share of our series E special voting preferred stock to CBS. This share, which will remain outstanding after this offering, entitles CBS to elect that number of members of our board of directors, rounded down to the nearest whole number, as equals CBS's fully diluted ownership percentage of our securities. Currently, this means that CBS can designate two of our nine director positions. The number of directors determined by this formula may not be less than one at any time when the license agreement is in effect and may not be greater than the maximum number which would constitute a minority of our board of directors. In addition, even if CBS does not own any other of our securities, they are entitled to elect one director so long as the license agreement is in effect. The special voting rights of the series E preferred stock terminate upon the first to occur of:

  . the date on which CBS no longer owns any of our securities and the license agreement is no longer in effect;

  . the date on which a competitor of Switchboard owns more than 30% of the common stock or securities representing more than 30% of the voting power of CBS; and

  . the date on which the share of series E preferred stock is owned by a person other than CBS or an entity controlling, controlled by or under common control with CBS.

    Our directors, Daniel Mason, Executive Vice President of Infinity Broadcasting Corporation, a majority-owned subsidiary of CBS, and Russell I. Pillar, President and Chief Executive Officer of CBS Internet Group, a division of CBS, were elected to our board of directors under the rights of the series E preferred stock described above.

 License Agreement

    On June 30, 1999, we entered into a license agreement with CBS. Under the license agreement, CBS granted us a non-exclusive license to use the "CBS" trademark and "eye" device together with the Switchboard mark to identify, market and promote our Web site. Under the agreement, CBS will retain approval rights over the use and presentation of its trademarks. For example:

  . our use of the CBS trademarks must conform to CBS's guidelines, which may be changed from time to time by CBS;

  . each use of the CBS trademarks in connection with our marketing or promotional materials requires obtaining CBS's prior written approval; and

  . CBS may require us to remove from our Web site any content that CBS determines conflicts with, or interferes with or is detrimental to CBS's interests, reputation or business or which might subject CBS to legal liability or regulatory action.

    The license agreement also places restrictions on our rights to accept advertising from competitors of CBS.

    During the term of the license agreement, CBS may not license the CBS trademarks in connection with naming or promoting in the United States any Internet site that has as its primary function and theme the delivery of directory information for residential listings, business listings, email addresses or Web sites. This restriction does not apply to:

  .   any activity conducted by CBS as of June 30, 1999;

  . any activity conducted by CBS television or radio affiliates that are not CBS owned or operated;

  . any Internet services or Web sites in which CBS had an equity interest as of June 30, 1999; and

  . the use of any CBS trademarks to identify CBS as the source of any content.

    The license agreement expires on June 30, 2009. CBS may terminate the agreement before the end of its term if:

  .   we breach any material term of the license agreement;

  . we or Banyan Worldwide breach any material term of the advertising and promotion agreement, the common stock and warrant purchase agreement, the right of first refusal agreement, the stockholders' voting agreement, or the registration rights agreement that we entered into with CBS;

  . we become insolvent or commence or become subject to bankruptcy or similar proceedings;

  . we issue to a CBS competitor or assist a CBS competitor in acquiring 9% or more of our common stock or total voting power; or

  . any CBS competitor owns or controls 15% or more of our common stock or total voting power.

    In the event of a breach by CBS of a material term of the license agreement or the advertising and promotion agreement, we may terminate the license agreement. If we so terminate the license agreement, CBS will pay us $3.5 million for each year that was remaining under the term of the agreement, pro rated for any partial year.

    The agreement provides for the joint ownership of domain names for the Switchboard Web site featuring both the "CBS" and "Switchboard" trademarks and contains provisions governing the use of those domain names following any termination or expiration of the license agreement.

 Advertising and Promotion Agreement

    On June 30, 1999, we entered into an advertising and promotion agreement with CBS. Over the term of the advertising and promotion agreement, CBS will arrange for the placement of up to $95.0 million worth of advertising and promotion of our Web site.

    CBS's advertising and promotion commitment is divided into seven one-year periods during the term of the agreement. CBS's commitment during the first three years of the agreement is $13.0 million per year and during the last four years of the agreement is $14.0 million per year. We may carry forward to a subsequent period up to 35% of the advertising value to which we are entitled during any one-year period. However, CBS is not obligated to provide advertising value aggregating more than $18.9 million during any one-year period. The value of advertising and promotion services provided by CBS is generally determined by reference to the average price paid by others to CBS for comparable advertising and promotion.

    All our advertising is subject to CBS's advertising guidelines and preemption policies and CBS is not required to make any ad placements if the exigencies of time or contractual obligations prevent or restrict CBS from doing so. CBS may suspend advertising for us:

  . if at any time in the future a claim arises regarding our right to use the Switchboard trademark; or

  . in the event our Web site is not operational for a 48-hour period, until it becomes operational again consistent with operations prior to the disruption.

    Under the agreement, CBS has the right to sell advertising on our Web site and co-branded Web pages. We will pay CBS a commission for any sales by CBS.

    In addition, CBS has agreed to place links to our Web site on CBS controlled Web sites and to use good faith efforts to obtain similar links on other Web sites in which CBS has a non-controlling interest. We will pay CBS a percentage of net revenue derived from Web pages displayed through those links which include both CBS and Switchboard trademarks. We and CBS have also agreed to work together in good faith during the term of the agreement to identify other opportunities to integrate our directory features into CBS's Web sites and to integrate local content from CBS's Web site into our Web site.

    The advertising and promotion agreement expires on June 30, 2006. CBS may terminate the agreement before the end of its term if:

  . we or Banyan Worldwide breach any material term of the advertising and promotion agreement, the license agreement, the common stock and warrant purchase agreement, the right of first refusal agreement, the stockholders' voting agreement, or the registration rights agreement that we entered into with CBS;

  . we become insolvent or commence or become subject to bankruptcy or similar proceedings;

  . we issue to a CBS competitor or assist a CBS competitor in acquiring 9% or more of our common stock or total voting power;

  . any CBS competitor owns or controls 15% or more of our common stock or total voting power;

  . we discontinue using the "Switchboard" trademark and fail to establish a substitute mark acceptable to CBS;

  .   our license agreement with CBS is terminated or expires; or

  .   our Web site ceases to operate for specified periods of time.

    In the event of a breach by CBS of a material term of the advertising and promotion agreement or the license agreement that is not cured within 30 days after receipt of our notice, we may terminate the advertising and promotion agreement. If we so terminate the advertising and promotion agreement, CBS's obligation to provide advertising and promotion would continue unless CBS elects to pay us, over the remaining scheduled term of the agreement or in a lump sum payment, the present value cash equivalent of the difference between $95.0 million and the value of advertising and promotion already provided to us.

    The advertising and promotion agreement also provides that, if a CBS competitor acquires a 30% or more interest in Banyan Worldwide or all or substantially all of Banyan Worldwide's assets at a time when Banyan Worldwide owns 10% or more of our common stock, then CBS has the right to purchase Banyan Worldwide's shares of our capital stock or require that those shares be transferred to an independent trustee for sale to a third party. If CBS were to exercise this right, a change of control of Switchboard may occur.

    We have agreed with CBS that we will use our reasonable best efforts to adhere to performance standards for our Web site, including to:

  . maintain availability of our Web site seven days a week, 24 hours a day, other than during periods of scheduled maintenance;

  . maintain 97% uptime over a 12 month period for our Web site and the co-branded interfaces we display to users, barring events that are beyond our control;

  . maintain competitive standards of quality and ease of use with those offered by other leading Internet-based directory services; and

  . achieve specified response times to user inquiries.

 Common Stock and Warrant Purchase Agreement and Other Equity Agreements

    The common stock, series E preferred stock and warrants described above were issued to CBS pursuant to a purchase agreement dated June 1, 1999. We and Banyan Worldwide indemnify CBS for breaches of representations and warranties under the purchase agreement.

    On June 30, 1999, we entered into a series of equity-related agreements with CBS:

  . Right of First Refusal Agreement. This agreement restricts CBS's right to transfer its shares of our common stock. Under this agreement:

    . prior to the first anniversary of this offering, if CBS wishes to sell any of its shares of our common stock it must first offer them to us and then to Banyan Worldwide; and

    . prior to June 30, 2001, if the license agreement or the advertising and promotion agreement has terminated for any reason and CBS wishes to sell any of its shares of our common stock, we have a right of first refusal to buy those shares on the same terms that a third party identified by CBS has offered to buy the shares and Banyan Worldwide has a right of first refusal if we do not first exercise our right.

  . Participation Agreement. Under this agreement we agreed to use our reasonable best efforts to issue and sell to CBS and Banyan Worldwide, simultaneously with the closing of this offering, additional shares of our common stock so that each of CBS and Banyan Worldwide could own 37.5% of our common stock on a fully diluted basis after the offering. In December 1999, we entered into an agreement with Banyan Worldwide and CBS terminating this agreement.

  . Stockholders' Voting Agreement. Under this agreement CBS has agreed to vote all of its shares of our common stock to elect to our board of directors a number of persons designated by Banyan Worldwide as would represent a majority of our board of directors. This agreement terminates on the first to occur of:

    .   July 2, 2001;

    . the date on which CBS has required Banyan Worldwide to transfer its shares of our common stock to a trustee pursuant to the mandatory transfer provisions contained in the advertising and promotion agreement; and

    . the first business day after any person beneficially owns or controls more of our voting power than Banyan Worldwide does.

    CBS has agreed that any transfer by it of shares of our common stock will require the person receiving the shares to be bound by this agreement, except that CBS may transfer shares free of the obligations imposed by this agreement if, after giving effect to such transfer, CBS would continue to own shares subject to this agreement that represent at least 25% of our outstanding common stock. Banyan Worldwide has agreed, during the term of this agreement, to retain shares of our common stock that represent at least 25% of our outstanding common stock.

  . Registration Rights Agreement. Under this agreement, we granted demand and incidental registration rights to CBS. The demand registration rights, which allow CBS to require us to file a registration statement on their behalf, may be exercised beginning after the first anniversary of the closing of this offering. The incidental registration rights, which allow CBS to include shares in registration statements we file on our own initiative or at the request of other stockholders, are effective following the closing of this offering.

 Financial Reporting Agreement

    On January 28, 2000, we entered into a financial reporting agreement with Banyan Worldwide and CBS pursuant to which we agreed to provide Banyan Worldwide and CBS with financial information to enable them to comply with financial reporting requirements relating to their investments in Switchboard. We also agreed to provide Banyan Worldwide and CBS projections of our financial information, if requested in order to estimate consolidated financial information or for tax planning or other similar planning purposes.

Other Transactions and Relationships

 Issuances of Securities

    In November 1996, we issued to each of America Online, Inc. and Digital City Inc. 375,000 shares of our series A preferred stock at a purchase price of $4.00 per share. In addition, we issued to each of America Online and Digital City a warrant to purchase shares of our series B preferred stock equal to 3.75% of our capital stock on the date of exercise, on a fully diluted basis. The per share exercise price of the warrants is equal to $60.0 million divided by the number of fully diluted shares of our capital stock on the date of exercise, and is subject to appropriate adjustment upon the occurrence of any stock split, stock dividend, reorganization, recapitalization, reclassification, merger or other similar event. Digital City's warrant to purchase shares of our series B preferred stock expired prior to the exercise of any shares under the warrant. We believe that America Online's warrant to purchase shares of our series B preferred stock has also expired pursuant to its terms prior to the exercise of the warrant to purchase any shares. See "Risk Factors--Risks Relating to this Offering--We may become subject to an equity ownership claim from America Online which, if successful, would result in substantial additional dilution to investors in this offering."

 Business Agreements

    In November 1996, in connection with our securities issuances to America Online and Digital City described above, we entered into an agreement with America Online and Digital City under which America Online agreed to integrate Switchboard into its interactive services, and we granted America Online and Digital City exclusive sales licenses for specified types of advertisements on our Web site.

    The November 1996 agreement was replaced by two agreements entered into between us and America Online in December 1997:

  . an interactive yellow pages marketing agreement under which America Online agreed to promote and distribute our yellow pages directory services; and

  . an interactive white pages marketing agreement under which America Online agreed to promote and distribute our white pages directory services.

    The yellow pages agreement terminated in December 1998, and the white pages agreement terminated in November 1998. Since November 1996, we have received an aggregate of approximately $810,000 in license and advertising fees from America Online and paid America Online an aggregate of approximately $3.0 million in revenue share, carriage fees and sales commissions.

    Since January 1, 1998, we and Digital City have conducted local advertising sales and distribution activities. Under both the November 1996 agreement described above, and those local advertising activities, we have received an aggregate of approximately $506,000 in license and advertising fees from Digital City, and paid to Digital City an aggregate of approximately $72,000.

    In December 1998, we agreed to resolve a number of outstanding intercompany balances between us and America Online and Digital City under our prior agreements, resulting in a net payment by us in March 1999 to America Online of $423,000. In addition, we agreed to provide America Online with 100 million impressions on our Web site over a two year term, and America Online granted us the right to receive up to $200,000 in advertising on America Online properties over a two year term. If we do not receive the full $200,000 in advertising during that term, America Online agreed to pay us the difference between $200,000 and the value of the advertising we actually received. In connection with these transactions, we amended a number of the rights of America Online and Digital City as preferred stockholders and pursuant to their investment agreements with Switchboard, Banyan Worldwide and Continuum Software, Inc. We also granted to America Online and its affiliates a royalty-free nonexclusive license to any service or product of America Online which is covered by any claim of specified patents owned by Switchboard.

 Investor Rights Agreements

    In connection with our issuances of securities to America Online, Digital City and Banyan Worldwide we granted to America Online, Digital City and Banyan Worldwide demand and incidental registration rights and a right of first refusal on future issuances of securities by Switchboard. This right of first refusal was later terminated in March 1999. Banyan Worldwide, America Online and Digital City also agreed to grant rights of first refusal and co-sale rights on transfers of their shares. These agreements have been amended from time to time, including to add parties. These agreements, as amended to date, will provide for registration rights after the offering. See "Description of Capital Stock--Registration Rights."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 1999, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

  . each person or entity we know to own beneficially more than 5% of our common stock;

  .   each of our directors;

  .   each of the Named Executive Officers; and

  .   all directors and executive officers as a group.

    Except as indicated below, none of these persons or entities has a relationship with us or, to our knowledge, any of the underwriters or their respective affiliates. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares voting and/or investment power with his or her spouse, with respect to all shares of capital stock listed as owned by that person or entity. The address of each of our employees, officers and directors is c/o Switchboard Incorporated, 115 Flanders Road, Westboro, Massachusetts 01581.

    The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission and assumes the underwriters do not exercise their over-allotment option. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares as to which the individual has the right to acquire beneficial ownership within 60 days after December 31, 1999 through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

                         Shares Beneficially Owned     Shares Beneficially Owned
                           Prior to the Offering          After the Offering
                         ----------------------------- -----------------------------
Name and Address            Number         Percent        Number         Percent
----------------         --------------- ------------- --------------- -------------
5% Stockholders
Banyan Worldwide (1)....       9,802,421        53.8%        9,802,421        41.3%
 120 Flanders Road
 Westboro, MA 01581
CBS Corporation (2).....       7,468,561        41.0%        8,535,498        34.4%
 51 West 52nd Street
 New York, NY 10019
Directors and Named
  Executive Officers
Douglas J. Greenlaw
(3).....................               0           *           100,000           *
Dean Polnerow (4).......         152,500           *           177,500           *
John P. Jewett (5)......          45,000           *            55,000           *
James M. Canon (6)......         120,000           *           130,000           *
William P. Ferry........               0           *                 0           *
Daniel R. Mason.........               0           *                 0           *
Russell I. Pillar.......               0           *                 0           *
Richard M. Spaulding
  (7)...................           3,750           *             3,750           *
David N. Strohm.........               0           *                 0           *
Robert M. Wadsworth.....               0           *                 0           *
All directors and
  executive officers as
  a group
  (10 persons) (8)......         321,250         1.7%          466,250         1.9%

--------
 *  Less than 1%

(1) The number of shares Banyan Worldwide beneficially owns prior to this offering includes 2,655,916 and 146,505 shares of common stock issuable upon the conversion of 2,655,916 shares of series C preferred stock and 146,505 shares of series D preferred stock. All shares of our capital stock owned by Banyan Worldwide have been pledged to Foothill Capital Corporation in connection with a Loan and Security Agreement dated September 4, 1997. The number of shares does not include shares owned by CBS which CBS has agreed to vote in favor of Banyan's designees in elections for our board of directors.

(2) The number of shares CBS beneficially owns prior to this offering includes one share of common stock issuable upon the conversion of one outstanding share of series E special voting preferred stock. The number of shares CBS beneficially owns after this offering includes 1,066,937 shares of common stock issuable upon the exercise of a warrant, which becomes exercisable upon the closing of this offering, and one share of common stock issuable upon the conversion of one outstanding share of series E special voting preferred stock.

(3) The number of shares Douglas J. Greenlaw beneficially owns after this offering consists of 100,000 shares of common stock issuable upon the exercise of stock options which vest upon the completion of this offering.

(4) The number of shares Dean Polnerow beneficially owns prior to and after this offering includes 152,500 shares of common stock issuable upon the exercise of stock options which were exercisable as of December 31, 1999. The number of shares Mr. Polnerow beneficially owns after this offering includes 25,000 shares of common stock issuable upon the exercise of stock options which vest upon the completion of this offering.

(5) The number of shares John P. Jewett beneficially owns prior to and after this offering includes 45,000 shares of common stock issuable upon the exercise of stock options which were exercisable as of December 31, 1999. The number of shares Mr. Jewett beneficially owns after this offering includes 10,000 shares of common stock issuable upon the exercise of stock options which vest upon the completion of this offering.

(6) The number of shares James M. Canon beneficially owns prior to and after this offering includes 120,000 shares of common stock issuable upon the exercise of stock options which were exercisable as of December 31, 1999. The number of shares Mr. Canon beneficially owns after this offering includes 10,000 shares of common stock issuable upon the exercise of stock options which vest upon the completion of this offering.

(7) The number of shares Richard M. Spaulding beneficially owns prior to and after this offering consists of 2,500 shares of common stock issuable upon the exercise of stock options which were exercisable as of December 31, 1999 and 1,250 shares which will vest within 60 days after December 31, 1999.

(8) The number of shares beneficially owned prior to this offering consists of 320,000 shares of common stock issuable upon the exercise of stock options which were exercisable as of December 31, 1999 and 1,250 shares which will vest within 60 days after December 31, 1999. The number of shares beneficially owned after this offering includes a total of 145,000 shares of common stock issuable upon the exercise of stock options which vest upon the completion of this offering.

                          DESCRIPTION OF CAPITAL STOCK

    We are authorized to issue 85,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 1999, we had outstanding 18,216,355 shares of common stock held by 21 stockholders of record, options to purchase an aggregate of 2,951,600 shares of our common stock, warrants to purchase 1,751,937 shares of our common stock and one share of series E special voting preferred stock.

    The following summary of provisions of our common stock, preferred stock, certificate of incorporation and by-laws is not intended to be complete. It is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws included as exhibits to the registration statement of which this prospectus is a part. See "Where Can You Find More Information."

Common Stock

    Under our certificate of incorporation, holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, other than those directors who may be elected by the holder of our series E special voting preferred stock. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Common Stock Warrants

    On December 31, 1997, we issued to Continuum Software Inc. a warrant to purchase 300,000 shares of our common stock. The warrant is exercisable, in whole or in part, until the earlier of December 31, 2000 or the termination of a technology development and marketing agreement between Switchboard and Continuum. The exercise price is $2.00 per share. This exercise price is subject to appropriate adjustment upon the occurrence of any stock split, stock dividend, reorganization, recapitalization, reclassification, merger or other similar event.

    On March 31, 1999, we issued warrants to purchase an aggregate of 385,000 shares of our common stock. Warrants were issued in connection with a co-branded Web site and linking agreement among Switchboard and the warrant holders. The warrants are exercisable, in whole or in part, until the later of March 31, 2002 or until the date one year subsequent to the effective date of the termination of the co-branded Web site and linking agreement. The exercise price is $8.00 per share. This exercise price is subject to appropriate adjustment upon the occurrence of any stock split, stock dividend, reorganization, recapitalization, reclassification, merger or other similar event.

    We have issued to CBS warrants to purchase 1,066,937 shares of our common stock. A description of these warrants appears above under the heading "Certain Transactions--CBS Corporation--Issuances of Securities."

Preferred Stock

  Series E Special Voting Preferred Stock

    Under our certificate of incorporation, our board of directors is authorized to issue one share of our series E special voting preferred stock. On June 30, 1999 that share was issued to CBS.

    Other than the special voting rights described in the next paragraph, the series E share has the rights, preferences, powers, privileges and restrictions of one share of our common stock. The series E preferred stock is junior to any other series of preferred stock we may issue with respect to redemption rights and the right to receive dividends or amounts distributable upon our liquidation, dissolution or winding up.

    The series E share entitles CBS to elect that number of directors to our board of directors, rounded down, which equals CBS's fully diluted percentage ownership of us, up to a maximum of the number of directors which would constitute a minority of the authorized number of members of the board. If CBS's ownership percentage is zero, it may still elect one director, so long as the license agreement which we entered into with CBS on June 30, 1999 remains in effect.

    CBS's right to elect directors will terminate upon the first to occur of:

  . the date on which CBS no longer owns any of our securities and the license agreement is no longer in effect;

  . the date on which a competitor of Switchboard owns more than 30% of the common stock or securities representing more than 30% of the voting power of CBS; and

  . the date on which the series E share is owned by a person other than CBS or an entity controlling, controlled by or under common control with CBS.

Upon the termination of CBS's special voting right, the series E share will automatically convert into one share of common stock. Upon written request at any time prior to the termination of this voting right, CBS may convert its series E share to one share of common stock.

  Blank Check Preferred Stock

    Under our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

    The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. Besides our one outstanding share of series E special voting preferred, we have no present plans to issue any shares of preferred stock.

Delaware Law and Charter and By-Law Provisions

    We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's voting stock.

    Our certificate of incorporation divides our board of directors, other than directors elected by the holder of the series E share, into three classes serving staggered three-year terms. In addition, our certificate of incorporation provides that, after July 2, 2001, or, if earlier, the expiration or termination of the stockholders' voting agreement among CBS, Banyan Worldwide and Switchboard, directors may be removed only for cause by the affirmative vote of at least 75% of our shares of capital stock entitled to vote. Except for series E directors, any vacancy on our board of directors may only be filled by vote of a majority of our directors then in office, or by a sole remaining director. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire or discourage a third party from acquiring, control of us.

    Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation further provides that special meetings of the stockholders may only be called by our chairman of the board, chief executive officer or board of directors. Under our by-laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with advance notice requirements. These provisions could have the effect of delaying, until the next stockholders' meeting, stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

    The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

    Our certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty as a director, except in some circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Registration Rights

    After this offering, the holders of approximately 19,387,918 shares of common stock, including shares which the holders have rights to acquire, have the right to cause us to register their shares of common stock for public sale pursuant to various registration rights agreements as follows:

 Demand Registration Rights

  . CBS holds 8,535,497 shares of our common stock, including shares which CBS has rights to acquire, and may request, in writing on up to two occasions, any time after the first anniversary of the closing of this offering, that we register shares having an aggregate value of at least $10.0 million. Our obligation to register these shares terminates five years after the closing of this offering.

  . America Online and Digital City together hold 750,000 shares of common stock and may request in writing any time after the date six months after the closing of this offering but prior to the time we become eligible to file a registration statement on Form S-3, that we register their registrable shares by filing a registration statement on Form S-
      1. Banyan Worldwide may include in this registration up to 2,802,421 shares of our common stock. Our obligation to register these shares terminates five years after the closing of this offering.

  . America Online and Digital City may also request in writing any time after we become eligible to file a registration statement on Form S-3, that we register their shares by filing a registration statement on Form S-3. Banyan Worldwide may include in this registration up to 2,802,421 shares of our common stock. Our obligation to register these shares terminates five years after the closing of this offering.

  . Upon the completion of this offering, we intend to enter into an agreement with Banyan Worldwide under which Banyan Worldwide may, with respect solely to its 7,000,000 shares of our common stock originally issued as common stock and not upon conversion of preferred stock, request on one occasion per year beginning one year after the date of this prospectus, that we register shares having an aggregate value of at least $10.0 million by filing a registration statement on Form S-3. Our obligation to register shares under this proposed agreement would terminate five years after the closing of this offering.

 Under the terms of the registration rights agreement with America Online and Digital City, we are not required to effect more than one registration on Form S-1 and in the aggregate, not more than two registrations on Forms S-1 and S-3.

 Incidental Registration Rights

    If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the remaining holders of 19,387,918 registrable shares of common stock and rights to acquire common stock, are entitled to notice of and to include shares of common stock in the registration. We are required to use our best efforts to effect that registration. The holders of these incidental rights are as follows:

  . CBS holds 7,468,560 registrable shares of our common stock and the right to purchase 1,066,937 registrable shares pursuant to a warrant;

  . America Online and Digital City Inc. together hold 750,000 registrable shares of our common stock;

  . Banyan Worldwide holds 9,802,421 registrable shares of our common stock; and

  . one other stockholder holds the right to purchase 300,000 registrable shares pursuant to a warrant.

    All of the demand and incidental registration rights are subject to various conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in a registration and our right not to effect a requested registration within six months after the effective date of any other registration statement.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is Equiserve.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Before this offering, there has been no public market for our securities. After we complete this offering, based upon the number of shares outstanding at December 31, 1999, there will be 23,716,355 shares of our common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants to purchase common stock). Of these outstanding shares, the 5,500,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our "affiliates", as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

Sales of Restricted Shares

    The remaining 18,216,355 shares of common stock outstanding after this offering are deemed "restricted securities" under Rule 144.

    All of these shares are subject to lock-up arrangements which expire 180 days after the date of this prospectus. Upon expiration of the 180-day lock-up period, all of these shares will be eligible for sale in the public market subject to the provisions of Rule 144 or Rule 701 under the Securities Act.

    Holders of our securities, including all of our directors and executive officers, who in the aggregate hold:

  . 18,216,355 shares of our common stock of record;

  .   options to purchase 2,951,600 shares of our common stock;

  .   warrants to purchase 1,751,937 shares of our common stock; and

  . one share of our series E preferred stock which is convertible into one share of our common stock on the date of this prospectus, have agreed that, for a period of 180 days after the date of this prospectus, they will not sell, contract to sell or otherwise dispose of any shares of our common stock, or any shares convertible into or exchangeable for shares of our common stock, owned directly by them or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc., acting on behalf of the representatives of the underwriters.

    In general, under Rule 144 a stockholder, including one of our affiliates, who has beneficially owned his or her restricted securities for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock (approximately 237,164 shares immediately after this offering) or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale was filed under Rule 144, provided requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, a stockholder that is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares immediately under Rule 144(k) without compliance with the above described requirements under Rule 144.

    Securities issued in reliance on Rule 701 (such as shares of our common stock acquired pursuant to the exercise of options granted under our stock plans) are also restricted securities and, beginning 90 days after the date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Stock Options

    We intend to file registration statements on Form S-8 under the Securities Act to register an aggregate of approximately 5,020,000 shares of common stock issuable under the 1996 plan, the 1999 plan and the employee stock purchase plan. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements noted above, if applicable.

Effect of Sales of Shares

    Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., J.P. Morgan Securities Inc., The Robinson-Humphrey Company, LLC and SoundView Technology Group, Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.


                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
   FleetBoston Robertson Stephens Inc.  .............................  2,280,000
   J.P. Morgan Securities Inc. ......................................  1,560,000
   The Robinson-Humphrey Company, LLC................................    480,000
   SoundView Technology Group, Inc. .................................    480,000
   CIBC World Markets Corp. .........................................    100,000
   Burnham Securities Inc. ..........................................    100,000
   E*OFFERING Corp. .................................................    100,000
   Fidelity Capital Markets Company..................................    100,000
   Josephthal & Co. Inc. ............................................    100,000
   Needham & Company, Inc. ..........................................    100,000
   Edgar M. Norris & Co. Inc. .......................................    100,000
                                                                       ---------
     Total...........................................................  5,500,000
                                                                       =========

    The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price located on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $0.63 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction in this price will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them of the common stock and subject to their right to reject any order in whole or in part.

    Prior to this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus has been determined through negotiations among the representatives and us. Among the factors considered in those negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

    The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

 Over-Allotment Option

    We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 825,000 additional shares of common stock, to cover over-allotments, if any, at the public offering price less the underwriting discount located on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the 825,000 additional shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage of these additional shares as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold.

We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

    The following table summarizes the compensation to be paid to the underwriters by us:

                                                                 Total
                                                         ---------------------
                                                          Without      With
                                                           Over-      Over-
                                                    Per  allotment  allotment
                                                   Share   Option     Option
                                                   ----- ---------- ----------
   Underwriting Discounts and Commissions payable
     by Switchboard..............................  $1.05 $5,775,000 $6,641,250

    We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $2,000,000.

 Indemnity

    The underwriting agreement contains covenants of indemnity among the underwriters and us against some civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

 Lock-Up Agreements

    Each executive officer and director of Switchboard and substantially all other holders of our securities have agreed during the period of 180 days after the effective date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

    In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to limited exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

 Listing

    Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "SWBD."

 Stabilization

    The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by that underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

 Directed Share Program

    The underwriters have reserved up to ten percent of the common stock to be issued by us and offered for sale in this offering, at the initial public offering price, to directors, officers, employees, business associates and persons otherwise connected to Switchboard. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering.

 Other

    A prospectus in electronic format is being made available on an Internet Web site maintained by Wit Capital Corporation, an affiliate of SoundView Technology Group, Inc. In addition, other dealers purchasing shares from SoundView Technology Group, Inc. in this offering have agreed to make a prospectus in electronic format available on Web sites maintained by each of these dealers. Other than the prospectus in electronic format, the information on Wit Capital Corporation's Web site and any information contained on any other Web site maintained by any dealer is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

                            VALIDITY OF COMMON STOCK

    The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts, will pass upon legal matters in connection with this offering for the underwriters.

                                    EXPERTS

    The financial statements as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 included in this prospectus and the registration statement of which this prospectus is a part have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock being offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete. You should refer to the exhibits attached to the registration statement for copies of material contracts, agreements or other documents referred to in this prospectus. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

    You can read our SEC filings, including the registration statement, over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's following locations:

  .   Public Reference Room at 450 Fifth Street, N.W., Washington, D.C.
      20549;

  . New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and

  . Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

    You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                            SWITCHBOARD INCORPORATED

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Accountants........................................ F-2
Balance Sheets as of December 31, 1998 and 1999.......................... F-3
Statements of Operations for the years ended December 31, 1997, 1998 and
  1999................................................................... F-4
Statements of Stockholders' Deficit for the years ended December 31,
  1997, 1998 and 1999.................................................... F-5
Statements of Cash Flows for the years ended December 31, 1997, 1998 and
  1999................................................................... F-6
Notes to Financial Statements............................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Switchboard Incorporated:

    In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of Switchboard Incorporated at December 31, 1998 and 1999 and the results of its operations and its cash flows for the years ended December 31, 1997, 1998 and 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Switchboard's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
January 14, 2000 except
  for paragraph 2 of
  Note F and Note P
  for which the date is
  February 4, 2000

                            SWITCHBOARD INCORPORATED

                                 BALANCE SHEETS

                                              December 31,          Pro Forma
                                        -------------------------  December 31,
                                           1998          1999          1999
                                        -----------  ------------  ------------
                                                                     (Note B)
                                                                   (unaudited)
                ASSETS
 Current assets:
  Cash and cash equivalents...........  $   386,590  $  3,604,551  $  3,604,551
  Accounts receivable, net of
    allowance for doubtful accounts of
    $300,000 at December 31, 1998, and
    $162,183 at December 31, 1999
    actual and pro forma (unaudited)..    2,390,045     3,060,249     3,060,249
  Other current assets................       10,360       477,876       477,876
  Investment..........................           --     2,630,850     2,630,850
                                        -----------  ------------  ------------
      Total current assets............    2,786,995     9,773,526     9,773,526
 Property and equipment, net..........      638,301     1,202,578     1,202,578
 Other assets, net....................      139,779     1,219,274     1,219,274
                                        -----------  ------------  ------------
      Total assets....................  $ 3,565,075  $ 12,195,378  $ 12,195,378
                                        ===========  ============  ============
 LIABILITIES AND STOCKHOLDERS' EQUITY
                (DEFICIT)
 Current liabilities:
  Accounts payable....................       25,007       775,202       775,202
  Accrued expenses....................    1,363,960     2,739,665     2,739,665
  Deferred revenue....................      449,236     1,349,145     1,349,145
  Note payable, current portion.......      500,000       600,000       600,000
                                        -----------  ------------  ------------
      Total current liabilities.......    2,338,203     5,464,012     5,464,012
 Note payable.........................      600,000            --            --
 Convertible promissory notes --
   related party......................    7,000,000            --            --
 Commitments and contingencies (Notes
   J and M)
 Redeemable convertible preferred
   stock, $0.01 par value;
   7,750,000 shares designated;
   750,000 shares issued and
   outstanding at December 31, 1998,
   and 3,552,421 and no shares issued
   and outstanding at December 31,
   1999 actual and pro forma
   (unaudited), respectively
   (liquidation value $16,319,570 at
   December 31, 1999).................    3,658,386    16,319,570            --
 Due to parent........................    1,387,145            --            --
 Stockholders' equity (deficit):
  Preferred Stock, $0.01 par value;
    2,249,999 shares authorized and
    undesignated at December 31, 1999
    actual, none issued and
    outstanding actual; 4,999,999
    shares authorized and undesignated
    at December 31, 1999 pro forma,
    none issued and outstanding pro
    forma (unaudited).................           --            --            --
  Series E Special Voting Preferred
    Stock; one share authorized and
    designated; one share issued and
    outstanding at December 31, 1999
    actual and pro forma (unaudited)..           --            --            --
  Common stock, $0.01 par value;
    30,000,000 shares authorized
    actual and 85,000,000 shares
    authorized pro forma (unaudited);
    7,013,250 shares issued and
    outstanding at December 31, 1998,
    and 14,663,934 and 18,216,355
    shares issued and outstanding at
    December 31, 1999 actual and pro
    forma (unaudited), respectively...       70,133       146,640       182,163
  Additional paid-in capital..........      720,902    75,666,634    91,950,681
  Contribution receivable.............           --   (66,242,838)  (66,242,838)
  Accumulated other comprehensive
    income............................           --     1,855,950     1,855,950
  Accumulated deficit.................  (12,209,694)  (21,014,590)  (21,014,590)
                                        -----------  ------------  ------------
      Total stockholders' equity
        (deficit).....................  (11,418,659)   (9,588,204)    6,731,366
                                        -----------  ------------  ------------
       Total liabilities and
         stockholders' equity
         (deficit)....................  $ 3,565,075  $ 12,195,378  $ 12,195,378
                                        ===========  ============  ============

    The accompanying notes are an integral part of the financial statements.

                            SWITCHBOARD INCORPORATED

                            STATEMENTS OF OPERATIONS

                                                    Years Ended
                                                    December 31,
                                       ----------------------------------------
                                           1997          1998          1999
                                       ------------  ------------  ------------
Revenue..............................  $    650,037  $  6,536,024  $  8,303,610
Cost of revenue......................       793,157     1,307,208     1,969,823
                                       ------------  ------------  ------------
     Gross profit....................      (143,120)    5,228,816     6,333,787
Operating expenses:
 Sales and marketing.................     2,306,603     5,871,561    11,236,756
 Product development.................     2,107,589     3,188,215     1,922,915
 General and administrative..........       776,272     1,129,829     1,829,999
                                       ------------  ------------  ------------
     Total operating expenses........     5,190,464    10,189,605    14,989,670
                                       ------------  ------------  ------------
Loss from operations.................    (5,333,584)   (4,960,789)   (8,655,883)
Interest income (expense), net.......         4,172      (404,273)     (149,013)
                                       ------------  ------------  ------------
Net loss.............................    (5,329,412)   (5,365,062)   (8,804,896)
                                       ------------  ------------  ------------
Accrued dividends for preferred
  stockholders.......................       307,500       292,500       938,732
                                       ------------  ------------  ------------
Net loss attributable to common
  stockholders.......................  $ (5,636,912) $ (5,657,562) $ (9,743,628)
                                       ============  ============  ============
Basic and diluted net loss per
  share..............................  $      (0.81) $      (0.81) $      (0.89)
                                       ============  ============  ============
Shares used in computing basic and
  diluted net loss per share.........     7,000,000     7,011,471    10,914,944
Unaudited pro forma basic and diluted
  net loss per share.................                              $      (0.67)
                                                                   ============
Shares used in computing unaudited
  pro forma basic and diluted net
  loss per share.....................                                13,077,911



    The accompanying notes are an integral part of the financial statements.

                            SWITCHBOARD INCORPORATED

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

              for the years ended December 31, 1997, 1998 and 1999

                 Series E Special Voting
                     Preferred Stock             Common Stock                                   Accumulated
                 --------------------------  --------------------  Additional                      Other
                   Number of                 Number of              Paid-in     Contribution   Comprehensive  Accumulated
                    Shares        Value        Shares     Value     Capital      Receivable       Income        Deficit
                 -------------  -----------  ---------- --------- ------------  -------------  ------------- -------------
Balance,
  December 31,
  1996..........             --           --  7,000,000    70,000    1,115,185             --           --      (1,515,220)
Issuance of
  warrants
  related to
  technology
  development
  and marketing
  agreement.....             --           --         --        --      192,600             --           --              --
Accrued
  dividends for
  preferred
  stockholders..             --           --         --        --     (307,500)            --           --              --
Net loss........             --           --         --        --           --             --           --      (5,329,412)
                                             ---------- --------- ------------                               -------------
Balance,
  December 31,
  1997..........             --           --  7,000,000    70,000    1,000,285             --           --      (6,844,632)
Issuance of
  common stock
  under stock
  option plans..             --           --     13,250       133       13,117             --           --              --
Accrued
  dividends for
  preferred
  stockholders..             --           --         --        --     (292,500)            --           --              --
Net loss........             --           --         --        --           --             --           --      (5,365,062)
                                             ---------- --------- ------------                               -------------
Balance,
  December 31,
  1998..........             --           --  7,013,250    70,133      720,902             --           --     (12,209,694)
Issuance of
  common stock
  under stock
  option plans..             --           --     42,124       421       78,515             --           --              --
Issuance of
  common stock
  and common
  stock warrants
  to CBS
  Corporation,
  net of
  issuance costs
  of $977,120...             --           --  7,468,560    74,686   74,260,278  $ (70,312,084)          --              --
Issuance of
  common stock
  under
  technology
  agreement.....             --           --    140,000     1,400    1,048,600             --           --              --
Issuance of
  warrants
  related to a
  Web site
  agreement.....             --           --         --        --      497,071             --           --              --
Accrued
  dividends for
  preferred
  stockholders..             --           --         --        --     (938,732)            --           --              --
Issuance of
  preferred
  stock to CBS
  Corporation...              1           --         --        --           --             --           --              --
Non-cash
  advertising
  and promotion
  expenses......             --           --         --        --           --      4,069,246           --              --
Change in net
  unrealized
  gain on
  investment....             --           --         --        --           --             --    1,855,950              --
Net loss........             --           --         --        --           --             --           --      (8,804,896)
Comprehensive
  loss..........             --           --         --        --           --             --           --              --
                    -----------  ----------- ---------- --------- ------------  -------------   ----------   -------------
Balance,
  December 31,
  1999 .........              1           -- 14,663,934 $ 146,640 $ 75,666,634  $ (66,242,838)  $1,855,950   $ (21,014,590)
                    ===========  =========== ========== ========= ============  =============   ==========   =============
                     Total
                 Stockholders'
                    Deficit
                 --------------
Balance,
  December 31,
  1996..........     (330,035)
Issuance of
  warrants
  related to
  technology
  development
  and marketing
  agreement.....      192,600
Accrued
  dividends for
  preferred
  stockholders..     (307,500)
Net loss........   (5,329,412)
                 --------------
Balance,
  December 31,
  1997..........   (5,774,347)
Issuance of
  common stock
  under stock
  option plans..       13,250
Accrued
  dividends for
  preferred
  stockholders..     (292,500)
Net loss........   (5,365,062)
                 --------------
Balance,
  December 31,
  1998..........  (11,418,659)
Issuance of
  common stock
  under stock
  option plans..       78,936
Issuance of
  common stock
  and common
  stock warrants
  to CBS
  Corporation,
  net of
  issuance costs
  of $977,120...    4,022,880
Issuance of
  common stock
  under
  technology
  agreement.....    1,050,000
Issuance of
  warrants
  related to a
  Web site
  agreement.....      497,071
Accrued
  dividends for
  preferred
  stockholders..     (938,732)
Issuance of
  preferred
  stock to CBS
  Corporation...           --
Non-cash
  advertising
  and promotion
  expenses......    4,069,246
Change in net
  unrealized
  gain on
  investment....    1,855,950
Net loss........   (8,804,896)
                 --------------
Comprehensive
  loss..........   (6,948,946)
                 --------------
Balance,
  December 31,
  1999 ......... $ (9,588,204)
                 ==============

    The accompanying notes are an integral part of the financial statements.

                            SWITCHBOARD INCORPORATED

                            STATEMENTS OF CASH FLOWS

                                                For the Years Ended
                                                    December 31,
                                       ----------------------------------------
                                           1997          1998          1999
                                       ------------  ------------  ------------
Cash flows from operating activities:
 Net loss............................  $ (5,329,412) $ (5,365,062) $ (8,804,896)
 Adjustments to reconcile net loss to
   net cash used in operating
   activities:.......................
  Depreciation and amortization......       259,144       464,434       790,574
  Loss on disposal of property and
    equipment........................         3,450         2,936            --
  Provision for doubtful accounts....        18,619       281,381       117,702
  Expense related to warrant grants..       192,600            --       497,071
  Write-off of technology............            --     1,400,000            --
  Non-cash advertising and promotion
    expenses.........................            --            --     4,069,246
  Changes in operating assets and
    liabilities:
   Accounts receivable...............      (369,077)   (2,180,336)     (787,906)
   Other current assets..............       (14,658)        4,298      (467,516)
   Other assets......................            --            --      (442,191)
   Accounts payable..................       128,379      (103,372)      750,195
   Accrued expenses..................       352,824       907,325       600,805
   Deferred revenue..................       330,902       118,334       899,909
                                       ------------  ------------  ------------
     Net cash used in operating
       activities....................    (4,427,229)   (4,470,062)   (2,777,007)
Cash flows from investing activities:
 Purchase of property and equipment..      (295,953)     (464,430)     (942,155)
 Purchase of technology..............            --      (500,000)           --
 Capitalized software costs..........       (10,764)           --            --
                                       ------------  ------------  ------------
     Net cash used in investing
       activities....................      (306,717)     (964,430)     (942,155)
Cash flows from financing activities:
 Due to parent.......................            --     1,387,145            --
 Proceeds from convertible promissory
   notes--related party..............     4,603,543     6,646,900     3,335,307
 Proceeds from issuance of common
   stock, net........................            --        13,250     4,101,816
 Payments on convertible promissory
   notes--related party..............    (2,580,054)   (2,630,546)           --
 Payments on notes payable...........            --            --      (500,000)
                                       ------------  ------------  ------------
     Net cash provided by financing
       activities....................     2,023,489     5,416,749     6,937,123
Net increase (decrease) in cash and
  cash equivalents...................    (2,710,457)      (17,743)    3,217,961
                                       ------------  ------------  ------------
Cash and cash equivalents at
  beginning of period................     3,114,790       404,333       386,590
                                       ------------  ------------  ------------
Cash and cash equivalents at end of
  period.............................  $    404,333  $    386,590  $  3,604,551
                                       ============  ============  ============
Supplemental schedule of cash flow
  information:
 Interest paid.......................  $     48,948  $    399,142  $    117,084
                                       ============  ============  ============
Supplemental schedule of noncash
  financing activity:
 Issuance of note payable for
   technology........................                $  1,100,000
 Settlement of convertible promissory
   notes through issuance of
   preferred stock...................                              $ 11,722,452
 Issuance of common stock for
   technology........................                              $  1,050,000
 Non-cash issuance cost..............                              $    375,000
 Warrant received in connection with
   a Development, Access and License
   agreement.........................                              $    774,900

    The accompanying notes are an integral part of the financial statements.

                            SWITCHBOARD INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS

A. Nature of Business:

    Switchboard is an Internet-based local merchant network interconnecting consumers, merchants and national advertisers. Switchboard connects consumers searching for specific products and services with the merchants that provide them. Switchboard offers its users local information about people and businesses across the United States. Switchboard's online network gives local merchants a way to get their businesses represented online and facilitates commerce by connecting them with consumers. Switchboard provides an online lead generation engine for these local merchants and for national advertisers that reaches consumers motivated to buy products and services in specific geographic locations. Switchboard operates in one business segment.

    From Switchboard's inception (February 19, 1996) until December 31, 1999, Switchboard has been a unit and later a subsidiary of Banyan Systems Incorporated ("Banyan Worldwide").

    Switchboard is subject to risks and uncertainties common to growing technology-based companies, including rapid technological change, growth and commercial acceptance of the Internet, acceptance and effectiveness of Internet advertising, dependence on principal products and third-party technology, new product development, new product introductions and other activities of competitors, dependence on key personnel, security and privacy issues, dependence on strategic relationships, and limited operating history.

    Switchboard has also experienced substantial net losses since its inception and, as of December 31, 1999, had an accumulated deficit of $21.0 million. Such losses and accumulated deficit resulted from Switchboard's lack of substantial revenue and significantly increased costs incurred in the development of Switchboard's products and services and in the preliminary establishment of Switchboard's infrastructure. Switchboard expects to continue to experience significant growth in its operating expenses in order to execute its current business plan, particularly product development and sales and marketing expenses. As a result, Switchboard's business plan indicates that additional financing would be required to support its planned expenditures. In the event that an initial public offering is not completed on a timely basis, Switchboard believes that the funds currently available, together with the collateralized convertible note facility from Banyan Worldwide (Note F), would be sufficient to fund operations through at least the next 12 months.

B. Summary of Significant Accounting Policies:

 Basis of Presentation

    From inception, Switchboard has been a unit of and later a subsidiary of Banyan Worldwide. The accompanying financial statements, which are derived from the historical books and records of Banyan Worldwide, include the assets, liabilities, revenues and expenses of Switchboard at historical cost.

    These financial statements are intended to present management's estimates of the results of operations and financial condition of Switchboard as if it had operated as a stand-alone company since inception. Certain of the costs and expenses are management estimates of the cost of services provided by Banyan Worldwide and its subsidiaries. As a result, the financial statements presented may not be indicative of the results that would have been achieved had Switchboard operated as a nonaffiliated entity.

 Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent liabilities at the period end, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            SWITCHBOARD INCORPORATED

 Cash and Cash Equivalents and Investments

    Switchboard considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at amortized cost, which approximates market, and consist primarily of interest bearing deposits with major financial institutions.

    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Switchboard classifies all of its marketable equity securities as available for sale securities. These securities are valued at fair value. Unrealized holding gains and losses are reported as a component of accumulated other comprehensive income.

 Property and Equipment

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated asset lives:

       Computers, peripherals and servers.............................   3 years
       Equipment...................................................... 2-5 years
       Software.......................................................   3 years

    Maintenance and repairs are charged to expense when incurred, while betterments are capitalized. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective amounts and any gain or loss is reflected in operations.

 Product Development

    Costs incurred in the development of Switchboard's Web site are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to the establishment of technological feasibility and capitalized thereafter. Amortization of capitalized software costs is computed on an individual project basis and is calculated using the straight-line method over the estimated economic life of the software. Currently, Switchboard uses an estimated economic life of 12 to 36 months for capitalized software costs.

    Switchboard evaluates the net realizable value of capitalized software on an ongoing basis, relying on a number of factors including operating results, business plans, budgets, economic projections and undiscounted cash flows. In addition, Switchboard's evaluation considers nonfinancial data such as market trends, project development cycles and changes in management's market emphasis.

    In 1999, the Company adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The adoption of SOP 98-1 did not have a material impact on Switchboard's financial position or results of operations.

 Advertising Expense

    Advertising costs are expensed as incurred and totaled $202,195, $3,296,431, and $6,611,694 in the years ended December 31, 1997, 1998 and 1999, respectively. In 1999, the cost included $4,069,246 of non-cash advertising related to the CBS relationship (Note I).

 Revenue Recognition

    Switchboard generates its revenue from Web site advertising, syndication and licensing fees for its directory technologies, and its merchant aggregation program.

    Switchboard's advertising revenue is derived principally from short-term advertising contracts and sponsorship agreements in which Switchboard receives a fixed fee or earns a fee based on a per thousand impressions or per click basis. Revenue from advertising is recognized as the services are delivered provided

                            SWITCHBOARD INCORPORATED
that no significant Switchboard obligations remain and collection of the resulting receivable is probable. The duration of Switchboard's advertising commitments from customers typically range from two weeks to one year. Revenue from revenue-sharing agreements is recognized in the period following that in which the services are provided and when the revenue amount can be determined.

    Switchboard's syndication and licensing revenue consists of fees for engineering work performed to integrate Switchboard's directory sites with a customer's Web site, as well as for supplying access to Switchboard's directory sites. The syndication and licensing fees are usually paid at the beginning of the contract period and are typically nonrefundable. The fees and related costs are recognized ratably over the term of the contract.

    Switchboard's merchant aggregation program revenue consists of subscription fees for merchant Web sites, which are linked to Switchboard's yellow pages directory site, as well as customer acquisition fees paid by program partners for the initiation and set-up of new local merchant Web sites. Subscription fees are recognized over the period that the local merchant Web site is in place, usually on a monthly basis. Customer acquisition fees are recognized when the local merchant Web site construction is complete.

    Deferred revenue is principally comprised of billings in excess of recognized revenue relating to advertising agreements and licensing fees received pursuant to advertising or services agreements in advance of revenue recognition.

 Risks and Uncertainties

    Switchboard invests its cash and cash equivalents primarily in deposits and money market funds with financial institutions. Switchboard has not experienced any losses to date on its invested cash.

    A potential exposure to Switchboard is a concentration of credit risk in trade accounts receivable. Switchboard maintains reserves for credit losses and, to date, such losses have been within management's expectations. As of December 31, 1998, one customer accounted for 16.8% of accounts receivable while three customers accounted for 16.7%, 12.0%, and 10.7% of accounts receivable as of December 31, 1999. In addition, one customer accounted for 13.7% of revenue for the year ended December 31, 1997, while three customers accounted for 11.9%, 10.5% and 10.2% of revenue for the year ended December 31, 1998. One customer accounted for 22.7% of revenue for the year ended December 31, 1999.

 Income Taxes

    Switchboard accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which those temporary differences are expected to be recovered or settled. A deferred tax asset is established for the expected future benefit of net operating loss and credit carryforwards. A valuation reserve against net deferred tax assets is required if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

 Fair Value of Financial Instruments

    The carrying amounts of Switchboard's financial instruments, which include cash equivalents, accounts receivable, accounts payable, accrued expenses and a note payable approximate their fair values.

                            SWITCHBOARD INCORPORATED

 Accounting for Stock-Based Compensation

    Switchboard accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of Switchboard's common stock at the date of grant. Switchboard has adopted the provisions of Statement of Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," through disclosure only (Note N). All stock-based awards to nonemployees are accounted for at their fair value in accordance with SFAS No. 123.

 Pro Forma Balance Sheet

    Upon the closing of Switchboard's anticipated initial public offering, all of the outstanding shares of Series A, B, C and D Convertible Preferred Stock will automatically convert into 3,552,421 shares of common stock. These conversions have been reflected in the pro forma balance sheet as of December 31, 1999. The one outstanding share of Series E Special Voting Preferred Stock will not convert to common stock upon the closing of the anticipated initial public offering (Note I and M).

    In October 1999, the Board of Directors approved the amendment and restatement of Switchboard's Certificate of Incorporation to authorize capitalization of Switchboard of 85,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. The amendment will be effective upon the closing of an initial public offering and has been reflected in the pro forma balance sheet as of December 31, 1999.

 Net Loss per Share and Pro Forma Net Loss per Share

    Basic net loss per share is computed using the weighted average number of shares of common stock outstanding. Net loss used in the calculation is increased by the accrued dividends for the preferred stock outstanding in each period. Diluted net loss per share does not differ from basic net loss per share since potential common shares from conversion of preferred stock, stock options and warrants are antidilutive for all periods presented and are therefore excluded from the calculation. During the years ended December 31, 1997, 1998 and 1999, options to purchase 1,007,000, 1,162,875 and 2,951,600 shares of common stock, respectively, preferred stock convertible into 750,000, 750,000 and 3,552,422 shares of common stock, respectively, and warrants for 300,000, 300,000 and 1,751,937 shares of common stock, respectively, were not included in the computation of diluted net loss per share since their inclusion would be antidilutive. Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of preferred stock into common stock, as if the shares had converted immediately upon their issuance.

 Derivative Instruments and Hedging

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Switchboard does not expect SFAS No. 133 to have a material effect on its financial position or results of operations.

 Other Comprehensive Income

    Comprehensive income (loss) consists of net loss and net unrealized gains on investments and is presented in the Statement of Stockholders' Deficit. Comprehensive loss is equal to net loss for the years ended December 31, 1997 and 1998.

                            SWITCHBOARD INCORPORATED

C. Property and Equipment:

    Property and equipment consist of the following at:

                                                             December 31,
                                                         ----------------------
                                                            1998        1999
                                                         ----------  ----------
   Equipment............................................ $  252,275  $  246,199
   Computers, peripherals and servers...................  1,144,050   1,436,605
   Software.............................................     16,223     480,837
                                                         ----------  ----------
                                                          1,412,548   2,163,641
   Accumulated depreciation.............................   (774,247)   (961,063)
                                                         ----------  ----------
        Total........................................... $  638,301  $1,202,578
                                                         ==========  ==========

    Depreciation expense for the years ended December 31, 1997, 1998 and 1999 was $218,348, $346,206 and $377,878, respectively.

D. Other Assets:

    Other assets consist of the following at:

                                                             December 31,
                                                         ---------------------
                                                           1998        1999
                                                         ---------  ----------
   Capitalized software costs........................... $ 133,153  $  122,389
   Purchased technology.................................   200,000     200,000
   Deferred project costs...............................        --     442,191
   Software licenses....................................        --   1,050,000
                                                         ---------  ----------
                                                           333,153   1,814,580
   Accumulated amortization.............................  (193,374)   (595,306)
                                                         ---------  ----------
        Total........................................... $ 139,779  $1,219,274
                                                         =========  ==========

    During 1997, Switchboard capitalized $10,764 of software costs. There were no costs eligible for capitalization in 1998 or 1999. Amortization expense for other assets was $40,796, $118,228, and $412,696 for the years ended December 31, 1997, 1998 and 1999, respectively.

    On May 18, 1998, Switchboard acquired the Maps On Us Internet mapping technology from Lucent Technologies Incorporated. The technology was acquired to integrate it into Switchboard's directory Web site. Switchboard paid Lucent $500,000 in cash and executed a note payable of $1,100,000 to be paid over a two-year period. The note bears interest at a rate of 6.75%. At December 31, 1999, $600,000 of principal is outstanding under the note.

    A significant portion of the technology acquired was deemed incomplete as it did not meet the criteria for capitalization. The technology was incomplete because the technology required a substantial development effort by Switchboard in order to successfully integrate the Maps On Us technology into Switchboard's Web site. In addition, the technology had no alternative future use to Switchboard inasmuch as Switchboard had acquired the technology to improve and integrate it into the Switchboard Web site and not to market it as a standalone product. Further, Switchboard had no other product, line of business or product development project that could use the technology. Therefore, Switchboard recorded a charge to product development of $1,400,000 for the purchase of incomplete technology in 1998.

                            SWITCHBOARD INCORPORATED

E. Accrued Expenses:

    Accrued expenses consist of the following at:

                                                             December 31,
                                                        -----------------------
                                                           1998        1999
                                                        ----------- -----------
   Payroll............................................. $     7,695 $    83,970
   Commissions, bonus and other incentives.............      81,878     275,171
   Vacation............................................      79,124     111,180
   Royalties...........................................     847,778     540,526
   Professional services...............................      46,933     156,962
   Accrued interest....................................      48,125      27,958
   Telemarketing.......................................          --     472,412
   Deferred cost benefit...............................          --     774,900
   Other...............................................     252,427     296,586
                                                        ----------- -----------
   Total............................................... $ 1,363,960 $ 2,739,665
                                                        =========== ===========

F. Convertible Promissory Notes:

    On August 29, 1997, Switchboard entered into a collateralized convertible note facility with Banyan Worldwide. The facility was initially for $3,000,000, and was increased on February 20, 1998 to $7,000,000 and on May 3, 1999 to $10,000,000. Outstanding amounts under the facility bore interest at a rate equal to the applicable federal rate under Section 1274 of the Internal Revenue Code of 1986, as amended, for short-term loans with annual compounding interest for the month in which such loan was made and were due and payable on June 30, 2000. At December 31, 1997, 1998 and 1999 the interest rate in effect was 5.68%, 4.33%, and 5.74%, respectively. The outstanding amount of principal and interest was convertible at the option of Banyan Worldwide into shares of Series C Convertible Preferred Stock at a rate of $4.00 per share, subject to adjustment, at any time. The entire outstanding amount of principal and interest was converted on June 30, 1999 (Note M). Switchboard may not borrow any additional amounts under this facility.

    On May 3, 1999, Switchboard entered into a second collateralized convertible note facility with Banyan Worldwide. This facility was subsequently amended and restated in its entirety on January 26, 2000. The facility was originally for $5,000,000. Outstanding amounts bear interest at a rate equal to the applicable federal rate under Section 1274 of the Internal Revenue Code of 1986, as amended, for short-term loans with annual compounding interest for the month in which such loan was made and are due and payable on January 1, 2001. At December 31, 1999, the interest rate in effect was 5.74%. The outstanding amount of principal and interest is convertible at the option of Banyan Worldwide into shares of Series D Convertible Preferred Stock at $11.00 per share, subject to adjustment, at any time. The entire amount of principal and interest shall automatically be converted immediately prior to the consummation of an underwritten public offering in which Switchboard, prior to giving effect to the proceeds of the offering, is valued at at least $135,000,000 and resulting in at least $15,000,000 in net proceeds. Upon consummation of such a qualified offering, this facility shall be deemed cancelled in full and no further advances shall be made thereunder.

    On June 30, 1999, Switchboard issued 87,345 shares of Series D Convertible Preferred Stock to Banyan Worldwide upon the conversion by Banyan Worldwide of principal and interest of $655,089 under this facility. The dollar amount converted represented an estimate of all of the principal and interest outstanding as of June 30, 1999. As of July 1, 1999, Switchboard issued 59,160 additional shares of Series D Convertible Preferred Stock to Banyan Worldwide upon the conversion by Banyan Worldwide of principal and interest of $443,699 under this facility. The additional dollar amount converted represented the actual amount of all of the principal and interest outstanding as of June 30, 1999, after giving effect to the estimate Switchboard made on

                            SWITCHBOARD INCORPORATED

June 30, 1999. This conversion was made by Banyan Worldwide to put Banyan Worldwide and CBS in the equity ownership position they would have been in had the actual amount of outstanding principal and interest at June 30, 1999 been known on June 30, 1999. The facility remains in place and the maximum remaining amount available under the facility is $3,904,328.

    Borrowings from Banyan Worldwide in excess of the amounts available under the Convertible Promissory Notes are classified as due to parent on the balance sheet. This amount bears interest at the same rate as the borrowings under the Convertible Promissory Notes.

G. Related Parties:

    Switchboard and Banyan Worldwide have entered into a corporate services agreement dated November 1, 1996 under which Banyan Worldwide's corporate staff provides certain administrative services, including financial and accounting, human resources and payroll advice, treasury, tax and insurance services and routine data processing, technical support and equipment maintenance services for which Switchboard pays Banyan Worldwide a monthly fee based on Switchboard's headcount and the level of services provided by Banyan Worldwide. The fee is reviewed and adjusted periodically by mutual agreement of the parties. For these services, Switchboard was charged $335,229, $199,852 and $295,788 in 1997, 1998 and 1999, respectively. Management believes that the service fees charged by Banyan Worldwide are reasonable and that such fees are representative of the expenses Switchboard would have incurred on a stand-alone basis. The corporate services agreement extends for a period of three years and thereafter renews annually unless either party terminates the agreement with 90 days' notice to the other.

    For additional items such as development of data processing systems and programs, legal support, support in financing and acquisition transactions, general executive and management services, and support for contract bidding, Switchboard is charged based on Banyan Worldwide's labor costs for the employee performing the services. Further, Switchboard reimburses Banyan Worldwide for its pro rata share of telephone, photocopying, postage and employee benefit plan expenses.

    Switchboard leases the space it occupies under an agreement with Banyan Worldwide. Switchboard pays Banyan Worldwide rent in an amount that is approximately equal to its pro rata share of Banyan Worldwide's occupancy costs. Switchboard's share of Banyan Worldwide's occupancy costs was $184,464, $172,501, and $195,156 in 1997, 1998 and 1999, respectively.

    Certain directors of Switchboard hold positions as officers or directors of Banyan Worldwide. The Chairman of the Board of Directors of Switchboard is also Chairman of the Board of Directors, President and Chief Executive Officer of Banyan Worldwide. One director of Switchboard is Vice President and Chief Financial Officer of Banyan Worldwide.

H. Strategic Alliance:

    As of November 6, 1996, Switchboard entered into an agreement with America Online, Inc. ("AOL") and Digital City Inc. ("DCI") whereby Switchboard provided yellow pages and white pages services on the AOL service. Under the terms of the agreement, Switchboard derived advertising revenue based on the sale of advertising by Switchboard, AOL and DCI. The agreement was to extend until December 31, 1997. As of December 31, 1997, the November 1996 agreement was replaced by two agreements, one for the promotion of Switchboard's yellow pages service on certain AOL properties and the other for similar promotion of Switchboard's white pages service. These agreements were to extend until December 31, 1998.

                            SWITCHBOARD INCORPORATED

    In 1998, AOL terminated each agreement, and removed Switchboard from its Web site in November and December 1998. On December 31, 1998, Switchboard, AOL and DCI agreed to a settlement to resolve the amounts due between the parties. Under the terms of the settlement, Switchboard was required to pay AOL $839,194 for certain carriage payments and other amounts due, and DCI was required to pay Switchboard $116,064 for publication fees. Additionally, AOL was required to pay Switchboard $500,000, of which $200,000 is to be paid in the form of advertising inventory on certain AOL properties or, to the extent that such advertising inventory has not been provided by the end of a two-year period, in cash. The amounts due from AOL were recorded as revenue in 1998. As of December 31, 1999, the $200,000 has not yet been paid.

I. CBS Advertising, Promotion and License Agreement:

    In 1999, Switchboard and CBS Corporation ("CBS") consummated a number of agreements under which CBS acquired a 35% equity stake in Switchboard, through the issuance of 7,468,560 shares of Switchboard common stock and one share of Series E Special Voting Preferred Stock (Notes L and M). In exchange, Switchboard received $5,000,000 in cash and will receive advertising and promotional value over a term of seven years, across the full range of CBS media properties, as well as those of its radio and outdoor subsidiary, Infinity Broadcasting Corporation. As part of the transactions, CBS was also issued warrants to purchase up to an additional 1,066,937 shares of Switchboard common stock at a per share exercise price of $1.00, which would increase its ownership position in Switchboard to 40%. The warrants are not exercisable by CBS until the earlier of (i) June 30, 2001 or (ii) the closing of an initial public offering of Switchboard's common stock and are not exercisable after the earlier of (i) the second anniversary of an initial public offering of Switchboard's common stock or (ii) June 30, 2004. The number of shares of common stock and warrants issued to CBS are subject to adjustment in the event of certain future issuances of securities by Switchboard.

    The Advertising and Promotion Agreement dated as of June 30, 1999 and among Switchboard, Banyan Worldwide and CBS provides advertising with a future value of $95 million to Switchboard over a seven-year period, subject to one year renewals upon the mutual written agreement of Switchboard, Banyan and CBS. The net present value of the advertising has been recorded as a contribution receivable for the common stock issued. The contribution receivable will be reduced as Switchboard utilizes advertising based on the proportion of advertising provided to the total amount to be provided over the seven-year term. CBS is required to provide advertising and promotion services on an annual basis as follows:

       Contract Year Ended June 30,
       ----------------------------
          2000.....................................................  $13 million
          2001.....................................................  $13 million
          2002.....................................................  $13 million
          2003.....................................................  $14 million
          2004.....................................................  $14 million
          2005.....................................................  $14 million
          2006.....................................................  $14 million

    The value of advertising provided will be based on the average paid unit price, excluding barter, for similar services provided to third parties during the month prior to the delivery of the advertising services. Switchboard may elect to defer to a subsequent contract year up to 35% of the advertising and promotional value, provided, however, that CBS not be required to provide advertising and promotional value in excess of $18,900,000 in any given contract year.

    Switchboard is required to pay CBS a 25% revenue share on the net advertising revenues derived from the sale of advertising displayed to CBS users through the co-branded interfaces or vertical guides during the

                            SWITCHBOARD INCORPORATED
term of the agreement. Additionally, Switchboard is required to pay a 12% sales commission for advertising sold by CBS on the Switchboard Web site, or on advertisements displayed to CBS users through co-branded interfaces or vertical guides. Furthermore, after the expiration of the term of the license agreement, Switchboard will be required to pay CBS a royalty of 25% of certain net revenue recognized by Switchboard during each calendar quarter after the expiration. The net revenue with respect to which a royalty is due will be calculated as gross operating revenue derived by Switchboard from the CBS.Switchboard.com and CBSSwitchboard.com Web site addresses, or traffic derived from such Web site addresses, reduced by royalties, commissions and fees paid to CBS and other third parties and applicable taxes and other expenses in generating that operating revenue. These costs will be accounted for as sales and marketing expense when incurred.

    In the event that the agreement is terminated by Switchboard for cause, as defined in the agreement, in lieu of performing the advertising and promotional obligations CBS may elect to pay in cash the difference between $95 million and the amount of promotional value provided to date. CBS may pay the cash over the original term of the agreement or in a lump sum payment equal to the net present value of the amount due.

    Banyan Worldwide has agreed to indemnify CBS for breaches by Switchboard of representations, warranties and covenants in the Advertising and Promotion Agreement. The indemnification obligations with respect to the covenants will expire upon the first to occur of: (i) the first business day after June 30, 2001 when Banyan Worldwide owns or controls less than a majority of Switchboard's voting power; and (ii) the first business day after any person owns or controls more of Switchboard's voting power than Banyan Worldwide does. Switchboard has agreed to indemnify Banyan Worldwide for amounts that Banyan Worldwide may be required to pay to CBS pursuant to Banyan Worldwide's indemnification obligations to CBS.

    CBS and Switchboard also entered into a License Agreement dated as of June 30, 1999 which provides a ten-year license, subject to extension, to Switchboard for the utilization of the CBS trademarks in identifying, marketing and promoting the Switchboard Web site. If Switchboard terminates the agreement for cause, as defined in the agreement, CBS must pay $3.5 million to Switchboard for each year remaining in the agreement at the date of termination.

    Additionally, Banyan Worldwide issued a common stock purchase warrant to CBS on June 30, 1999, whereby CBS received warrants to purchase 250,000 shares of Banyan Worldwide's common stock at $11.27 per share. Switchboard has recorded the fair value of the Banyan Worldwide warrants based on the Black-Scholes model as a common stock issuance cost of $375,000.

J. Commitments and Contingencies:

    Switchboard's facilities are provided by Banyan Worldwide as part of the corporate services agreement, which is renegotiated on a periodic basis (Note
G).

    Under a licensing agreement, Switchboard is obligated to pay minimum royalties of $400,000, $450,000, and $500,000 in the years 2000, 2001, and
2002, respectively.

K. Income Taxes:

    The provision for income taxes consists of the following:

                                                Years Ended December 31,
                                            -----------------------------------
                                               1997        1998        1999
                                            -----------  ---------  -----------
   Deferred tax benefit.................... $(2,087,000) $(772,000) $(2,926,000)
   Valuation allowance.....................   2,087,000    772,000    2,926,000
                                            -----------  ---------  -----------
                                                     --         --           --
                                            ===========  =========  ===========

                            SWITCHBOARD INCORPORATED

    Switchboard's effective tax rate varied from the statutory rate as follows:

                               Years Ended
                              December 31,
                            ---------------------
                            1997    1998    1999
                            -----   -----   -----
   Federal income tax
     rate.................. (34.0)% (34.0)% (34.0)%
   State taxes.............  (6.1)%  (2.2)%  (5.0)%
   Use of net operating
     losses by Banyan
     Worldwide.............   0.9 %  21.9 %   5.8 %
   Valuation allowance.....  39.2 %  14.3 %  33.2 %
                            -----   -----   -----
                              0.0 %   0.0 %   0.0 %
                            =====   =====   =====

    Based on Switchboard's current financial status, realization of Switchboard's deferred tax assets is uncertain and, accordingly, a valuation allowance for the entire deferred tax asset amount has been recorded. The components of the net deferred tax asset (liability) and the related valuation allowance are as follows:

                                                            December 31,
                                                       ------------------------
                                                          1998         1999
                                                       -----------  -----------
   Deferred tax assets:
    Net operating loss carryforwards.................. $ 2,935,000  $ 5,718,000
    Writeoff of technology............................     562,000      668,000
    Allowance for doubtful accounts...................     121,000       65,000
    Accrued compensation..............................      60,000       82,000
    Deferred revenue..................................          --       66,000
    Other.............................................          --        3,000
                                                       -----------  -----------
                                                         3,678,000    6,602,000
   Deferred tax liability:
    Capitalized software..............................      (3,000)          --
                                                       -----------  -----------
                                                            (3,000)          --
   Less valuation allowance...........................  (3,675,000)  (6,602,000)
                                                       -----------  -----------
     Net deferred tax assets..........................          --           --
                                                       ===========  ===========

    Of the $6,602,000 valuation allowance at December 31, 1999, $226,000 relating to deductions for nonqualified stock options will be credited to paid-in capital, if realized.

    As of December 31, 1999, Switchboard has federal and state net operating loss carryforwards of approximately $14,200,000, which begin to expire in 2011 and 2001, respectively. Switchboard's available net operating loss carryforwards have been reduced by approximately $5,137,000 due to the utilization of the net operating losses in Banyan Worldwide's consolidated tax return.

    Ownership changes resulting from Switchboard's issuance of capital stock may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. The amount of the annual limitation is determined based upon the Switchboard's value immediately prior to the ownership change. Subsequent significant changes in ownership could further affect the limitation in the future.

                            SWITCHBOARD INCORPORATED

L. Common Stock and Common Stock Warrants:

    In 1996, Banyan Worldwide assigned all of its right, title and interest in the Switchboard software to Switchboard, transferred net assets including accounts receivable, property and equipment, capitalized software costs, and deferred revenue, valued at $546,478 and settled advances of $697,093 from Banyan Worldwide in exchange for 7,000,000 shares of Switchboard common stock.

    In November 1997, Switchboard entered into a technology development and marketing agreement with a software provider. Under the terms of the agreement, Switchboard received certain rights in the technology of the software provider and certain services from the software provider to further develop the technology. Upon the initial delivery of the technology, Switchboard issued a warrant to purchase 300,000 shares of common stock at $2.00 per share. The warrants were fully vested at the issue date. The fair value of the warrant at the time of issuance was estimated to be $192,600 using the Black-Scholes model. The fair value was recorded as product development expense at the date of issuance, because the technology had not reached technological feasibility.

    The software provider agreement provided for an additional issuance of equity in Switchboard upon delivery of the next release of the technology in accordance with jointly developed specifications, either in the form of a warrant for or shares of common stock. In May 1999, Switchboard issued 140,000 shares of common stock to the software provider upon acceptance of the technology by Switchboard. Switchboard capitalized $1,050,000, the fair value of Switchboard common stock on the date of issuance, as the technology had reached technological feasibility, and is amortizing that value over a two-year period.

    In March 1999, in connection with a co-branded website and linking agreement ("Web site Agreement") with a joint venture customer, Switchboard issued a series of warrants for 385,000 shares of common stock at $8.00 per share. The Web site Agreement expires on October 31, 2000, except in the event of the dissolution of the joint venture. In that case, the Web site Agreement will terminate at the time of the joint venture dissolution, provided that the customer informs Switchboard of the joint venture dissolution before December 1, 1999. No notification of dissolution was received by Switchboard. If the customer terminates the agreement for any reason other than cause or the dissolution of the joint venture, the customer will be required to pay $200,000 to Switchboard.

    At the execution of the Web site Agreement, warrants to purchase up to an aggregate of 233,750 shares of common stock vested immediately ("Initial Warrants"). The warrants for the remaining shares ("Additional Warrants") vested on December 31, 1999. The value of the Initial Warrants was estimated to be $200,558 on the date of issuance using the Black-Scholes model and is being amortized as sales and marketing expense over the nineteen-month term of the Web site Agreement. The value of the Additional Warrants was estimated to be $129,773 on the date of issuance using the Black-Scholes model. The value of the Additional Warrants was adjusted to market at each balance sheet date until December 31, 1999 and is being amortized as sales and marketing expense over the nineteen-month term of the Web site Agreement. On December 31, 1999, the total value of the Additional Warrants was $848,815.

    In 1999, Switchboard issued 7,468,560 shares of common stock and a warrant to purchase up to 1,066,937 shares of common stock to CBS Corporation (Note I).

                            SWITCHBOARD INCORPORATED

M. Preferred Stock and Preferred Stock Warrants:

    A summary of redeemable convertible preferred stock activity for the years ended December 31, 1997, 1998 and 1999 is as follows:

                              Series A            Series C             Series D
                             Redeemable          Redeemable           Redeemable
                            Convertible          Convertible         Convertible
                          Preferred Stock      Preferred Stock     Preferred Stock
                         ------------------ --------------------- ------------------
                         Shares    Amount    Shares     Amount    Shares    Amount      Total
                         ------- ---------- --------- ----------- ------- ---------- -----------
Balance at December 31,
  1996.................. 750,000 $3,058,386                                          $ 3,058,386
Accrued dividends for
  preferred
  stockholders..........            307,500                                              307,500
                         ------- ----------                                          -----------
Balance at December 31,
  1997.................. 750,000  3,365,886                                            3,365,886
Accrued dividends for
  preferred
  stockholders..........            292,500                                              292,500
                         ------- ----------                                          -----------
Balance at December 31,
  1998.................. 750,000  3,658,386                                            3,658,386
Conversion of amounts
 due to parent and
 convertible promissory
 notes..................                    2,655,916 $10,623,664 146,505 $1,098,788 $11,722,452
Accrued dividends for
  preferred
  stockholders..........            315,000               565,383             58,349     938,732
                         ------- ---------- --------- ----------- ------- ---------- -----------
Balance at December 31,
  1999.................. 750,000 $3,973,386 2,655,916 $11,189,047 146,505 $1,157,137 $16,319,570
                         ======= ========== ========= =========== ======= ========== ===========

    Switchboard is authorized to issue 10,000,000 shares of preferred stock, $0.01 par value, 750,000 of which are designated as Series A Convertible Preferred Stock ("Series A Preferred Stock"), 1,500,000 of which are designated as Series B Convertible Preferred Stock ("Series B Preferred Stock"), 4,000,000 of which are designated as Series C Convertible Preferred Stock ("Series C Preferred Stock"), 1,500,000 of which are designated as Series D Convertible Preferred Stock ("Series D Preferred Stock") and one of which is designated as Series E Special Voting Preferred Stock ("Series E Preferred Stock").

    At December 31, 1999, Switchboard had 3,552,422 shares of common stock reserved for conversion of the preferred stock.

 Series A, B, C and D Preferred Stock

    The Series A, B, C and D Preferred Stock is voting. Dividends may be declared and paid when determined by the Board of Directors. The Series A, B, C and D Preferred Stock is convertible at any time by the holders, at the then applicable conversion rate adjusted from time to time (one to one on the date of issuance). Upon liquidation, the holders of the Series A, B, C and D Preferred Stock are entitled to receive, out of funds then generally available, an amount equal to $4.00 per share in the case of Series A Preferred Stock and Series C Preferred Stock, $6.00 per share in the case of Series B Preferred Stock and $7.50 per share in the case of Series D Preferred Stock, plus any declared and unpaid dividends. Following payment to holders of all other classes of preferred stock, the Series A, B, C and D Preferred Stock holders are then entitled to share in the remaining available funds on an "as if converted" basis.

    Shares of the Series A, B, C and D Preferred Stock automatically convert into common stock upon the closing of a qualified public offering, which is defined as an offering in which Switchboard is valued at at least $135,000,000 (determined by multiplying the number of outstanding shares of capital stock of Switchboard on a fully diluted basis by the initial offering price) and resulting in at least $15,000,000 of net proceeds (determined by subtracting underwriters' discounts and commissions from gross proceeds).

    In the case of a liquidation due to a consolidation or merger of Switchboard with or into another company in which Switchboard is not the surviving entity, the holders of Series A, B, C and D Preferred Stock can elect to convert their shares of preferred stock into the shares of stock or other securities of the surviving entity in lieu of receiving cash payments.

                            SWITCHBOARD INCORPORATED

    At the option of the holders of preferred stock, Switchboard is required to redeem the Series A, B, C and D Preferred Stock at a price equal to $4.00, $6.00, $4.00 and $7.50, respectively, plus accrued interest at the prime rate plus 2% (10.50% on December 31, 1999), plus any declared and unpaid dividends, in three equal annual payments, plus interest thereon, beginning June 30, 2000. The accrued interest is recorded as accrued dividends to preferred stockholders in the statement of operations.

    In November 1996, Switchboard issued 750,000 shares of Series A Preferred Stock at $4.00 per share to American Online, Inc. ("AOL") and Digital City Inc. ("DCI") for total consideration of $3,000,000. In connection with this transaction, Switchboard issued warrants to each of AOL and DCI to purchase shares of Series B Preferred Stock equal to 3.75% of Switchboard's capital stock on the date of exercise, on a fully diluted basis. The per share exercise price is equal to $60 million divided by the number of fully diluted shares of Switchboard's capital stock on the date of exercise, and is subject to adjustment. The warrant expires at the earlier of (i) the date on which AOL ceases to promote Switchboard through a link to the Switchboard Web site through the AOL service or AOL.com or (ii) November 5, 2000. The warrant to DCI expired unexercised on December 31, 1997. AOL has indicated in the past that its warrant is still outstanding; however, management believes that the warrant to AOL expired, pursuant to its terms. If the warrants were deemed outstanding at December 31, 1999, the exercise price would be $2.56 per share. Assuming consummation of this offering, the exercise price would be $2.07, based on fully diluted shares at December 31, 1999, including the assumed issuance of 5,500,000 shares in this offering. For the purposes of these calculations fully diluted shares includes 18,216,355 shares of common stock on a pro forma basis, options to purchase 2,951,600 shares of common stock, warrants for 1,751,937 shares of common stock, and 466,785 shares of common stock and warrants to purchase 66,683 additional shares of common stock that would be issued in accordance with anti-dilution provisions of the CBS agreement.

    No shares of Series B Preferred Stock have been issued to date.

    In 1999, Switchboard issued 2,655,916 shares of Series C Preferred Stock and 146,505 shares of Series D Preferred Stock to Banyan Worldwide upon the conversion of outstanding convertible promissory notes outstanding (Note F).

 Series E Preferred Stock

    On June 30, 1999, Switchboard issued one share of Series E Preferred Stock to CBS Corporation ("CBS") in connection with the Advertising and Promotion and License Agreements (Note I).

    The Series E Preferred Stock is voting. Additionally, the holder of the Series E Preferred Stock, voting as a separate class, shall be entitled to elect a certain number directors, depending on whether the license agreement between CBS and Switchboard remains in effect and the percentage ownership in Switchboard that CBS holds. The Series E Preferred Stock is convertible at any time by CBS. The share of Series E Preferred Stock will automatically be converted to one share of common stock (i) on the date both the license agreement is no longer in effect and CBS's fully diluted ownership interest in Switchboard equals zero; (ii) on the date a competitor of Switchboard acquires a direct or indirect beneficial ownership interest of more than 30% of the outstanding shares of common stock, or securities representing, in the aggregate of more than 30% of the voting power of CBS, or all or substantially all of CBS's assets; or (iii) the date on which the outstanding share of Series E Preferred Stock is held by any person or entity other than CBS or its affiliates. The Series E Preferred Stock is junior to the Series A, B, C and D Preferred Stock with respect to redemption rights and the right to receive either dividends or amounts distributable upon liquidation, dissolution or winding up of Switchboard.

                            SWITCHBOARD INCORPORATED

N. Stock Option Plans:

    In October 1999, Switchboard adopted the 1999 Stock Incentive Plan (the "1999 Option Plan"). A total of 1,500,000 shares of common stock have been reserved for issuance under the 1999 Option Plan. As of December 31, 1999, options to purchase 7,000 shares have been granted under the 1999 Option Plan.

    Switchboard also has the 1996 Stock Incentive Plan (the "1996 Option Plan") which provides for the issuance of options to purchase 3,000,000 shares of Switchboard's common stock. As of December 31, 1999, options to purchase 2,999,974 have been issued under the 1996 Option Plan.

    Generally, options under the 1996 and 1999 Option Plans vest over four years.

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                              Shares     Price
                                                             ---------  --------
   Outstanding at December 31, 1996.........................   837,000   $1.00
   Granted..................................................   336,000    1.44
   Canceled.................................................  (166,000)   1.00
                                                             ---------   -----
   Outstanding at December 31, 1997......................... 1,007,000    1.15
   Granted..................................................   522,875    2.17
   Exercised................................................   (13,250)   1.00
   Canceled.................................................  (353,750)   1.53
                                                             ---------   -----
   Outstanding at December 31, 1998......................... 1,162,875    1.49
   Granted.................................................. 1,972,950    8.67
   Exercised................................................   (42,124)   1.87
   Canceled.................................................  (142,101)   2.66
                                                             ---------   -----
   Outstanding at December 31, 1999......................... 2,951,600   $6.23
                                                             =========   =====

    As of December 31, 1999, 1,493,026 shares were available for grant under the 1996 and 1999 Option Plans.

    The following table summarizes information about the stock options at December 31, 1999:

                                    Options Outstanding        Options Exercisable
                              -------------------------------- --------------------
                                           Weighted
                                            Average   Weighted             Weighted
                                           Remaining  Average              Average
                                Number    Contractual Exercise   Number    Exercise
   Range of Exercise Prices   Outstanding    Life      Price   Exercisable  Price
   ------------------------   ----------- ----------- -------- ----------- --------
   $1.00--1.50.............      638,000      7.0      $1.00     475,000    $1.00
   $2.00--2.50.............      361,000      8.4      $2.19     112,124    $2.25
   $7.50--9.00.............    1,952,600      9.7      $8.68      31,250    $7.54

    Had compensation cost for Switchboard's stock option plan been determined based on the fair value at the grant date for awards in 1997, 1998 and 1999, consistent with the provisions of SFAS 123, Switchboard's net loss and basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

                                                      Year Ended December 31,
                            ---------------------------------------------------------------------------------
                                      1997                        1998                       1999
                            --------------------------  -------------------------  --------------------------
                            As Reported    Pro Forma    As Reported   Pro Forma    As Reported    Pro Forma
                            ------------  ------------  -----------  ------------  -----------  -------------
   Net loss attributed to
    common stockholders.... $ (5,636,912) $ (5,779,334) $(5,657,562) $ (5,944,629) $(9,743,628) $ (11,775,751)
   Basic and diluted loss
    per share.............. $      (0.81) $      (0.83) $     (0.81) $      (0.85) $     (0.89) $       (1.08)

                            SWITCHBOARD INCORPORATED

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in each of the following periods:

                                                               Year Ended
                                                              December 31,
                                                         -----------------------
                                                          1997    1998    1999
                                                         ------- ------- -------
   Dividend yield.......................................   0%      0%      0%
   Expected volatility..................................   90%     90%     90%
   Risk free interest rate..............................  6.16%   5.48%   5.72%
   Expected lives....................................... 7 years 6 years 5 years

    The weighted average grant date fair values using the Black-Scholes option pricing model were $1.17, $1.66 and $6.87 during the years ended December 31, 1997, 1998, and 1999, respectively. The effects of applying SFAS 123 in this disclosure were not indicative of future amounts. Additional grants in future years are anticipated.

    In 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan allows for the issuance of 300,000 shares of Switchboard's common stock to eligible employees. Under the Purchase Plan, Switchboard is authorized to make a series of offerings during which employees may purchase shares of common stock through payroll deductions made over the term of the offering. The per-share purchase price at the end of each offering is equal to 85% of the fair market value of the common stock at the beginning or end of the offering period (as defined by the Purchase Plan), whichever is lower.

O. Investment:

    In August 1999, in connection with a Development, Access and License agreement with a third party, Switchboard was issued a warrant for 150,000 shares of common stock, with an exercise price of $9.19 per share. The underlying common stock of the third party is publicly traded and can be registered at the demand of Switchboard any time after June 16, 2000. The warrant expires on June 30, 2002.

    Switchboard has recorded the warrant at its fair value of $774,900 determined using the Black-Scholes model. Switchboard has also recorded a corresponding deferred cost benefit which will be amortized in relation to the costs incurred over the three-year term of the agreement. No costs were incurred in 1999.

P. Subsequent Event:

    On January 28, 2000, the stockholders of Switchboard approved an amendment to the 1999 Option Plan whereby the shares reserved for issuance were increased by 375,000 to 1,875,000.

    On February 4, 2000, Switchboard filed a Certificate of Amendment to Switchboard's Certificate of Incorporation to authorize an increase in the capitalization of Switchboard from 30,000,000 to 85,000,000 shares of common stock.

[Narrative description of graphic material omitted in electronically filed document:

Description of inside back cover:

    At the top of the page is the heading "Advertising on Switchboard" set against a purple background. The page is separated into three separate vignettes, from top to bottom of the page. The caption, "Switchboard offers customers a wide range of advertising options.", is centered above the vignettes.

    The first vignette displays a snapshot of a yellow pages search query Web page on the Switchboard Web site centered between two sets of captions and text. To the left of the snapshot is the caption "Banner Advertising" which serves as the heading for the text directly below it, "We offer site-wide, category-specific and location-targeted banner programs." Two red arrows point from that text to banner advertisements on the Web page snapshot. To the right of the snapshot is the caption "Sponsor Advertising" which serves as the heading for the text directly below it, "Our site-wide and category-specific sponsorship consistently and prominently display ads on our Web site." A red arrow points from the caption to sponsor advertisements on the Web page snapshot.

    The second vignette displays a snapshot of a yellow pages search results Web page on the Switchboard Web site. To the right of the snapshot is the caption "Yellow Page Display Advertising" which serves as the heading for the text directly below it, "We provide yellow pages-style display advertisements which give advertisers a range of location, category and size options at the local and national levels. Our display ads rotate to ensure that each advertiser is periodically visible near the top of the page.". A red arrow points from the text to the display advertisements on the Web page.

    The third vignette displays two snapshots of Web pages on the Switchboard Web site. On the left is a snapshot of Switchboard's shopping area service. Centered underneath that snapshot is the caption, "Switchboard Shopping Area". On the right is a snapshot of a white pages search results Web page. Centered underneath that snapshot is the caption, "Switchboard White Pages". Between the two snapshots is the caption "E-Commerce Advertising" which serves as the heading for the text directly below it, "We offer advertising options placed near white pages search results and in our shopping area to e-commerce Web sites.". Beneath that text are two red arrows, one pointing to each of the snapshots.

Description of outside back cover:

    Centered in the top half of the page is a large yellow circle with a black border. Inside the circle is the logo "Think outside the bookSM". Beneath that logo within the circle in blue type with the CBS eye device in red is the logo "CBS Switchboard.com". These logos are superimposed over the silhouette of a person opening a door into a building. Beneath the circle centered slightly below the middle of the page is the text "Switchboard has won numerous awards since its launch:". A vignette appears below this text which includes four pictures, from left to right across the page. The first picture is of the front cover of Windows Magazine. Below that picture is the caption, ```101 Best Business Sites', June 1, 1999 by Windows Magazine". The second picture is of a logo for PC Magazine's top 100 Web sites in January 1999. Below that picture is the caption, ```Top 100 Websites for People Finders', January 18, 1999 by PC Magazine". The third picture is of a logo for Yahoo! Internet Life. Below that picture is the caption, "Switchboard and Maps On Us -- "10 Supremely Useful Sites on the Web', November 18, 1999 by Yahoo! Internet Life Magazine". The fourth picture is of a Web page on the Newsweek.com Web site. Below that picture is the caption, ```Favorite' site on the Web for finding people and businesses, September 12, 1999 by Newsweek Magazine."]

             * ALTERNATE COVER PAGE FOR INTERNATIONAL PROSPECTUS *

                      [SWITCHBOARD/(R)/ LOGO APPEARS HERE]

                                5,500,000 Shares

                                  Common Stock

    Switchboard Incorporated is offering 5,500,000 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "SWBD."

                             ---------------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 8.

                             ---------------------

                                                          Per Share    Total
                                                          ---------    -----
Public Offering Price....................................  $15.00   $82,500,000
Underwriting Discounts and Commissions...................  $ 1.05   $ 5,775,000
Proceeds to Switchboard..................................  $13.95   $76,725,000

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Switchboard has granted the underwriters a 30-day option to purchase up to an additional 825,000 shares of common stock to cover over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on March 7, 2000.

                             ---------------------

                              Joint Lead Managers

Robertson Stephens International                               J.P. Morgan & Co.

                             ---------------------

The Robinson-Humphrey Company___________________________________________________
                                                                   Wit SoundView

                 The date of this prospectus is March 2, 2000.

                * ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS *

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., J.P. Morgan Securities Inc., The Robinson-Humphrey Company, LLC and SoundView Technology Group, Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.


                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
   FleetBoston Robertson Stephens Inc. and FleetBoston Robertson
     Stephens
     International Limited...........................................  2,280,000
   J.P. Morgan Securities Inc. ......................................  1,560,000
   The Robinson-Humphrey Company, LLC................................    480,000
   SoundView Technology Group, Inc. .................................    480,000
   CIBC World Markets Corp. .........................................    100,000
   Burnham Securities Inc. ..........................................    100,000
   E*OFFERING Corp. .................................................    100,000
   Fidelity Capital Markets Company..................................    100,000
   Josephthal & Co. Inc. ............................................    100,000
   Needham & Company, Inc. ..........................................    100,000
   Edgar M. Norris & Co. Inc. .......................................    100,000
                                                                       ---------
     Total...........................................................  5,500,000
                                                                       =========

    The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price located on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $0.63 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction in this price will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them of the common stock and subject to their right to reject any order in whole or in part.

    Prior to this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus will be determined through negotiations among the representatives and us. Among the factors considered in those negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

    The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

 Over-Allotment Option

    We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 825,000 additional shares of common stock, to cover over-allotments, if any, at the public offering price less the underwriting discount located on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the 825,000 additional shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage of these additional shares as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold.

                                       73